As filed with the Securities and Exchange Commission on January 4, 2016

                                               Registration Nos.    333-________
                                                                       811-05279
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                                      and

                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940

                                Amendment No. 28

      ALLSTATE LIFE INSURANCE COMPANY VARIABLE ANNUITY SEPARATE ACCOUNT C
             (formerly, Charter National Variable Annuity Account)
                           (Exact Name of Registrant)


                        ALLSTATE LIFE INSURANCE COMPANY
                              (Name of Depositor)
          (Former Depositor, Charter National Life Insurance Company)

                               3075 Sanders Road
                           Northbrook, Illinois 60062
              (Address of Depositor's Principal Executive Offices)
                  Depositor's Telephone Number: (847) 402-5000

                                Jan Fischer-Wade
                        Allstate Life Insurance Company
                            2940 S. 84th Street, 1B3
                            Lincoln, Nebraska 68506
                    (Name and Address of Agent for Service)

                                    Copy to:
                                Stephen E. Roth
                        Sutherland Asbill & Brennan, LLP
                        700 Sixth Street, NW, Suite 700
                           Washington, DC 20001-3960

Title of Securities Being Registered: Units of interest in a separate account under flexible premium deferred variable annuity contracts

Approximate  Date  of  Proposed  Public  Offering:

As  soon  as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                     SCUDDER HORIZON PLAN VARIABLE ANNUITY
                                   Issued by
                        ALLSTATE LIFE INSURANCE COMPANY
          (former Depositor, Charter National Life Insurance Company)

      Allstate Life Insurance Company Variable Annuity Separate Account C
             (formerly, Charter National Variable Annuity Account)

                        Supplement Dated January 4, 2016
                                     to the
                Prospectus dated April 30, 2005, as Supplemented

              Home Office: 3075 Sanders Road, Northbrook, IL 60062
                            Customer Service Center:
                    P.O. Box 66091, Dallas, Texas 75266-0191
                  2940 S. 84th Street, Lincoln, Nebraska 68506
                                 1-800-242-4402

This supplement amends the prospectus for the Scudder Horizon Plan variable annuity contract ("Contract"), formerly issued by Charter National Life Insurance Company ("Charter National"), to provide information about the merger ("Merger") of Charter National with and into Allstate Life Insurance Company ("ALIC," "Company," "we," "us," "our"). All capitalized terms that are not defined in this prospectus supplement shall have the meanings given to those same terms in your Contract prospectus.

Charter had stopped issuing new Contracts by May 1, 2005. Following the Merger, ALIC will not be issuing new Contracts.

Effective on or about January 1, 2016, Charter National merged with and into its affiliate, ALIC. Before the merger, Charter National was the issuer of the Contract. Upon consummation of the Merger, Charter National's corporate existence ceased by operation of law, and ALIC assumed legal ownership of all of the assets of Charter National, including the separate account that funds the Contract ("Variable Account"), and the assets of the Variable Account. In connection with the Merger, the Variable Account was renamed Allstate Life Insurance Company Variable Annuity Separate Account C. As a result of the Merger, ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Contract. The Contract has thereby become a flexible premium deferred variable annuity contract funded by a separate account of ALIC. Thus, references to Charter National as depositor of the Variable Account and issuer of the Contract in the April 30, 2005 prospectus, as supplemented, should be replaced by references to ALIC. Similarly, references to the Variable Account as Charter National Variable Annuity Account should be replaced by references to Allstate Life Insurance Company Variable Annuity Separate Account C.

The Merger did not affect the terms of, or the rights and obligations under, your Contract, other than to change the insurance company that is obligated to provide your Contract benefits from

Charter National to ALIC. The Merger also did not result in any adverse tax consequences for any Contract owners, and Contract owners will not be charged additional fees or expenses as a result of the Merger. You will receive a Contract endorsement from ALIC that reflects the change from Charter National to ALIC. Until we amend all forms that we use that are related to the Contracts, we may still reflect Charter National in correspondence and disclosure to you.


The following variable investment options are available under the Contracts:


SUBACCOUNT                                   PORTFOLIO                                      ADVISOR
Deutsche Variable Series I
Deutsche Bond VIP                          Deutsche Bond VIP-Class A                  Deutsche Investment Management Americas Inc.
Deutsche Capital Growth VIP                Deutsche Capital Growth VIP-Class A        Deutsche Investment Management Americas Inc.
Deutsche Global Small Cap VIP              Deutsche Global Small Cap VIP-Class A      Deutsche Investment Management Americas Inc.
Deutsche Core Equity VIP                   Deutsche Core Equity VIP-Class A           Deutsche Investment Management Americas Inc.
Deutsche CROCI(Reg. TM)                    Deutsche CROCI(Reg. TM) International      Deutsche Investment Management Americas Inc.
International VIP                            VIP-Class A
Deutsche Variable Series II
Deutsche Global Income Builder VIP         Deutsche Global Income Builder VIP-        Deutsche Investment Management Americas Inc.
                                             Class A
Deutsche Small Mid Cap Growth VIP          Deutsche Small Mid Cap Growth VIP-         Deutsche Investment Management Americas Inc.
                                             Class A
Deutsche Money Market VIP                  Deutsche Money Market VIP-Class A          Deutsche Investment Management Americas Inc.

The "EXPENSE TABLE" section of the prospectus is updated by replacing disclosure immediately preceding and under the subheading "Annual Portfolio Expenses" as follows:

The next table shows the lowest and highest total operating expenses (before any fee waivers and expense reimbursements) charged by the Portfolios during the fiscal year ended December 31, 2014. Expenses of the portfolios may be higher or lower in the future. More detail concerning each portfolio's fees and expenses is contained in the prospectus for each Portfolio.

Total Annual Portfolio Operating Expenses                              Lowest               Highest

(total of all expenses that are deducted from Portfolio
assets, including management fees, distribution and/or service
(12b-1) fees, and other expenses, as a percentage of average
Portfolio assets)                                                       0.49%               1.13%

The following replaces the heading "CHARTER AND THE VARIABLE ACCOUNT" and the information under the subheading "Charter National Life Insurance Company" in the prospectus.

                        ALLSTATE LIFE INSURANCE COMPANY
                            AND THE VARIABLE ACCOUNT

ALLSTATE LIFE INSURANCE COMPANY
Allstate Life Insurance Company ("ALIC," "we," "us," "our") was organized in 1957 as a stock life insurance company under the laws of the State of Illinois. ALIC is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company organized under the laws of the State of Illinois. All of the capital stock issued and outstanding of Allstate Insurance Company is owned by The Allstate Corporation.

ALIC is licensed to operate in the District of Columbia, Puerto Rico, and all jurisdictions except the State of New York. Our home office is located at 3075 Sanders Road, Northbrook, Illinois, 60062.

Before January 1, 2016, Charter National Life Insurance Company ("Charter National") issued the Contract. Effective on or about January 1, 2016, Charter National merged with and into its affiliate, ALIC ("Merger"). Upon consummation of the Merger, Charter National's corporate existence ceased by operation of law and ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Contract.


The following updates the information under the subheading "Charter National Variable Annuity Account" in the section of the prospectus currently designated "CHARTER AND THE VARIABLE ACCOUNT."

Upon consummation of the merger of Charter National with and into ALIC, ALIC assumed legal ownership of all of the assets of Charter National, including the Variable Account-the separate account that funds the Contract-and the assets of the Variable Account. As a result of the

Merger, ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Contract. The Contract has thereby become a deferred variable annuity contract funded by a separate account of ALIC. In connection with the Merger, the Variable Account was renamed Allstate Life Insurance Company Variable Annuity Separate Account C.


The following replaces the information under the subheading "Market Timing and Excessive Trading" in the "THE CONTRACT" section of the prospectus:

Market Timing and Excessive Trading. The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Contract value. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

Trading Limitations. We reserve the right to limit transfers among the investment alternatives in any Contract year, to require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery, or to refuse any transfer request, if:

o we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the accumulation unit value of any Variable
     Sub-account or on the share price of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or
o we are informed by one or more of the Portfolios that they intend to restrict the purchase of Portfolio shares, or we are instructed by one or more Portfolios not to allow a purchase of Portfolio shares, because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

o the total dollar amount being transferred, both in the aggregate and in the transfer request;
o the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Variable Sub-account in a short period of time can constitute market timing);
o whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Variable Sub-account underlying Portfolios that we have identified as being susceptible to market timing activities (e.g., International, High Yield, and Small Cap Subaccounts);
o whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and
o the investment objectives and/or size of the Variable Sub-account underlying Portfolio.

We seek to apply these trading limitations uniformly. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Contract Owner has engaged in market timing or excessive trading activity, we will require that all future transfer requests be submitted through U.S. Postal Service First Class Mail thereby refusing to accept transfer requests via telephone, facsimile, Internet or overnight delivery. If we determine that a Contract Owner continues to engage in a pattern of market timing or excessive trading activity, we will restrict that Contract Owner from making future additions or transfers into the impacted Variable Sub-account(s) or will restrict that Contract Owner from making future additions or transfers into the class of Variable Sub-account(s) if the Variable Sub-account(s) involved are vulnerable to arbitrage market timing trading activity (e.g., International, High Yield, and Small Cap Subaccounts.

In our sole discretion, we may revise our trading limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.


The  following  replaces  the disclosure under the heading "FEDERAL TAX MATTERS"

The following discussion is general and is not intended as tax advice. ALIC makes no guarantee regarding the tax treatment of any Contract or transaction involving a Contract.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ALLSTATE LIFE INSURANCE COMPANY (ALIC)

ALIC is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from ALIC, and its operations form a part of ALIC, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, ALIC believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, ALIC does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore ALIC does not intend to make provisions for any such taxes. If ALIC is taxed on investment income or capital gains of the Variable Account, then ALIC may impose a charge against the Variable Account in order to make provision for such taxes.

TAXATION OF VARIABLE ANNUITIES IN GENERAL

Tax Deferral. Generally, you are not taxed on increases in the Contract value until a distribution occurs. This rule applies only where:

o    the Owner is a natural person,
o the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and
o ALIC is considered the owner of the Variable Account assets for federal income tax purposes.

Non-Natural Owners. Non-natural Owners are also referred to as Non Living Owners in this prospectus supplement. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.

Exceptions to the Non-Natural Owner Rule. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a Non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain Qualified Plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

Grantor Trust Owned Annuity. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the "Exceptions to the Non-Natural Owner Rule" section above. In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the beneficiary. A trust named beneficiary, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment, or 2) payment deferred up to five years from date of death.

Diversification Requirements. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract Owner during the taxable year. Although ALIC does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

Ownership Treatment. The Internal Revenue Service ("IRS") has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause an Contract Owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract Owners were not owners of separate account assets. For example, if your Contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and Contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. ALIC does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We may modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

Taxation of Partial and Full Withdrawals. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

Taxation of Annuity Payments. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

Partial Annuitization
Effective January 1, 2011, an individual may partially annuitize their Non-Qualified annuity if the contract so permits. The Small Business Jobs Act of 2010 included a provision which allows for a portion of a Non-Qualified annuity, endowment or life insurance contract to be annuitized while the balance is not annuitized. The annuitized portion must be paid out over 10 or more years or over the lives of one or more individuals. The annuitized portion of the contract is treated as a separate contract for purposes of determining taxability of the payments under IRC section 72. We do not currently permit partial annuitization.

Distribution at Death Rules. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

o if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;
o if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner (as defined under federal law as individual legally married under state law, but not those in domestic partnerships or civil unions not recognized as legal marriages), the Contract may be continued with the surviving spouse as the new Contract Owner;

o if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.

Prior to a recent Supreme Court decision, and consistent with Section 3 of the federal Defense of Marriage Act ("DOMA"), same sex marriages under state law were not recognized as same sex marriages for purposes of federal law. However, in United States v. Windsor, the U.S. Supreme Court struck down Section 3 of DOMA as unconstitutional, thereby recognizing for federal law purposes a valid same sex marriage. The Windsor decision means that the favorable tax benefits afforded by the federal tax law to an opposite sex spouse under the Internal Revenue Code (IRC) are now available to a same sex spouse.

On August 29, 2013, the Internal Revenue Service ("IRS") issued guidance on its position regarding same sex marriages for federal tax purposes. If a couple is married in a jurisdiction (including a foreign country) that recognizes same sex marriages, that marriage will be recognized for all federal tax purposes. However, the IRS did not recognize civil unions and registered domestic partnerships as marriages for federal tax purposes. Currently, if a state does not recognize a civil union or a registered domestic partnership as a marriage, it is not a marriage for federal tax purposes.

We will tax report and withhold at the state level consistent with the characterization of a given transaction under federal tax law (for example, a tax free rollover).

Please  consult  with  your  tax  or  legal  advisor before electing the Spousal
Benefit  for  a  same  sex  spouse  or  civil  union  partner.

Taxation of Annuity Death Benefits. Death Benefit amounts are included in income as follows:

o if distributed in a lump sum, the amounts are taxed in the same manner as a total withdrawal, or
o if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.

Medicare Tax on Net Investment Income The Patient Protection and Affordable Care Act, enacted in 2010, included a Medicare tax on "investment income." Thus, in certain circumstances, a 3.8% surtax may be applied on the lesser of (1) net investment income or (2) the excess of "modified adjusted gross income" over a threshold amount. The "threshold amount" is $250,000 for married taxpayers filing jointly, $125,000 for married taxpayers filing separately, $200,000 for single taxpayers, and approximately $12,300 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution (i.e., earnings) under a Non-Qualified annuity contract will be considered investment income for purposes of this surtax. Please consult a tax advisor for more information.

Penalty Tax on Premature Distributions. A 10% penalty tax applies to the taxable amount of any premature distribution from a Non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

o    made on or after the date the Contract Owner attains age 59 1/2,
o made as a result of the Contract Owner's death or becoming totally disabled,
o made in substantially equal periodic payments (as defined by the Code) over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,
o    made under an immediate annuity, or
o    attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

Substantially Equal Periodic Payments. With respect to Non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

Tax Free Exchanges under Internal Revenue Code Section 1035. A 1035 exchange is a tax-free exchange of a Non-Qualified life insurance contract, endowment contract or annuity contract into a Non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them. After you elect an annuity income option under which ALIC will make annuity payments, you are not eligible for a tax-free exchange under
Section  1035.

Partial Exchanges. The IRS has issued rulings that permit partial exchanges of annuity contracts. Effective for exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 180 days of the date on which the partial exchange was completed, the IRS will apply general tax rules to determine the substance and treatment of the original transfer.

If a partial exchange is retroactively negated, the amount originally transferred to the recipient contract is treated as a withdrawal from the source contract, taxable to the extent of any gain in that contract on the date of the exchange. An additional 10% tax penalty may also apply if the Contract Owner is under age 59 1/2. Your Contract may not permit partial exchanges.

Taxation of Ownership Changes. If you transfer a Non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.

Aggregation of Annuity Contracts. The Code requires that all Non-Qualified deferred annuity contracts issued by ALIC (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

INCOME TAX WITHHOLDING

Generally, ALIC is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made or no U.S. taxpayer identification number is provided we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

ALIC is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, code Section 1441 provides that ALIC, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to the Foreign Accounts Tax Compliance Act (FATCA). Certain payees may be subject to FATCA, which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8 to certify the owners' foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non resident alien's country of residence. The U.S. does not have a tax treaty with all countries, nor do all tax treaties provide an exclusion or lower withholding rate for taxable annuity distributions.

TAX QUALIFIED CONTRACTS

The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income from annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing an annuity as a TSA or IRA. Tax Qualified
Contracts  are  contracts  purchased  as  or  in  connection  with:

o    Individual Retirement Annuities (IRAs) under Code Section 408(b);
o    Roth IRAs under Code Section 408A;
o    Simplified Employee Pension (SEP IRA) under Code Section 408(k);

o Savings Incentive Match Plans for Employees (SIMPLE IRA) under Code Section 408(p);
o    Tax Sheltered Annuities under Code Section 403(b);
o    Corporate and Self Employed Pension and Profit Sharing Plans under Code
     Section 401; and
o State and Local Government and Tax-Exempt Organization Deferred Compensation Plans under Code Section 457.

ALIC reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements. If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waiver of charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if Qualified Plan limits on distributions and other conditions are not met. Please consult your Qualified Plan administrator for more information. ALIC no longer issues deferred annuities to employer sponsored qualified retirement plans.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. ALIC can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. ALIC does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored qualified retirement plan. Note that in 2014, the U.S. Supreme Court ruled that Inherited IRAs, other than IRAs inherited by the owner's spouse, do not qualify as retirement assets for purposes of protection under the federal bankruptcy laws.

Please refer to your Endorsement for IRAs or 403(b) plans, if applicable, for additional information on your death settlement options. In the case of certain Qualified Plans, the terms of the Qualified Plan Endorsement and the plans may govern the right to benefits, regardless of the terms of the Contract.

Taxation of Withdrawals from an Individually Owned Tax Qualified Contract. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and generally all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified  distributions"  from  Roth  IRAs  are  not included in gross income.
"Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

o    made on or after the date the Contract Owner attains age 59 1/2,

o    made to a beneficiary after the Contract Owner's death,
o    attributable to the Contract Owner being disabled, or
o made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions.

Required Minimum Distributions. Generally, Tax Qualified Contracts (excluding Roth IRAs) require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Effective December 31, 2005, the IRS requires annuity contracts to include the actuarial present value of other benefits for purposes of calculating the required minimum distribution amount. These other benefits may include accumulation, income, or death benefits. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.

The Death Benefit and Tax Qualified Contracts. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount of incidental death benefits that may be provided under Qualified Plans, such as in connection with a TSA or employer sponsored qualified retirement plan.

ALIC reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed above.

Penalty Tax on Premature Distributions from Tax Qualified Contracts. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

o    made on or after the date the Contract Owner attains age 59 1/2,
o    made as a result of the Contract Owner's death or total disability,
o made in substantially equal periodic payments (as defined by the Code) over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,
o    made after separation from service after age 55 (does not apply to IRAs),
o    made pursuant to an IRS levy,
o    made for certain medical expenses,

o made to pay for health insurance premiums while unemployed (applies only for IRAs),
o    made for qualified higher education expenses (applies only for IRAs)
o made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs), and
o from an IRA or attributable to elective deferrals under a 401(k) plan, 403(b) annuity, or certain similar arrangements made to individuals who (because of their being members of a reserve component) are ordered or called to active duty after Sept. 11, 2001, for a period of more than 179 days or for an indefinite period; and made during the period beginning on the date of the order or call to duty and ending at the close of the active duty period.

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.

Substantially Equal Periodic Payments on Tax Qualified Contracts. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.

Income Tax Withholding on Tax Qualified Contracts. Generally, ALIC is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made or if no U.S. taxpayer identification number is provided, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. ALIC is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Tax Qualified Contracts, including TSAs but excluding IRAs, with the exception of:

o    required minimum distributions, or,
o a series of substantially equal periodic payments made over a period of at least 10 years, or,
o a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,
o    hardship distributions.

With respect to any Contract held under a Section 457 plan or by the trustee of a Section 401 Pension or Profit Sharing Plan, we will not issue payments directly to a plan participant or beneficiary. Consequently, the obligation to comply with the withholding requirements described above will be the responsibility of the plan.

For all annuitized distributions that are not subject to the 20% withholding requirement, ALIC is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, code Section 1441 provides that ALIC, as a withholding agent, must withhold 30% of the taxable amounts paid to a non-resident alien not subject to FATCA. Certain payees may be subject to FATCA, which would require 30% mandatory withholding for certain entities. Please see your personal tax advisor for additional information regarding FATCA. A non-resident alien is someone other than a U.S. citizen or resident alien. We require an original IRS Form W-8 to certify the owners' foreign status. Withholding on taxable distributions may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for taxable annuity distributions.

Charitable IRA Distributions. Prior law provided a charitable giving incentive permitting tax-free IRA distributions for charitable purposes. As of the beginning of 2015, this provision has expired and has not been extended. It is possible that Congress will extend this provision retroactively to include some or all of 2015.

For distributions in tax years beginning after 2005 and before 2015, these rules provided an exclusion from gross income, up to $100,000 for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70 1/2. Distributions that are excluded from income under this provision are not taken into account in determining the individual's deductions, if any, for charitable contributions.

The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements of the charitable giving incentive. Per IRS instructions, we report these distributions as normal IRA distributions on Form 1099-R. Individuals are responsible for reflecting the distributions as charitable IRA distributions on their personal tax returns.

Individual Retirement Annuities. Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity

(IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. For IRA rollovers, an individual can only make an IRA to IRA rollover if the individual has not made a rollover involving any IRAs owned by the individual in the prior 12 months, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs, as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Roth Individual Retirement Annuities. Code Section 408A permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual
Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

A traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. For distributions after 2007, the Pension Protection Act of 2006 allows distributions from qualified retirement plans including tax sheltered annuities and governmental Section 457 plans to be rolled over directly into a Roth IRA, subject to the usual rules that apply to conversions from a traditional IRA into a Roth IRA. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions. Prior to January 1, 2010, income and filing status limitations applied to rollovers from non-Roth accounts to a Roth IRA. Effective January 1, 2005, the IRS requires conversions of annuity contracts to include the actuarial present value of other benefits for purposes of valuing the taxable amount of the conversion.

Distributions that are rolled over from one IRA to another IRA within 60 days are not immediately taxable, however, only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Simplified Employee Pension IRA (SEP IRA). Code Section 408(k) allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.

Distributions that are rolled over from one IRA to another IRA within 60 days are not immediately taxable, however, only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

Savings Incentive Match Plans for Employees (SIMPLE IRA). Code Section 408(p) allows eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice. SIMPLE IRA plans must include the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2007 (EGTRRA) to avoid adverse tax consequences. If your current SIMPLE IRA plan uses IRS Model Form 5304-SIMPLE with a revision date of March 2012 or later, then your plan is up to date. If your plan has a revision date prior to March 2012, please consult with your tax or legal advisor to determine the action you need to take in order to comply with this requirement.

Distributions that are rolled over from one IRA to another IRA within 60 days are not immediately taxable, however, only one such rollover is permitted each year. Beginning in 2015, an individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual's IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions to Roth IRAs.

To determine if you are eligible to contribute to any of the above listed IRAs (traditional, Roth, SEP, or SIMPLE), please refer to IRS Publication 590 and your competent tax advisor.

FEDERAL ESTATE, GIFT AND GENERATION-SKIPPING TRANSFER TAXES
While no attempt is being made to discuss in detail the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary who survives the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping ("GST") tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

For 2015, the federal estate tax, gift tax, and GST tax exemptions and maximum rates are $ 5,430,000 and 40%, respectively.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

The following is added after the first paragraph under the subheading "DELAY OF PAYMENT AND TRANSFERS" in the "GENERAL PROVISIONS" section of the prospectus:

In addition, if, pursuant to SEC rules, the Deutsche Money Market VIP Portfolio suspends payment of redemption proceeds in connection with a liquidation of such Portfolio, then we will delay payment of any transfer, full or partial surrender, or death benefit from the Deutsche Money Market VIP Subaccount until the Portfolio is liquidated.

If mandated under applicable law, we may be required to reject a premium payment and/or block an Owner's account and thereby refuse to pay any request for transfers, full or partial surrenders, or death benefits until instructions are received from the appropriate regulators. We may also be required to provide additional information about you or your account to government regulators.


The following replaces the information under the "Notices and Inquiries" portion of the "GENERAL PROVISIONS" section of the prospectus:

Any written notice or written request required to be sent to ALIC should be sent to our Customer Service Center at P.O. Box 660191, Dallas, Texas 75266-0191. Any notice or request must be in the form provided by ALIC and contain such information as ALIC requires to process such notice or request, including the Contract number and the Owner's full name and signature. Any notice sent by ALIC to an Owner will be sent to the address shown in the application unless a written notice of an address change has been filed with ALIC.

All Owner inquiries should be addressed to ALIC at our Customer Service Center or made by calling 1 800 366-1411, and should include the Contract number and the Owner's full name.


The  following  replaces  the  "Legal  Matters"  section  of  the  prospectus:

LEGAL PROCEEDINGS
We, like other life insurance companies, are subject to regulatory and legal proceedings, including class action lawsuits, in the ordinary course of business. Such legal and regulatory matters include proceedings specific to us and other proceedings generally applicable to business practices in the industry in which we operate. In some lawsuits and regulatory proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation or regulatory proceeding cannot be predicted with certainty, at the present time, we believe that there are no pending or threatened proceedings or lawsuits that are likely to have a material adverse impact on the Variable Account, on the ability of Allstate Distributors, LLC to perform any principal underwriting duties with respect to the Contract, or on our ability to meet our obligations under the Contract.

The following new section is added after the "LEGAL PROCEEDINGS" section of the prospectus:

UNCLAIMED PROPERTY
Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on Owners, annuitants, Beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Owners are urged to keep their own, as well as their annuitant's, Beneficiaries' and other payees' information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. Such updates should be communicated in writing to Allstate Life Insurance Company, P.O. Box 660191, Dallas, Texas 75266-0191; or by calling us between the hours of 8:00 a.m. and 6:00 p.m. Eastern Time, Monday-Friday at 1 800 366-1411.

This supplement should be read and maintained with the prospectus for your Contract.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account


                      Supplement, dated July 14, 2014, to
                   The Scudder Horizon Plan Variable Annuity



This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

Effective August 11, 2014, DWS Variable Series I changed its name to "Deutsche Variable Series I".

Effective August 11, 2014, DWS Variable Series II changed its name to "Deutsche Variable Series II".

Effective August 11, 2014, DWS Bond VIP - Class A changed its name to "Deutsche Bond VIP - Class A".

Effective August 11, 2014, DWS Capital Growth VIP - Class A changed its name to "Deutsche Capital Growth VIP - Class A."

Effective August 11, 2014, DWS Core Equity VIP - Class A changed its name to "Deutsche Core Equity VIP - Class A."

Effective August 11, 2014, DWS Global Income Builder VIP - Class A changed its name to "Deutsche Global Income Builder VIP - Class A."

Effective August 11, 2014, DWS Global Small Cap VIP - Class A changed its name to "Deutsche Global Small Cap VIP - Class A."

Effective August 11, 2014, DWS International VIP - Class A changed its name to "Deutsche International VIP - Class A."

Effective August 11, 2014, DWS Money Market VIP - Class A changed its name to "Deutsche Money Market VIP - Class A."

Effective August 11, 2014, DWS Small Mid Cap Growth VIP - Class A changed its name to "Deutsche Small Mid Cap Growth VIP - Class A."

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account


                      Supplement, dated April 7, 2011, to
            The Scudder Horizon Plan Variable Annuity Prospectus and
                   The Helmsman Variable Annuity Prospectus.


This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

The "Distribution of the Contracts" section of your prospectus is deleted and replaced with the following:

Distribution of the Contracts

Contingent on regulatory approval, ALFS, Inc ("ALFS") is expected to merge into Allstate Distributors, LLC ("ADLLC"), effective April 29, 2011. At that time, ADLLC will assume the duties of ALFS. This change will have no effect on Charter National Life Insurance Company?s obligations to you under your Contract.

Contingent on regulatory approval, ADLLC serves as distributor of the securities registered herein. The securities offered herein are sold on a continuous basis, and there is no specific end date for the offering. ADLLC, an affiliate of Charter National Life Insurance Company, is a wholly owned subsidiary of Allstate Life Insurance Company. ADLLC is a registered broker dealer under the Financial Industry Regulatory Authority. ADLLC is not required to sell any specific number or dollar amount of securities, but will use its best efforts to sell the securities offered.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                      Supplement, dated September 24, 2009, to
              The Scudder Horizon Plan Variable Annuity Prospectus

This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

The following is deleted from the "General Provisions - Delay of Payment and Transfers" section of the prospectus:

We may postpone paying any amount for a full or partial surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a full or partial surrender will be paid within seven days.

The  following  section  is  added  to  your  prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

If you have any questions, please contact your financial representative or call our Customer Service Center at 1-800-242-4402.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                      Supplement, dated July 17, 2009, to
              The Scudder Horizon Plan Variable Annuity Prospectus

This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

The following is deleted from the "General Provisions - Delay of Payment and Transfers" section of the prospectus:

We may postpone paying any amount for a full or partial surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a full or partial surrender will be paid within seven days.

The  following  section  is  added  to  your  prospectus:

WRITTEN REQUESTS AND FORMS IN GOOD ORDER. Written requests must include sufficient information and/or documentation, and be sufficiently clear, to enable us to complete your request without the need to exercise discretion on our part to carry it out. You may contact our Customer Service Center to learn what information we require for your particular request to be in "good order." Additionally, we may require that you submit your request on our form. We reserve the right to determine whether any particular request is in good order, and to change or waive any good order requirements at any time.

If you have any questions, please contact your financial representative or call our Customer Service Center at 1-800-242-4402.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                     Supplement, dated January 2, 2009, to
              The Scudder Horizon Plan Variable Annuity Prospectus

This supplement amends certain disclosure contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

The following replaces the sixth paragraph of the "Full and Partial Surrenders" section of the prospectus:

To make a partial surrender, you should send us a written request or call us, if you have a valid telephone transfer request form on file with us. You may make a full surrender only by sending us a written request. We will calculate the Account Value payable to you upon a full or partial surrender at the price next computed after we receive your surrender request, subject to the "General Provisions - Delay of Payment and Transfers" section of this prospectus.

The following is added to the "General Provisions - Delay of Payment and Transfers" section of the prospectus:

We may postpone paying any amount for a full or partial surrender to authenticate the signature on a request. In the event that we postpone payment, the request will not be effective until we have validated the signature on the request to our satisfaction. Once accepted, the request for a full or partial surrender will be paid within seven days.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                      Supplement, dated November 2, 2006,
                                       to
              The Scudder Horizon Plan Variable Annuity Prospectus

                    The Helmsman Variable Annuity Prospectus


This supplement amends certain disclosures contained in the above-referenced prospectus for certain variable annuity contracts issued by Charter National Life Insurance Company.

             DWS Variable Series I: Money Market VIP reorganization

     We have received notice that the shareholders of the DWS Variable Series I:
     Money  Market VIP approved the reorganization of the DWS Variable Series I:
     Money Market VIP Portfolio into the DWS Variable Series II: DWS Money Market VIP Portfolio.

     On  or around November 3, 2006 ("Conversion Date"), the DWS Variable Series
     II: DWS Money Market VIP Sub-account will be added as an investment alternative. This Portfolio's investment advisor is Deutsche Investment Management Americas Inc. and its investment objective is to maintain the stability of capital.

     On the Conversion Date, the DWS Variable Series I: Money Market VIP Portfolio will be merged into the DWS Variable Series II: DWS Money Market VIP Portfolio. To reflect the change in the underlying Portfolio, we will transfer any Contract Value you have in the DWS Variable Series I: Money Market VIP Sub-account into the DWS Variable Series II: DWS Money Market VIP Sub-account. Contract owners will receive a confirmation of the transaction reflecting this change.

     If you currently have allocations made to the DWS Variable Series I: Money Market VIP Sub-account through automatic additions, automatic portfolio rebalancing or dollar cost averaging programs, any future allocations will be made to the DWS Variable Series II: DWS Money Market VIP Sub-account as of the Conversion Date.


If you would like information on how to transfer to another investment alternative, or how to make a change to your current allocations, please contact your financial representative or call our Customer Service Center at 1-800-242-4402.

For future reference, please keep this supplement together with your prospectus.

                    Charter National Life Insurance Company
                   Charter National Variable Annuity Account

                       Supplement, dated February 6, 2006
                                       to
 Prospectuses and Statements of Additional Information, dated April 30, 2005 or thereafter

This Supplement is intended to be distributed with prospectuses and statements of additional information for certain variable annuity contracts issued by Charter National Life Insurance Company.

The prospectuses and statements of additional information are revised as follows:

     o References to Scudder Variable Series I are deleted and replaced with DWS Variable Series I.

     o References to Scudder Variable Series II are deleted and replaced with DWS Variable Series II.

     o References to Scudder SVS I Bond Portfolio - Class A are deleted and replaced with DWS Bond VIP - Class A

     o References to Scudder SVS I Capital Growth Portfolio - Class A are deleted and replaced with DWS Capital Growth VIP - Class A

     o References to Scudder SVS I Global Discovery Portfolio - Class A are deleted and replaced with DWS Global Opportunities VIP - Class A

     o References to Scudder SVS I Growth and Income Portfolio - Class A are deleted and replaced with DWS Growth & Income VIP - Class A

     o References to Scudder SVS I International Portfolio - Class A are deleted and replaced with DWS International VIP - Class A

     o References to Scudder SVS I Money Market Portfolio - Class A are deleted and replaced with DWS Money Market VIP - Class A

     o References to Scudder SVS II Small Cap Growth Portfolio - Class A are deleted and replaced with DWS Small Cap Growth VIP - Class A

     o References to Scudder Distributors, Inc. are deleted and replaced with DWS Scudder Distributors, Inc.

The investment objectives for the funds listed above have not changed.

Please retain this supplement together with your prospectus for future reference.

As filed with the Securities and Exchange Commission on April 25, 2005
- -----------------------------------------------------------------------
                                    File Nos. 033-22925
                                              811-05279


                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form N-4

             Registration Statement under the Securities Act of 1933
                         Post-Effective Amendment No. 25

                                     and/or

         Registration Statement under the Investment Company Act of 1940
                                Amendment No. 27

                    CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                     Charter National Life Insurance Company
                               (Name of Depositor)

                                3075 Sanders Road
                           Northbrook, Illinois 60062
                                  847/402-5000
        (Address and Telephone Number of Depositor's Principal Offices)


                               Michael J. Velotta
                  Vice President, Secretary and General Counsel
                     Charter National Life Insurance Company
                                3075 Sanders Road
                           Northbrook, Illinois 60062
                                  847/402-2400
     (Name, Complete Address and Telephone Number of Agent for Service)

                                   Copies to:

                             Terry R. Young, Esquire
                         Charter National Life Insurance
                          3075 Sanders Road, Suite J5B
                           Northbrook, Illinois 60062

            Approximate date of proposed public offering: Continuous

              IT IS PROPOSED THAT THIS FILING WILL BECOME EFFECTIVE
                             (CHECK APPROPRIATE BOX)

/ / immediately upon filing pursuant to paragraph (b) of Rule 485
/X/ on April 30, 2005 pursuant to paragraph (b) of Rule 485
/ / 60 days after filing pursuant to paragraph (a)(1) of Rule 485
/ / on (date) pursuant to paragraph (a)(1) of Rule 485

Title of Securities Being Registered: Units of interest in the Charter National Variable Annuity Account under deferred variable annuity contracts.

                              SCUDDER HORIZON PLAN

                        PROSPECTUS DATED APRIL 30, 2005

              A NO-LOAD FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY
                                   OFFERED BY
                    CHARTER NATIONAL LIFE INSURANCE COMPANY
                                  THROUGH THE
                   CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

This prospectus describes the Scudder Horizon Plan Contract ("Contract"). TO LEARN MORE ABOUT THE CONTRACT, YOU MAY WANT TO LOOK AT THE STATEMENT OF ADDITIONAL INFORMATION DATED APRIL 30, 2005 (THE "SAI"). FOR A FREE COPY OF THE SAI, CONTACT US AT:

Scudder Horizon Plan
Customer Service Center
P.O. Box 80469
Lincoln, NE 68501-0469

Overnight Mailing Address:

P.O. Box 80469 Lincoln,NE 68501-0469
1-800-242-4402



Charter has filed the SAI with the U.S. Securities and Exchange Commission (the "SEC") and has incorporated it by reference into this prospectus. The SAI's table of contents appears on page 29 of this prospectus.

The SEC maintains an Internet Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy any of these documents at the SEC's public reference room in Washington, D.C. Please call 1-800-SEC-0330 for further information on the operation of the public reference room.

Please read this prospectus carefully before investing and keep it for future reference. It contains important information about the Contract.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE CONTRACT IS NO LONGER BEING OFFERED FOR SALE. IF YOU HAVE ALREADY PURCHASED A CONTRACT YOU MAY CONTINUE TO MAKE PURCHASE PAYMENTS ACCORDING TO THE CONTRACT.

The Contract has 9 investment alternatives -- a general account (paying a guaranteed minimum fixed rate of interest) and 8 Sub-Accounts of the Charter National Variable Annuity Account. Money you direct to a Sub-Account is invested exclusively in a single portfolio of the Scudder Variable Series I or Scudder Variable Series II. The 8 mutual fund portfolios we offer through the Sub-Accounts under this Contract are:

SCUDDER VARIABLE SERIES I
...                                       .Scudder SVS I Global Discovery
  Scudder SVS I Bond Portfolio - Class    Portfolio - Class A
  A
                                        .Scudder SVS I Growth and Income
...Scudder SVS I Capital Growth             Portfolio - Class A
  Portfolio - Class A /( 1)/
                                        .
                                          Scudder SVS I International Portfolio
                                          - Class A

                                        .Scudder SVS I Money Market Portfolio
                                          - Class A
SCUDDER VARIABLE SERIES II
...Scudder SVS II Small Cap Growth        .
  Portfolio - Class A /(2)/               Scudder SVS II Total Return Portfolio
                                          - Class A /(3)/


(1) Effective April 29, 2005, the Scudder SVS II Growth Porfolio - Class A was reorganized into the Scudder SVS I Capital Growth Portfolio - Class A.

(2) Effective April 29, 2005, the Scudder SVS I 21st Century Growth Porfolio - Class A was reorganized into the Scudder SVS II Small Cap Growth Portfolio - Class A.

(3) Effective April 29, 2005, the Scudder SVS I Balanced Porfolio - Class A was reorganized into the Scudder SVS II Total Return Portfolio - Class A.



VARIABLE ANNUITY CONTRACTS INVOLVE CERTAIN RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

... The investment performance of the portfolios in which the sub-accounts invest will vary.


                                 1  PROSPECTUS

... We do not guarantee how any of the portfolios will perform.

... The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the contract.

... Neither the U.S. Government nor any Federal agency insures your investment in the Contract.



The Contract is designed to aid you in long-term financial planning.


                                 2  PROSPECTUS

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                        PAGE

--------------------------------------------------------------------------------
DEFINITIONS                                                              4
--------------------------------------------------------------------------------
SUMMARY                                                                  5
--------------------------------------------------------------------------------
EXPENSE TABLE                                                            6
--------------------------------------------------------------------------------
  Financial Statements                                                   8
--------------------------------------------------------------------------------
CHARTER AND THE VARIABLE ACCOUNT                                         8
--------------------------------------------------------------------------------
  Charter National Life Insurance Company                                8
--------------------------------------------------------------------------------
  Charter National Variable Annuity Account                              8
--------------------------------------------------------------------------------
THE FUNDS                                                                9
--------------------------------------------------------------------------------
THE CONTRACT                                                            10
--------------------------------------------------------------------------------
  Contract Application and Issuing the Contract                         10
--------------------------------------------------------------------------------
  Examination Period                                                    10
--------------------------------------------------------------------------------
  Payments                                                              11
--------------------------------------------------------------------------------
  Transfers                                                             12
--------------------------------------------------------------------------------
  Market Timing and Excessive Trading                                   12
--------------------------------------------------------------------------------
  Excessive Telephone Transfer Trading Limits                           12
--------------------------------------------------------------------------------
  Account Value                                                         14
--------------------------------------------------------------------------------
  Contract Ownership                                                    15
--------------------------------------------------------------------------------
  Assignment of Contract                                                15
--------------------------------------------------------------------------------
ACCESS TO YOUR MONEY                                                    15
--------------------------------------------------------------------------------
  Full and Partial Surrenders                                           15
--------------------------------------------------------------------------------
  Annuity Payments                                                      16
--------------------------------------------------------------------------------
  Annuity Income Options                                                16
--------------------------------------------------------------------------------
  Maturity Date                                                         17
--------------------------------------------------------------------------------
  Death Benefit                                                         17
--------------------------------------------------------------------------------
BENEFICIARY PROVISIONS                                                  17
--------------------------------------------------------------------------------
  Death of Owner                                                        18
--------------------------------------------------------------------------------
  Employment-Related Benefit Plans                                      18
--------------------------------------------------------------------------------

                                                                        PAGE

--------------------------------------------------------------------------------
EXPENSES                                                                18
--------------------------------------------------------------------------------
  Mortality and Expense Risk Charge                                     18
--------------------------------------------------------------------------------
  Contract Administration Charge                                        18
--------------------------------------------------------------------------------
  Records Maintenance Charge                                            18
--------------------------------------------------------------------------------
  Premium Taxes                                                         19
--------------------------------------------------------------------------------
  Other Taxes                                                           19
--------------------------------------------------------------------------------
  Transfer Charges                                                      19
--------------------------------------------------------------------------------
  Portfolio Charges                                                     19
--------------------------------------------------------------------------------
FEDERAL TAX MATTERS                                                     20
--------------------------------------------------------------------------------
  Taxation of Charter National Life Insurance Company                   20
--------------------------------------------------------------------------------
  Income Tax Withholding                                                22
--------------------------------------------------------------------------------
  Tax Qualified Contracts                                               23
--------------------------------------------------------------------------------
GENERAL PROVISIONS                                                      26
--------------------------------------------------------------------------------
  The Contract                                                          26
--------------------------------------------------------------------------------
  Delay of Payment and Transfers                                        26
--------------------------------------------------------------------------------
  Contract Expiration                                                   26
--------------------------------------------------------------------------------
  Misstatement of Age or Sex                                            26
--------------------------------------------------------------------------------
  Nonparticipating Contract                                             26
--------------------------------------------------------------------------------
  Notices and Inquiries                                                 26
--------------------------------------------------------------------------------
  Records and Reports                                                   26
--------------------------------------------------------------------------------
SERVICES AGREEMENT                                                      26
--------------------------------------------------------------------------------
DISTRIBUTION OF THE CONTRACT                                            26
--------------------------------------------------------------------------------
THE GENERAL ACCOUNT                                                     27
--------------------------------------------------------------------------------
VOTING RIGHTS                                                           27
--------------------------------------------------------------------------------
LEGAL MATTERS                                                           28
--------------------------------------------------------------------------------
ADDITIONAL INFORMATION                                                  28
--------------------------------------------------------------------------------
TABLE OF CONTENTS FOR STATEMENT OF ADDITIONAL INFORMATION               29
--------------------------------------------------------------------------------
APPENDIX A -- CONDENSED FINANCIAL INFORMATION                           30
--------------------------------------------------------------------------------


                                 3  PROSPECTUS

DEFINITIONS
--------------------------------------------------------------------------------

ACCOUNT VALUE -- Your Contract's total value in the sub-accounts and the general account. The Contract refers to account value as "Accumulated Value."

AGE -- The annuitant's age on his or her birthday nearest to the Contract Anniversary.

ANNUITANT -- The person whose life is used to determine the duration and amount of any annuity payments. If the annuitant dies before the Maturity Date, we will pay a death benefit.

ANNUITY PAYMENTS -- After the Maturity Date, we promise to pay you an income in the form of regular fixed annuity payments. The amount of the annuity payments depends on the amount of money you accumulate in the Contract before the Maturity Date and on the annuity income option you choose.

BENEFICIARY -- The person(s) you select to receive the benefits of the Contract if no Owner is living.

CONTRACT DATE -- The date listed in the Contract that we use to determine Contract years, Contract months, and Contract anniversaries. The Contract Date is usually the same date as the Effective Date.

DEATH BENEFIT -- An amount we pay if the annuitant dies before the Maturity Date. The death benefit is the greater of the account value or the Guaranteed Death Benefit.

DECLARATION PERIOD -- A period of time between 1 and 3 years during which we will credit specified rates of interest on payments you allocate to the general account.

EFFECTIVE DATE -- A date within two business days after we have received a completed application and the full initial payment.

FUNDS -- The Scudder Variable Series I and Scudder Variable Series II are open-end, diversified management investment companies in which the Sub-Accounts invest.

GENERAL ACCOUNT -- The account containing all of Charter's assets, other than those held in its separate accounts.

GUARANTEED DEATH BENEFIT -- The sum of the payments you made, less any partial surrenders.

HOME OFFICE -- The home office of Charter is located at 3100 Sanders Road, Northbrook, IL 60062. Charter's customer service center and administrative office are located at 2940 S. 84th Street, Lincoln, NE 68506-4142.

JOINT ANNUITANT -- If you select annuity income option 2, you may designate a joint annuitant. We will use the joint annuitant's life, in addition to the annuitant's life, to determine the duration of the annuity payments.

JOINT OWNER -- A person sharing the privileges of ownership as stated in the Contract. If a joint owner is named, Charter will presume ownership to be as joint tenants with right of survivorship.

MATURITY DATE -- The date on which your Account Value is applied to an annuity income option, if the annuitant is living.

MONTHLY ANNIVERSARY -- The same date in each month as the Contract Date.

NET PAYMENT -- A payment less any applicable premium taxes.

NONQUALIFIED CONTRACT -- A Contract other than a Qualified Contract.

OWNER (YOU, YOUR) -- The person having the privileges of ownership stated in the Contract, including the right to receive annuity payments if the annuitant is living on the Maturity Date and the Contract is in force.

PORTFOLIO -- A separate investment portfolio of the Fund in which a Sub-Account of the Variable Account invests.

PROOF OF DEATH -- One of the following: (i) a certified copy of a death certificate, (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death, or (iii) any other proof satisfactory to Charter.

QUALIFIED CONTRACT -- A Contract issued in connection with a retirement plan that qualifies for special federal income tax treatment.

SUB-ACCOUNT -- An investment division of the Variable Account. Each sub-account invests exclusively in a single portfolio of the Fund.

UNIT VALUE -- The value of each unit of a sub-account. It is calculated each Valuation Period. It is similar to the net asset value of a mutual fund.

VALUATION DATE -- Each day on which we value the assets in the Sub-Accounts, which is each day on which the New York Stock Exchange (NYSE) is open for trading. We are open for business on each day the NYSE is open.

VALUATION PERIOD -- The period that begins at the close of one Valuation Date and ends at the close of the next Valuation Date.

VARIABLE ACCOUNT -- Charter National Variable Annuity Account, a separate account composed of Sub-Accounts which we established to receive and invest the portion of net payments under the Contract that you do not allocate to our general account.

WE, US, OUR, CHARTER, THE COMPANY -- Charter National Life Insurance Company.


                                 4  PROSPECTUS

SUMMARY
--------------------------------------------------------------------------------

This summary answers certain basic questions you may have about the Contract. More detailed information about the Contract appears later in this Prospectus. Please read this Prospectus carefully.


WHY SHOULD I PURCHASE THIS CONTRACT?
The Contract provides a way for you to invest on a tax-deferred basis in the sub-accounts of the Variable Account and in the general account. The Contract is designed to enable you to accumulate money for retirement and other long-term investment purposes. "Tax-deferred" means that earnings and appreciation on the assets in your Contract are generally not taxed until you take money out by a full or partial cash surrender or by annuitizing the Contract, or until we pay the death benefit.


HOW CAN I PURCHASE THE CONTRACT?
You may purchase the Contract from us (Charter National Life Insurance Company) for a minimum payment of $2,500 ($2,000 for certain Qualified Contracts). We do not deduct a commission or sales charge from any payment you make. You may make additional payments under the Contract, subject to certain conditions. Send your payments to:

Scudder Horizon Plan
Customer Service Center

Mailing address:



P.O. Box 80469
Lincoln, NE 68501-0469

Overnight Mailing Address:


2940 S. 84th Street
Lincoln, NE 68506-4142


WHAT ANNUITY BENEFITS ARE OFFERED UNDER THE CONTRACT?
The Contract allows you to receive fixed annuity payments under one of three annuity income options. Annuity payments begin after the Maturity Date, provided the annuitant is living. The three annuity income options currently available are: (i) life annuity with installment refund; (ii) joint and survivor life annuity with installment refund; and (iii) installments for life.

Other annuity income options may be available on the Maturity Date. The dollar amount of each annuity payment will be fixed on the Maturity Date and guaranteed by us.


WHAT INVESTMENTS ARE AVAILABLE UNDER THE CONTRACT?
You may invest your money in any of the following portfolios of the Scudder Variable Series I and Scudder Variable Series II, by directing your payments into the corresponding sub-accounts:

... Scudder SVS I Bond Portfolio - Class A

... Scudder SVS I Capital Growth Portfolio - Class A

... Scudder SVS I Global Discovery Portfolio - Class A

... Scudder SVS I Growth and Income Portfolio - Class A

... Scudder SVS I International Portfolio - Class A

... Scudder SVS I Money Market Portfolio - Class A

... Scudder SVS II Small Cap Growth Portfolio - Class A

... Scudder SVS II Total Return Portfolio - Class A

Each sub-account invests in Class A shares of its corresponding portfolio. The assets of each portfolio are held separately from the assets of other portfolios and each has separate investment objectives and policies. The attached prospectus for the Fund more fully describes the portfolios. Deutsche Investment Management Americas Inc. is the investment advisor for the portfolios. Your investment in the sub-accounts will fluctuate daily based on the investment results of the portfolios in which you invest, and on the fees and charges deducted. You bear the investment risk for amounts you invest in the sub-accounts.


WHAT FIXED RATE OPTIONS ARE AVAILABLE UNDER THE CONTRACT?
You may allocate funds to the general account and receive a specified rate of return. We will credit interest to your payments for the length of the Declaration Period you choose at a guaranteed rate we specify in advance. We offer Declaration Periods of 1 and 3 years. At the end of the Declaration Period, you have the option to move funds into any available sub-account or into another Declaration Period that has a new specified rate of interest that we guarantee will be no less than 3.5%.

We guarantee interest, as well as principal, on money placed in the general account.


WHAT IS THE PURPOSE OF THE VARIABLE ACCOUNT?
We established the Variable Account to invest the payments we receive under our variable annuities, including this Contract. The Variable Account is divided into sub-accounts. Each sub-account invests exclusively in a portfolio of the Funds. Under Illinois law, the assets in the Variable Account associated with the Contract are not affected by, nor chargeable with, liabilities arising out of any other business we conduct.


CAN I TRANSFER ASSETS WITHIN THE CONTRACT?
Yes. You have the flexibility to transfer assets within the Contract. You may transfer amounts among the sub-accounts and from the sub-accounts to the general account at any time. You may also transfer amounts from the general account to the sub-accounts or within the general account at the end of a Declaration Period.


                                 5  PROSPECTUS

We do not impose a charge for any transfers. In the future, we may impose a transfer charge of $10 for the third and subsequent transfer requests made during a Contract Year.


WHAT ARE MY EXPENSES UNDER THE CONTRACT?
On each Valuation Date, we deduct an Administrative Expense Charge at an annual rate of 0.30%, and a Mortality and Expense Risk Charge at an annual rate of 0.40%, from the amount you have invested in each sub-account. These charges are not deducted from the general account. We do not charge an annual maintenance fee, although the Contract permits us to deduct a maximum fee of $40 in the future.

We will deduct state premium taxes, which currently range from 0% to 3.5%, if your state requires us to pay premium taxes. We will deduct the taxes either when we incur the tax or at a later time.

We do not deduct any surrender charges on full or partial surrenders.

The portfolios also deduct investment charges from amounts you have invested in the portfolios through the sub-accounts. These charges range from 0.48% to 1.19% annually, depending on the portfolio. See the prospectus for the Fund and the Fee Table in this Prospectus.


DO I HAVE ACCESS TO MY MONEY IN THE CONTRACT?
Yes. You may make a full or partial surrender of the Contract at any time before the Maturity Date or the annuitant's death. No surrender charges apply.


WHAT IS THE DEATH BENEFIT?
If the Annuitant dies before the Maturity Date, we pay you, the Owner, the greater of the Account Value or the Guaranteed Death Benefit. If the Owner of a Nonqualified Contract dies before the Maturity Date and before the Annuitant's death, then we will pay the Account Value in a lump sum to the Joint Owner no later than 5 years following the Owner's death (if there is no joint Owner, then we will pay the beneficiary).


WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE CONTRACT?
The Contract's earnings are generally not taxed until you take them out. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.

During the Payout Phase, a portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.


CAN THE CONTRACT BE RETURNED AFTER I RECEIVE IT?
Yes. You may return the Contract for a refund by returning the Contract to our customer service center within 10 days after you receive it. As permitted by federal or state law, the amount of the refund will generally be the initial payment, plus (or minus) gains (or losses) from investing the payment in the sub-accounts you selected on your application, plus interest earned on amounts you allocated to the general account. In some states you may have more than 10 days, or receive a different refund amount. See "Examination Period" and "State Exceptions."


EXPENSE TABLE
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, making withdrawal or surrendering the Contract. The first table describes the fees and expenses that you will pay when you make a withdrawal, surrender the Contract, or transfer Contract Value among the investment alternatives. Premium taxes also may apply, although they are not reflected in the tables.


CONTRACT OWNER TRANSACTION EXPENSES

Sales Load Imposed on Payments                                         None
--------------------------------------------------------------------------------
Deferred Sales Load                                                    None
--------------------------------------------------------------------------------
Surrender Fee                                                          None
--------------------------------------------------------------------------------
Transfer Charge (transfers made between sub-accounts and/or to the     None*
 general account during a Contract Year)
--------------------------------------------------------------------------------


The next table describes the fees and expenses that you will pay periodically during the time you own the Contract, not including Portfolio fees and expenses.

Annual Records Maintenance Charge                                        None*
--------------------------------------------------------------------------------



                                 6  PROSPECTUS


Variable Account Annual Expenses (as a percentage of your average daily net assets in the Variable Account)

Mortality and Expenses Risk Charge                              0.40%
--------------------------------------------------------------------------------
Contract Administrative Charge                                  0.30%
--------------------------------------------------------------------------------
Total Variable Account Annual Expenses                          0.70%
--------------------------------------------------------------------------------

*Charter  does  not  currently  impose  a  transfer  charge  or  annual  Records
Maintenance Charge, but we reserve the right to impose either or both of these charges in the future.


The next table shows the minimum and maximum total operating expenses charged by the Portfolios that you may pay periodically during the time that you own the Contract. Advisers and/or other service providers of certain Portfolios may have agreed to waive their fees and/or reimburse Portfolio expenses in order to keep the Portfolios' expenses below specified limits. The range of expenses shown in this table does not show the effect of any such fee waiver or expense reimbursement. More detail concerning each Portfolio's fees and expenses appears in the prospectus for each Portfolio.

 ANNUAL PORTFOLIO EXPENSES
--------------------------------------------------------------------------------
                                           Minimum                      Maximum
--------------------------------------------------------------------------------
TotalAnnual Portfolio Operating Expenses(1)
(expenses that are deducted from
Portfolio  assets, which may include
management  fees and other expenses)        0.50%                       1.18%
--------------------------------------------------------------------------------

Expenses are shown as a percentage of Portfolio average daily net assets (before any waiver or reimbursement) as of December 31, 2004.

Examples

Example 1

This Example is intended to help you compare the cost of investing in the Contracts with the cost of investing in other variable annuity contracts. These costs include Contract owner transaction expenses, Contract fees, Variable
Account annual expenses, and Portfolio fees and expenses. The example shows the dollar amount of expenses that you would bear directly or indirectly if you:

o invested $10,000 in the Contract for the time periods indicated,
o earned a 5% annual return on your investment, and
o surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period.


The first line of the example assumes that the maximum fees and expenses of any of the Portfolios are charged. The second line of the example assumes that the minimum fees and expenses of any of the Portfolios are charged. Your actual expenses may be higher or lower than those shown below.

The example does not include any taxes or tax penalties you may be required to pay if you surrender your Contract.

                            1  Year        3 Years        5 Years          10 Years
-----------------------------------------------------------------------------------------

Costs Based on Maximum
Annual Portfolio              $193         $596           $1,024           $2,216
Expenses
-----------------------------------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio              $123         $383           $663             $1,461
Expenses
-----------------------------------------------------------------------------------------

Example 2

                                 7  PROSPECTUS

This Example uses the same assumptions as Example 1 above, except that it assumes you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each time period.

                            1  Year        3 Years        5 Years          10 Years
- ----------------------------------------------------------------------------------------
Costs Based on Maximum
Annual Portfolio              $193         $596           $1,024           $2,216
Expenses
- ----------------------------------------------------------------------------------------
Costs Based on Minimum
Annual Portfolio              $123         $383           $663              $1,461
Expenses
- ----------------------------------------------------------------------------------------


PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR RATE OF RETURN MAY BE HIGHER OR LOWER THAN 5%, WHICH IS NOT GUARANTEED. THE EXAMPLES DO NOT ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS OR REIMBURSEMENT ARRANGEMENTS ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME A MORTALITY AND EXPENSE RISK CHARGE OF 0.40% AND AN ADMINISTRATIVE EXPENSE CHARGE OF 0.30%.

The expense table and examples above are based upon the current level of charges deducted under the Contract. In the future, we may increase the Mortality and Expense Risk Charge to 0.70% per year, establish a Records Maintenance Charge of up to $40 per year and impose a transfer charge of $10 for the third and each subsequent transfer request made during a Contract Year. We currently have no intention of changing our charges.

Neither the expense table nor the examples reflect the deduction of any premium tax.

CONDENSED FINANCIAL INFORMATION

Condensed financial information for the Sub-Accounts is included in Appendix A at the end of this Prospectus.


FINANCIAL STATEMENTS The financial statements of Charter and the Variable Account, which are comprised of the underlying financial statements of the sub-accounts, are included in the SAI.


CHARTER AND THE VARIABLE ACCOUNT
--------------------------------------------------------------------------------


CHARTER NATIONAL LIFE INSURANCE COMPANY
Charter was originally incorporated as a stock life insurance company under the laws of the State of Missouri on December 7, 1955. On December 21, 1999, Charter was redomesticated to the State of Illinois. Charter principally engages in the offering of insurance products. We are authorized to conduct business in 49 states, the District of Columbia and Puerto Rico. Our home office is located at:
3100 Sanders Road, Northbrook, IL 60062.

On September 2, 1998, Charter and Leucadia National Corporation ("Leucadia") entered into a coinsurance agreement with Allstate Life Insurance Company reinsuring 100% of Charter's rights, liabilities and obligations with respect to the Variable Account under the Contracts.

On July 1, 1999, Charter became a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate"), a stock life insurance company incorporated under the laws of the State of Illinois. Charter was previously a wholly owned subsidiary of Leucadia. Allstate is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. Allstate Insurance Company is wholly owned by The Allstate Corporation, a Delaware corporation.


CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
Charter originally established the Variable Account as a separate investment account under the laws of the State of Missouri on May 15, 1987. Since December 21, 1999, in conjunction with the redomestication of Charter to the State of Illinois, the Variable Account has been governed by the laws of the State of Illinois. The Variable Account receives and invests the payments under the Contracts. We may offer other variable annuities for which the Variable Account may receive and invest payments.

Under Illinois law, that portion of the assets of the Variable Account equal to the reserves and other contract liabilities connected with the account shall not be chargeable with liabilities arising out of any other business we may conduct. The assets of the Variable Account, however, will be available to cover the liabilities of our general account to the extent that Variable Account assets exceed its liabilities arising under the variable annuity contracts it supports. The obligations under the Contracts are obligations of Charter.

The Variable Account is divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of one of the portfolios of the Scudder Variable Series I or Scudder Variable Series II. Income, gains and losses from each Sub-Account's assets are credited to or charged against such Sub-Account without regard to income, gains or losses of any other Sub-Account or income, gains, or losses arising out of our other business.


                                 8  PROSPECTUS

The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the 1940 Act and meets the definition of a "separate account" under the Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Variable Account or Charter by the SEC.




THE FUNDS
--------------------------------------------------------------------------------

The Variable Account invests exclusively in shares of the Scudder Variable Series I and Scudder Variable Series II (the "Funds"). The Funds are registered with the SEC under the Investment Company Act of 1940, as amended ("1940 Act") as an open-end, diversified management investment companies. Deutsche Investment Management Americas Inc. is the investment advisor to the mutual fund portfolios available under the Contract.

The Sub-Accounts invest in Class A shares of the following portfolios:



SCUDDER VARIABLE SERIES I
  Scudder SVS I Bond Portfolio - Class A
  Scudder SVS I Capital Growth Portfolio - Class A
  Scudder SVS I Global Discovery Portfolio - Class A
  Scudder SVS I Growth and Income Portfolio - Class A
  Scudder SVS I International Portfolio - Class A
  Scudder SVS I Money Market Portfolio - Class A


SCUDDER VARIABLE SERIES II
  Scudder SVS II Small Cap Growth Portfolio - Class A
  Scudder SVS II Total Return Portfolio - Class A

If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of Securities will comply with the requirements of the 1940 Act. We also may add new Variable Sub-Accounts that invest in additional funds. We will notify you in advance of any changes.

In addition to the Variable Account, the Fund's shares are sold to variable life insurance and variable annuity separate accounts of other insurance companies, including an insurance company affiliated with us. Someday, it may be disadvantageous for variable annuity separate accounts of other life insurance companies, or for both variable life insurance separate accounts and variable annuity separate accounts, to invest simultaneously in a Fund. But, currently neither the Fund nor Charter foresees any such disadvantages to either variable annuity owners or variable life insurance owners. Each Fund's management intends to monitor events in order to identify any material conflicts between or among variable annuity owners and variable life insurance owners and to determine what response, if any, they should take. In addition, if we believe that a Fund's response to any of those events or conflicts insufficiently protects our Owners, then we will take appropriate action.

PORTFOLIO:                           EACH PORTFOLIO SEEKS:
- ----------------------------------------------------------------------------------------
Scudder SVS I Bond Portfolio -       To provide a high level of income consistent with a
 Class A                              high quality portfolio of debt securities
- ----------------------------------------------------------------------------------------
Scudder SVS I Capital Growth         To maximize long-term capital growth through a
 Portfolio - Class A /(1)/            broad and flexible investment program
- ----------------------------------------------------------------------------------------
Scudder SVS I Global Discovery       Above-average capital appreciation over the long
 Portfolio - Class A                  term
- ----------------------------------------------------------------------------------------
Scudder SVS I Growth and Income      Long-term growth of capital, current income and
 Portfolio - Class A                  growth of income
- ----------------------------------------------------------------------------------------
Scudder SVS I International          Long-term growth of capital primarily through
 Portfolio - Class A                  diversified holdings of marketable foreign equity
                                      investments
- ----------------------------------------------------------------------------------------
Scudder SVS I Money Market           To maintain stability of capital and, consistent
 Portfolio - Class A                  therewith, to maintain the liquidity of capital
                                      and to provide current income
- ----------------------------------------------------------------------------------------
Scudder SVS II Small Cap Growth      Maximum appreciation of investors' capital
 Portfolio - Class A/(2)/
- ----------------------------------------------------------------------------------------

                                 9  PROSPECTUS

Scudder SVS II Total Return          High total return, a combination of income and
Portfolio - Class A/ (3)/             capital appreciation
- ----------------------------------------------------------------------------------------





*Effective April 29, 2005, the Scudder SVS II Growth Porfolio - Class A was reorganized into the Scudder SVS I Capital Growth Portfolio - Class A

**Effective April 29, 2005, the Scudder SVS I 21st Century Growth Porfolio - Class A was reorganized into the Scudder SVS II Small Cap Growth Portfolio - Class A.

***Effective April 29, 2005, the Scudder SVS I Balanced Porfolio - Class A was reorganized into the Scudder SVS II Total Return Portfolio - Class A.

Each Portfolio represents, in effect, a separate mutual fund with its own distinct investment objectives and policies. The income or losses of one Portfolio have no effect on another Portfolio's investment performance.

Deutsche Investment Management Americas Inc. (the "advisor"), an investment advisor registered with the SEC under the Investment Advisors Act of 1940, as amended, manages daily investments and business affairs of each Fund, subject to the policies that each Fund's Trustees established. See each Fund's prospectus for information regarding the advisor's fees.

The general public may not purchase these underlying Portfolios. Their investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment advisor that are sold directly to the public. You should not expect that the investment results of the other portfolios would be similar to those of the underlying Portfolios.

There is no assurance that any Portfolio will achieve its objective. The Scudder Variable Series I and Scudder Variable Series II prospectuses contain more detailed information, including a description of the risks involved in investing in each Portfolio and a description of each Portfolio's investment objective. A copy of the Fund prospectuses are attached to this Prospectus. You should carefully read the Fund prospectuses before investing in a Contract.





THE CONTRACT
--------------------------------------------------------------------------------

The description of the Contract contained in this prospectus is qualified in its entirety by reference to the contract for the Flexible Premium Deferred Variable Annuity. We have filed a copy of the Contract as an exhibit to this Registration Statement. It is available upon request from us.

This Contract cannot be jointly owned by both a non-living and a living person.


CONTRACT APPLICATION AND ISSUING THE CONTRACT
The Contract is available to individuals and certain retirement plans. It is also available as an individual retirement annuity (IRA) that qualifies for special Federal income tax treatment. The Contract is not available for use as a "Tax-Sheltered Annuity" qualifying under Section 403(b) of the Code.

If you purchase a Contract which qualifies as an IRA under Section 408(b), you should be aware that the Code imposes certain restrictions on those Contracts.

Before we issue a Contract, we must receive your properly completed application and a minimum payment of $2,500 ($2,000 for an IRA). We will mail you a Premium Receipt form if you request one. You must name the annuitant in the Contract application. If the Contract qualifies as an IRA under Section 408(b), then you must be the annuitant. We reserve the right to decline an application for any reason. If we decline an application, then we will refund the full initial payment.

If we do not decline an application, when we deliver the Contract to you, the Contract will be deemed to have commenced as of the Effective Date. The Effective Date is a date within two business days after we receive a completed application and the full initial payment. The Contract Date will be the same as the Effective Date unless the Effective Date is the 29th, 30th, or 31st of the month, in which case the Contract Date will be the 28th day of the same month. We use the Contract Date to determine Contract Years, Contract Months, and Contract Anniversaries.


EXAMINATION PERIOD
You may cancel the Contract for a refund within 10 days after you receive the Contract, or any longer period your state may require. Depending on the laws of the state of issue and your age, we will refund the initial payment in one of the following methods. See your Contract for details.

RETURN OF PREMIUM PLUS OR MINUS INVESTMENT EXPERIENCE. In most states, if you return the Contract, we will refund the initial payment, plus or minus gains or losses from investing the payment in the Sub-Accounts


                                 10  PROSPECTUS
you chose on your application, plus any interest earned on the amount you allocated to the General Account. We will calculate these refunds as of the date that we receive the Contract. If you allocate all or part of the payment to the Sub-Accounts, then the amount of your refund may be more or less than the initial payment, depending on the investment performance of your selected Sub-Accounts. If you allocate all of the payment to the General Account, then we will always refund an amount equal to or greater than the payment.

RETURN OF PREMIUM. If your state requires us to refund your premium to you, then we will refund the greater of: (1) the initial payment, or (2) the Account Value plus any amount deducted for taxes or charges from the initial payment. We will calculate your refund as of the date we receive the Contract. During the Examination Period, the portion of the initial payment you allocated to the Variable Account will be invested in the Money Market Sub-AccountSub-Account. Once the Examination Period expires, we will reallocate the Account Value to the Sub-Accounts you select.


PAYMENTS
You should make all checks or drafts payable as directed on the application. You can also make payments by requesting on your application that Scudder Investor Services, Inc. redeem shares in an existing Scudder mutual fund account and apply the proceeds toward a payment.

INITIAL PAYMENT. The minimum initial payment you must pay to purchase a Contract is $2,500 ($2,000 in the case of some Qualified Contracts). The initial payment is the only payment we require you to make under the Contract. When you make the initial payment, you must specify whether it is for a purchase of a Non-Qualified or Qualified Contract.

If the initial payment is derived from an exchange or surrender of another annuity contract, then we may require that you provide information about the Federal income tax status of the previous annuity contract. We reserve the right to waive the minimum initial payment amount and accept less than $2,500.

If we receive a properly completed application with the initial payment, then we will credit that payment to the Contract within two business days of receiving the payment. We may deduct premium taxes from the payment before we credit it to the Contract. If we receive an incomplete application, then we will credit the payment within two business days of receiving the completed application. If, for any reason, we do not credit the payment to your account within five business days, then we will immediately return the payment to you. You may, after receiving notice of our delay, specifically request that we do not return the payment.


ADDITIONAL PAYMENTS
You may make additional payments while the annuitant is living and before the Maturity Date. Currently, there is no minimum additional payment amount or maximum number of additional payments per Contract Year. In the future, we may require that each additional payment be at least $1,000 and limit the frequency of additional payments to a maximum of four per Contract Year.

We will credit any additional payments to the Contract upon receiving them at our customer service center.

AUTOMATIC INVESTMENT PLAN. You may arrange to make regular investments ($50 minimum) into any of the Sub-AccountSub-Accounts through automatic deductions from your checking account. The Automatic Investment Plan cannot be used to allocate money to the General Account. Please call (800) 242-4402 for more information.

LIMITATIONS ON PAYMENTS. We reserve the right to reject any initial payment. We may require you to complete a financial questionnaire for payments in excess of $250,000. If any additional payments would cause your total payments to exceed $1,000,000, we may reject those payments. We will reject any payment that would cause the Account Value in the General Account to exceed $500,000.


ALLOCATING PAYMENTS
You may allocate payments to one or more of the Sub-AccountSub-Accounts, to the General Account, or to both. If you allocate any portion of a payment to the General Account, then you must specify the Declaration Period(s) to which you are allocating those funds. You must specify the payment allocations in your application. We will allocate the initial payment according to your specifications, once we receive it at our customer service center.

YOU MUST MAKE ALL ALLOCATIONS IN WHOLE PERCENTAGES AND THEY MUST TOTAL 100%. IF THE ALLOCATIONS DO NOT TOTAL 100%, THEN WE WILL RECOMPUTE THE ALLOCATIONS PROPORTIONATELY BY DIVIDING THE PERCENTAGE IN EACH SUB-ACCOUNTSUB-ACCOUNT YOU SELECTED, BY THE SUM OF THE PERCENTAGES YOU INDICATED. WE WILL APPLY THIS NEW PERCENTAGE TO THE PAYMENT. THE FOLLOWING EXAMPLE ILLUSTRATES HOW WE MAKE THIS
RECOMPUTATION:

EXAMPLE

                INDICATED ALLOCATION                 ACTUAL ALLOCATION
                --------------------                -------------------
Sub-Account #1           25%          25% / 105% =          24%
Sub-Account #2           40%          40% / 105% =          38%
Sub-Account #3           40%          40% / 105% =          38%
Total                   105%          Total                100%




                                 11  PROSPECTUS

WE WILL ALLOCATE ALL PAYMENTS AT THE TIME WE CREDIT SUCH PAYMENTS TO YOUR CONTRACT.

We will allocate any additional payments you make to the Sub-Accounts and/or the General Account in the same proportion as the initial payment. You may change the allocation percentages by sending us written notice. Once you make a change in allocation, we will allocate all future payments in accordance with your new allocation percentages. This will continue until you send us written notice of any changes. However, if you have funds deducted from a checking account under the Automatic Investment Plan option, then you must provide us with written notice to change the allocation of future additional payments.


TRANSFERS
Before the Maturity Date, you may transfer amounts among the Sub-Accounts, between the Sub-Accounts and the General Account, and between different Declaration Periods in the General Account.

You may transfer amounts from the General Account to any of the Sub-Accounts and to different Declaration Periods in the General Account only at the end of the Declaration Period to which you allocated that amount. You may transfer amounts from a Sub-Account to the General Account at any time, as long as that transfer would not cause your Contract's value in the General Account to exceed $500,000.

We do not impose a charge for any transfers. In the future, if you request more than two transfers during a Contract Year, we may deduct $10 from each Sub-Account from which you transfer funds.

You must request a transfer by sending us written notice or by telephone (if you have a currently valid telephone transfer request form on file with us). We employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we follow such procedures, then we will not be liable for any losses due to unauthorized or fraudulent instructions. If we do not follow those reasonable procedures, then we may be liable for such losses. The procedures we follow for telephone transfers include confirming the correct name, the contract number and the personal code for each telephone transfer.

The Contract is intended for long-term investments. Frequent trading in response to short term fluctuations in the market can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance. At our discretion, we may restrict, limit or refuse transfers, which are considered by us to be to the disadvantage of Contract owners or may have a detrimental effect on a Portfolio.



MARKET TIMING & EXCESSIVE TRADING

The Contracts are intended for long-term investment. Market timing and excessive trading can potentially dilute the value of Variable Sub-Accounts and can disrupt management of a Portfolio and raise its expenses, which can impair Portfolio performance and adversely affect your Contract Value. Our policy is not to accept knowingly any money intended for the purpose of market timing or excessive trading. Accordingly, you should not invest in the Contract if your purpose is to engage in market timing or excessive trading, and you should refrain from such practices if you currently own a Contract.

We seek to detect market timing or excessive trading activity by reviewing trading activities. Portfolios also may report suspected market-timing or excessive trading activity to us. If, in our judgment, we determine that the transfers are part of a market timing strategy or are otherwise harmful to the underlying Portfolio, we will impose the trading limitations as described below under "Trading Limitations." Because there is no universally accepted definition of what constitutes market timing or excessive trading, we will use our reasonable judgment based on all of the circumstances.

While we seek to deter market timing and excessive trading in Variable Sub-Accounts, because our procedures involve the exercise of reasonable judgment, we may not identify or prevent some market timing or excessive trading. Moreover, imposition of trading limitations is triggered by the detection of market timing or excessive trading activity, and the trading limitations are not applied prior to detection of such trading activity. Therefore, our policies and procedures do not prevent such trading activity before it is detected. As a result, some investors may be able to engage in market timing and excessive trading, while others are prohibited, and the portfolio may experience the adverse effects of market timing and excessive trading described above.

TRADING LIMITATIONS

We reserve the right to limit transfers among the investment alternatives in any Contract year, or to refuse any transfer request, if:

o we believe, in our sole discretion, that certain trading practices, such as excessive trading, by, or on behalf of, one or more Contract Owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable
     Sub-Account or on the share prices of the corresponding Portfolio or otherwise would be to the disadvantage of other Contract Owners; or

o we are informed by one or more of the Portfolios that they intend to restrict the purchase, exchange, or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or group of transfers would have a detrimental effect on the prices of Portfolio shares.

In making the determination that trading activity constitutes market timing or excessive trading, we will consider, among other things:

                                 12 PROSPECTUS

o the total dollar amount being transferred, both in the aggregate and in the transfer request;




o the number of transfers you make over a period of time and/or the period of time between transfers (note: one set of transfers to and from a Variable Sub-Account in a short period of time can constitute market timing);

o whether your transfers follow a pattern that appears designed to take advantage of short term market fluctuations, particularly within certain Variable Sub-Account underlying Portfolios that we have identified as being susceptible to market timing activities;

o whether the manager of the underlying Portfolio has indicated that the transfers interfere with Portfolio management or otherwise adversely impact the Portfolio; and

o    the  investment   objectives  and/or  size  of  the  Variable   Sub-Account
     underlying Portfolio.

We seek to apply these trading limitations uniformly. However, because these determinations involve the exercise of discretion, it is possible that we may not detect some market timing or excessive trading activity. As a result, it is possible that some investors may be able to engage in market timing or excessive trading activity, while others are prohibited, and the Portfolio may experience the adverse effects of market timing and excessive trading described above.

If we determine that a Contract Owner has engaged in market timing or excessive trading, we will require that all future transfer requests be submitted through regular U.S. mail thereby refusing to accept transfer requests via telephone, facsimile, Internet, or overnight delivery.


In our sole discretion, we may revise our Trading Limitations at any time as necessary to better deter or minimize market timing and excessive trading or to comply with regulatory requirements.


ASSET REBALANCING OPTION. You may select the Asset Rebalancing Sub-Account Option if you wish to maintain a particular percentage allocation among the Sub-Accounts. With Asset Rebalancing, we automatically reallocate the Account Value in the Sub-Accounts quarterly to your selected allocations. Over a period of time, this method of investing may help you buy low and sell high although there can be no assurance of this. This investment method does not assure profits and does not protect against a loss in declining markets.

To elect the Asset Rebalancing Option, the Account Value in your Contract must be at least $2,500 and we must receive a completed Asset Rebalancing Option form at our customer service center. You must designate the Sub-Accounts and the percentage allocations that you want us to rebalance each quarter. The percentages must total 100%. If you elect the Asset Rebalancing Option, then all the new money you direct into the Sub-Accounts will be included in the Asset Rebalancing Option. You may not participate in Dollar Cost Averaging and Asset Rebalancing at the same time. The General Account is not available for the Asset Rebalancing Option.

Selecting Asset Rebalancing will result in the transfer of funds to one or more of the Sub-Accounts on the date you specify. If you have specified, or we receive the form on, the 29th, 30th or 31st, then we will consider the effective date to be the first Valuation Date of the following month. If you do not specify a date or if we receive the request after your specified date, then we will transfer funds on the date we receive the Asset Rebalancing Option form and on the quarterly anniversary of the applicable date thereafter. We will execute the rebalancing and determine all values in connection with the rebalancing at the end of the Valuation Date on which the transfers occur. If the effective date is not a Valuation Date, then the transfer will occur on the next Valuation Date.

You may terminate this option at any time by sending us written notice. We will automatically terminate this option if you request any transfers outside the Asset Rebalancing program. If you wish to resume the Asset Rebalancing Option after it has been canceled, then you must complete a new Asset Rebalancing Option form and send it to our customer service center. We may discontinue, modify, or suspend the Asset Rebalancing Option at any time.

DOLLAR COST AVERAGING. Dollar Cost Averaging is a systematic method of investing by which you purchase units in fixed dollar amounts so that the cost is averaged over time. You may begin Dollar Cost Averaging by authorizing us to make periodic transfers from any one Sub-Account to one or more other Sub-Accounts. Amounts transferred will purchase units in those Sub-Accounts at that Sub-Account's Unit Value as of the Valuation Date on which the transfer occurs. Since the value of the units will vary, the amounts transferred to a Sub-Account will purchase more units when the Unit Value is low and fewer units when the Unit Value is high. Similarly, the amounts transferred to a Sub-Account will result in the liquidation of more units when the Unit Value is low and fewer units when the Unit Value is high. Dollar cost averaging does not assure a profit or protect against a loss in declining markets.

You may elect Dollar Cost Averaging if the Account Value in your Contract is at least $2,500 and you send our customer service center a completed Dollar Cost Averaging form. You must designate the frequency of the transfers, the expiration date for the program, the Sub-Account from which to take the transfers, the Sub-Accounts to receive the funds, and the allocation percentages.

You may not participate in Dollar Cost Averaging and Asset Rebalancing at the same time. The General Account is not available for the Dollar Cost Averaging Option.
                                  13 PROSPECTUS

After we receive a completed Dollar Cost Averaging form, we will transfer your designated amounts from the Sub-Account from which you wish to make transfers to your chosen Sub-Accounts. $50 is the minimum amount that you may transfer. Each transfer occurs on your specified date. If you specify, or we receive the form on the 29th, 30th or 31st, then we will consider the effective date to be the first Valuation Date of the following month. If you do not specify a date, then we will transfer the funds on the monthly, quarterly, semiannual or annual anniversary (whichever corresponds to your selected frequency) of the date that we received your completed Dollar Cost Averaging form. The amounts transferred will receive the Unit Values for the affected Sub-Accounts at the end of the Valuation Date on which the transfers occur. If the anniversary is not a Valuation Date, then the transfer will occur on the next Valuation Date. Dollar Cost Averaging will terminate when we have transferred the total amount elected, or when the value in the Sub-Account from which transfers are made is insufficient to support the requested transfer amount.

You may terminate this option at any time by sending us written notice. When we receive written notice that you want to terminate Dollar Cost Averaging, then we will stop all transfers, unless you instruct otherwise. You must complete a new Dollar Cost Averaging option form and send it to our customer service center if you wish to continue Dollar Cost Averaging after the expiration date you specified, or the amount in the elected Sub-Account is depleted, or you canceled the Dollar Cost Averaging option.

We may discontinue, modify, or suspend the Dollar Cost Averaging option at any time.


ACCOUNT VALUE
On the Effective Date your Account Value equals your initial payment minus any amounts we deducted for premium taxes. On any other day your Account Value equals:

your Account Value from the previous Valuation Date

INCREASED BY:

1. any additional net payments we receive;

2. any increase in the Account Value due to positive investment results of the Sub-Accounts you selected; and

3. any interest earned on your Account Value held in the General Account;

AND REDUCED BY:

1. any decrease in the Account Value due to negative investment results of the Sub-Accounts you selected;

2. a daily charge to cover our assumed mortality and expense risks and the cost of administering the Contract; and

3. any amounts you withdrew from the Contract.

If we charge a records maintenance fee or transfer fee in the future we will deduct those amounts from your Account Value.

A Valuation Period is the period between successive Valuation Dates. It begins at the close of business on each Valuation Date and ends at the close of business on the next Valuation Date. A Valuation Date is each day that the New York Stock Exchange (NYSE) is open for business.

You should expect your Account Value to change between the Valuation Periods to reflect the investment experience of the Sub-Accounts in which you invest, any interest earned in the General Account, and the deduction of charges. Your Contract stops accumulating value after the Maturity Date.

UNIT VALUE. Each Sub-Account has a distinct value ("Unit Value"). When you allocate a payment or transfer an amount to a Sub-Account, we base the number of units you purchase on the Unit Value of the Sub-Account at the end of the Valuation Period during which you make the allocation. Units are redeemed in a similar manner when you transfer amounts out of, or withdraw amounts from, a Sub-Account.

For each Sub-Account, the Unit Value on a given Valuation Date is based on the net asset value of a share of the corresponding portfolio in which such Sub-Account invests. Each Valuation Period has a single Unit Value that applies to each day in the Valuation Period and which is calculated as of the end of the Valuation Period. The Unit Value for each subsequent Valuation Period is the Investment Experience Factor (described below) for that Valuation Period multiplied by the Unit Value for the immediately preceding Valuation Period.

INVESTMENT EXPERIENCE FACTOR. The Investment Experience Factor measures a Sub-Account's investment performance during a Valuation Period. An Investment Experience Factor is calculated separately for each of the Sub-Accounts. A Sub-Account's Investment Experience Factor for a Valuation Period equals (a) divided by (b), minus (c), where:

  (a)  is:

  (i) the value of the net assets held in the Sub-Account at the end of the Valuation Period; PLUS

  (ii) the investment income and capital gains (realized or unrealized) credited to the net assets of that Sub-Account during the Valuation Period for which we determine the Investment Experience Factor; MINUS

  (iii) the capital losses (realized or unrealized) charged against those assets during the Valuation Period; MINUS

  (iv) any amount charged against the Sub-Account for taxes or any amount that we set aside during the Valuation Period as a provision for taxes attributable


                                  14 PROSPECTUS
to the operation or maintenance of that Sub-Account; and

  (b) is the value of the net assets of that Sub-Account at the end of the preceding Valuation Period; and

  (c) is a charge to compensate us for certain administrative expenses and mortality and expense risks that we assume in connection with the Contracts.


CONTRACT OWNERSHIP
You may designate a new Owner or Joint Owner at any time during the annuitant's life. If you name a Joint Owner, then we will presume the ownership to be as joint tenants with right of survivorship, unless you otherwise specify. If any Owner dies before the Annuitant and before the Maturity Date, then the Owner's rights will belong to the Joint Owner, if any, or otherwise to the beneficiary. The interest of any Owner or Joint Owner may be subject to the rights of any assignee.

Changing ownership of this contract may cause adverse tax consequences and may not be allowed under qualified plans. Please consult with a competent tax advisor prior to making a request for a change of Contract Owner. A NEW OWNER OR A JOINT OWNER MAY NOT BE DESIGNATED UNDER A CONTRACT THAT QUALIFIES AS AN INDIVIDUAL RETIREMENT ANNUITY UNDER SECTION 408(B) OF THE CODE.

You may designate a new Owner by sending us written notice. The change will take effect as of the date you sign the written notice. We will not be liable for any payment made or other action taken before we receive and record the written notice.


ASSIGNMENT OF CONTRACT
Except in the case of a Contract that qualifies as an individual retirement annuity under Section 408(b) of the Code, you may assign all or a portion of your right to receive annuity payments under the Contract or assign the Contract as collateral security.

If you assign any portion of the right to receive annuity payments before the Maturity Date, then the assignee is entitled to receive the assigned annuity payments in a lump sum, as of the Maturity Date. If you assign any portion of the right to receive the assigned annuity payments, after the Maturity Date, then the assignee will receive the assigned annuity payments in accordance with the annuity income option in effect on the Maturity Date. The assignee may not select an annuity income option or change an existing annuity income option.

For a Qualified Contract, certain assignments may adversely affect the qualification for special Federal income tax treatment of the underlying retirement plan. We urge potential purchasers of Qualified Contracts to consult their tax advisors.

If you assign the right to receive annuity payments or assign the Contract as collateral security, then your rights and those of any beneficiary will be subject to the assignment. We are not responsible for the adequacy of any assignment and will not be bound by the assignment until we receive satisfactory written evidence of the assignment. In certain circumstances, an assignment will be subject to Federal income tax.


ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------


FULL AND PARTIAL SURRENDERS
At any time before the Maturity Date, you may fully or partially surrender the Contract, subject to certain conditions. If you surrender the Contract, you will receive the full Account Value less any applicable premium taxes or federal or state withholding.

We do not deduct surrender charges from full or partial surrenders of the Contract.

The minimum amount of a partial surrender is $500. The Contract must have an Account Value of at least $2,500 after the partial surrender.

Your partial surrender request must specify the amount you want withdrawn from each of the Sub-Accounts and/ or the General Account. If you withdraw value from the General Account, we will deduct the requested amount proportionately from each Declaration Period on a first-in, first-out basis within the Declaration Period(s).

YOU MUST PROVIDE US WITH SPECIFIC INSTRUCTIONS ABOUT HOW WE SHOULD WITHDRAW VALUE FROM THE SUB-ACCOUNTS AND/OR THE GENERAL ACCOUNT.

To make a partial surrender, you should send us a written request or call us, if you have a valid telephone transfer request form on file with us. You may make a full surrender only by sending us a written request. We will calculate the Account Value payable to you upon a full or partial surrender at the price next computed after we receive your surrender request.

If, when you make a surrender request, you have not provided us with a written election, not to have Federal income taxes withheld, then we, by law, must withhold taxes from the taxable portion of the surrender. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 591/2, may be subject to an additional 10% federal tax penalty.

SYSTEMATIC WITHDRAWALS. We offer an option under which you may take partial surrenders of the Contract by systematic withdrawals. You may elect to receive systematic withdrawals before the Maturity Date

                                 15 PROSPECTUS
by sending a completed Systematic Withdrawal form to our customer service center which includes the written consent of any assignee or irrevocable beneficiary. You may designate the systematic withdrawal amount as either a percentage of the Account Value or as a specified dollar amount. You may designate that systematic withdrawals be made monthly, quarterly, semiannually, or annually on a specific date. If you do not specify a date, then the systematic withdrawal option will begin on the date we receive the form. We will consider the effective date to be the first Valuation Date of the following month if we receive the form on the 29th, 30th or 31st or if you specify one of those dates.

Each systematic withdrawal must be at least $250. The systematic withdrawal option will terminate if the amount to be withdrawn exceeds the Account Value or would cause the Account Value to be below $2,500. If any portion of the systematic withdrawal is to be withdrawn from the General Account, then we will deduct the requested amount proportionately from each Declaration Period on a first-in, first-out basis within the Declaration Period(s).

Each systematic withdrawal will occur at the end of the Valuation Period during which you scheduled a withdrawal. We deduct the systematic withdrawal from your Account Value in the Sub-Accounts and/or the General Account, according to your specifications.

You may terminate this option at any time by sending us written notice. We will terminate this option if the amount to be withdrawn has caused the Account Value to be below $2,500. If you wish to resume systematic withdrawals, then you must send us a new Systematic Withdrawal form at our customer service center. We may discontinue, modify, or suspend the systematic withdrawal option at any time. You should carefully consider the tax consequences of a systematic withdrawal. Withdrawals taken prior to annuitization (referred to in this prospectus as the Payout Phase) are generally considered to come from the earnings in the Contract first. If the Contract is tax-qualified, generally all withdrawals are treated as distributions of earnings. Withdrawals of earnings are taxed as ordinary income and, if taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty.


ANNUITY PAYMENTS
If the Annuitant is living on the Maturity Date and the Contract is in force, then we will make fixed annuity payments to you under the annuity income option you select. We will make the first annuity payment within seven days after the Maturity Date.

The amount of the periodic annuity payments you receive depends upon:

   (i) the Account Value you have accumulated on the Maturity Date,

   (ii) the Annuitant's age and sex (or, in the case of Annuity Income Option 2, the age and sex of the Annuitant and the Joint Annuitant) on the Maturity Date, and

   (iii) the annuity income option you selected.

On the Maturity Date, we determine the dollar amount of each annuity payment. That amount is fixed and will not change.

After the Maturity Date, the Contract no longer participates in the Variable Account. A portion of each payment will be considered taxable and the remaining portion will be a non-taxable return of your investment in the Contract, which is also called the "basis". Once the basis in the Contract is depleted, all remaining payments will be fully taxable. If the Contract is tax-qualified, generally, all payments will be fully taxable. Taxable payments taken prior to age 59 1/2, may be subject to an additional 10% federal tax penalty. If, at the time of an annuity payment, you have not provided us with a written election not to withhold Federal income taxes, then we, by law, must withhold such taxes from the taxable portion of such Annuity payment. We determine the amount of the monthly annuity payments under annuity income options 1, 2, and 3, described below, by dividing the Account Value on the Maturity Date by 1,000 and multiplying the result by the appropriate factor. The factor is calculated based on Market interest rates at the time of Maturity. The factor will be equal to or greater than that contained in the applicable table in your Contract.


ANNUITY INCOME OPTIONS
At any time before the Maturity Date, you may designate the annuity income option under which we will pay annuity payments. If you do not select an annuity income option by the Maturity Date, then we will make monthly annuity payments to you under annuity income option 1.

If the Account Value is less than $2,500 or if it is insufficient to produce monthly payments of at least $100, then no annuity income options will be available unless we consent or as otherwise required by state law. In such cases, we will pay the Account Value in a lump sum.

We may offer other annuity income options on the Maturity Date. We will provide you with information concerning the availability of any additional annuity income options before the time that you have to select an annuity income option.

We currently offer the following annuity income options:

OPTION 1. LIFE ANNUITY WITH INSTALLMENT REFUND - We will make monthly annuity payments to you for the longer of:

   (i) the Annuitant's life; or

   (ii) until the sum of the monthly annuity payments equals the Account Value on the Maturity Date.


                                 16  PROSPECTUS

If the Owner dies before the sum of the monthly annuity payments we paid equals the Account Value on the Maturity Date, then we will pay the remaining annuity payments to your designated beneficiary.


OPTION 2. JOINT AND SURVIVOR LIFE ANNUITY WITH INSTALLMENT REFUND - We will make monthly annuity payments to you for the longer of:

   (i) either the Annuitant's or the Joint Annuitant's life; or

   (ii) until the sum of the monthly annuity payments made under the Contract equals the Account Value on the Maturity Date.

If all Owners die before the sum of the monthly annuity payments we paid equals the Account Value on the Maturity Date, then we will pay the remaining annuity payments to your designated beneficiary.

If you select annuity income option 2, then you must designate a Joint Annuitant. We will use the Joint Annuitant's life to determine the duration of annuity payments under annuity income option 2. The age and sex of both the Annuitant and the Joint Annuitant determine the amount of the monthly annuity payments under annuity income option 2. At any time before the Maturity Date, you may select a different Joint Annuitant by sending us written notice. You may not select a new Joint Annuitant after the Maturity Date.

OPTION 3. INSTALLMENTS FOR LIFE - We will make monthly annuity payments to you for as long as the Annuitant lives. Payments under this option will end with the last payment made before the Annuitant's death. Under this option it is possible that you will receive only one annuity payment if the Annuitant died before the date of the second payment, two if he or she dies before the third annuity payment date, etc.


MATURITY DATE
The Maturity Date is the date on which we apply your Account Value to an annuity income option. You may specify the Maturity Date in your application. You may change the Maturity Date at any time during the Annuitant's life by sending us a written request before the currently scheduled Maturity Date.

The Maturity Date must be a Contract Anniversary that is not later than:

   (i) the Contract Anniversary nearest the Annuitant's 80th birthday; or

   (ii) ten years from the next Contract Anniversary, whichever is later.

If you do not specify a Maturity Date, then the Maturity Date will be the later of: (a) the 10th Contract Anniversary; or (b) the Contract Anniversary nearest the Annuitant's 80th birthday.


DEATH BENEFIT
If the Annuitant dies before the Maturity Date, then we will pay you, the Owner, a death benefit as specified in the Contract. We do not pay a death benefit if the Annuitant dies on or after the Maturity Date.

If the Annuitant dies before the Maturity Date, then we will pay you a lump sum death benefit equal to the greater of:

   (i) the Account Value; or

   (ii) the sum of the payments you made, minus the sum of any partial surrenders.

If the Owner is a living person, then the Owner may elect to continue the Contract and become the Annuitant if the deceased Annuitant was not an Owner. We calculate the amount of the death benefit at the price next computed after we receive Proof of Death for the Annuitant. We will pay you within seven days of receiving the Proof of Death, or as soon as we have sufficient information to make the payment. The Owner has 60 days from the date the company receives due proof of death to select an income plan without incurring a tax on the entire gain in the contract. If the Owner elects to continue the contract they will be taxed on the entire gain in the contract computed on the date of continuance. We are required to report such gain to the IRS as income to the Owner. An additional 10% federal tax penalty may apply if the Owner is under age 59 1/2. Any amount included in the Owner's gross income as a result of a contract continuance will increase the investment in the contract for future distributions. If the deceased Annuitant was an Owner, then we will in all events pay the Death Benefit within five years of the date of the deceased Annuitant's death.


BENEFICIARY PROVISIONS
--------------------------------------------------------------------------------

If the beneficiary survives the Owner(s), then the beneficiary will receive amounts payable under the Contract. If you do not specify a beneficiary, or if no beneficiary survives you by 30 days, then your estate will receive any remaining amounts payable under the Contract.

While the Annuitant is living, you may change the beneficiary or beneficiaries by sending us written notice. Once we receive the notice, we will initiate the change as of the date you signed the written notice. We will not be liable for any payment made or other action taken before we receive and record such written notice at our customer service center. A beneficiary named irrevocably may not be changed without written consent of such beneficiary. Any beneficiary's interest is subject to the rights of any assignee.


                                 17  PROSPECTUS

DEATH OF OWNER
For a Non qualified Contract in which any owner is a living person, is not the Annuitant, and dies before the Maturity Date and before the Annuitant's death, the death benefit provisions described above do not apply.

 In such circumstances, we will pay to the joint owner the Account Value in a lump sum no later than five years following the date of the Owner's death. If there is no joint owner, then we will pay the beneficiary. We calculate the Account Value at the price next computed after we receive the Owner's Proof of Death. If the sole surviving joint owner or the sole beneficiary is the Owner's surviving spouse, then he or she may elect to continue the Contract as if he or she were the original Owner.


EMPLOYMENT-RELATED BENEFIT PLANS
In 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity payments provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. This Contract contains annuity payment rates for certain annuity income options that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of NORRIS, and Title VII generally, on any employment-related insurance or benefit program for which they may purchase a Contract.


EXPENSES
--------------------------------------------------------------------------------

We do not deduct commissions or sales charges from your payments when you invest in the Contract. In addition, we do not take surrender charges upon full or partial surrender of the Contract. We pay distribution expenses out of our own funds.

We will deduct certain charges and deductions from your Account Value to compensate us for providing the annuity payments, assuming certain risks in connection with the Contract, and administering the Contract.

If there are profits from the fees and charges that we deduct under the Contract, including but not limited to Mortality and Expense Risk Charges, then we may use such profits to finance the distribution of the Contracts.


MORTALITY AND EXPENSE RISK CHARGE
We deduct a charge from your Contract's value in the Sub-Accounts for certain mortality and expense risks in connection with the Contracts. We deduct the charge daily at an annual rate of 0.40% of the average daily net assets you have in each Sub-Account. We reserve the right to increase the Mortality and Expense Risk Charge to 0.70%, the maximum set forth in the Contract.

The Mortality and Expense Risk Charge only applies during the period from the Effective Date to the Maturity Date and is not imposed against the General Account. The Investment Experience Factor for each Sub-Account reflects this charge.

Changes in actual mortality experience or actual expense do not affect the Account Value or annuity payments. The mortality risks arise from the contractual obligations to pay the death benefit before the Maturity Date and to make annuity payments for the annuitant's entire life (or, in the case of annuity income option 2, the entire life of the annuitant and the joint annuitant). Thus, we assure you that neither the annuitant's longevity (or, in the case of annuity income option 2, the annuitant's and the joint annuitant's longevity) nor a greater than expected improvement in life expectancy, will adversely affect the annuity payments. This eliminates the risk of outliving the funds accumulated for retirement in instances in which the Contract is purchased to provide funds for retirement.

The expense risk is the risk that the actual expenses involved in administering the Contracts, including Contract maintenance costs, administrative costs, mailing costs, data processing costs, and costs of other services may exceed the amount recovered from any administrative charges.


CONTRACT ADMINISTRATION CHARGE
The Contract's administrative expenses include processing applications, Contract changes, tax reporting, full and partial surrenders, death claims, and initial and subsequent payments; preparing annual and semiannual reports to Owners and regulatory compliance reports; and overhead costs.

We deduct a charge from your Contract's value in the Sub-Accounts for the administrative expenses we incur in connection with the Contract and the Variable Account. We deduct the charge daily at an annual rate of 0.30% of the average daily net assets you have in each Sub-Account. The Contract Administration Charge only applies during the period from the Effective Date to the Maturity Date and is not imposed against the General Account. The Investment Experience Factor for each Sub-Account reflects this charge.


RECORDS MAINTENANCE CHARGE
Currently, we do not charge for records maintenance. The Contract permits us to deduct a maximum amount of $40 from your Account Value at the beginning of each Contract Year to reflect the cost of performing records maintenance for the Contracts. If we imposed this charge, then we would deduct it proportionately from each Sub-Account and each of the Declaration Period(s) in the General Account (on a first-in, first-out basis within each Declaration Period) in which you have allocated funds. If we deducted a Records Maintenance Charge, then it would apply only during the period from the Effective


                                 18  PROSPECTUS

Date to the Maturity Date. If you surrender the Contract during a Contract Year, then we would not prorate it.

PREMIUM TAXES
Most states and political subdivisions do not assess premium taxes. Where state premium taxes are assessed, we will deduct the amount of tax due from each payment at rates ranging from a minimum of 0.5% to a maximum of 3.5%. We will deduct any premium taxes levied by political subdivisions from payments. Such taxes are generally at rates of less than 1%.

If the premium tax exceeds 3.5% of the payment, we will accept the payment only if you provide written authorization allowing us to deduct the applicable premium tax from the Account Value.


OTHER TAXES
We currently do not charge the Variable Account for any Federal, state, or local taxes other than premium taxes. If we decide to impose any such taxes on the Variable Account, then we may deduct such taxes from amounts you have invested in the Variable Account.


TRANSFER CHARGES
We do not charge for transfers among Sub-Accounts. However, the Contract permits us to deduct $10 from each Sub-Account for each transfer you make in excess of two in a Contract Year.

We do not consider the following to be transfers: (i) initial allocations of payments, (ii) reallocations among the Declaration Periods within the General Account, or (iii) reallocations from the General Account to any Sub-Accounts at the end of a Declaration Period.

We treat all transfer requests, made at the same time, as one request. We may impose the transfer charge at any time.


PORTFOLIO CHARGES
The portfolios deduct investment charges from amounts you have invested in the portfolios. For more information, see the Fund's prospectus.


                                 19  PROSPECTUS

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. CHARTER MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF CHARTER NATIONAL LIFE INSURANCE COMPANY
Charter is taxed as a life insurance company under Part I of Subchapter L of the Code. Since the Variable Account is not an entity separate from Charter, and its operations form a part of Charter, it will not be taxed separately. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the Contract. Under existing federal income tax law, Charter believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contract. Accordingly, Charter does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Charter does not intend to make provisions for any such taxes. If Charter is taxed on investment income or capital gains of the Variable Account, then Charter may impose a charge against the Variable Account in order to make provision for such taxes.


TAXATION OF VARIABLE ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

... the Contract Owner is a natural person,

... the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

... Charter is considered the owner of the Variable Account assets for federal income tax purposes.


NON-NATURAL OWNERS. Non-natural owners are also referred to as Non Living Owners in this prospectus. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts does not enjoy tax deferral and is taxed as ordinary income received or accrued by the non-natural owner during the taxable year.


EXCEPTIONS TO THE NON-NATURAL OWNER RULE. There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-Qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements; and (5) immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.


GRANTOR TRUST OWNED ANNUITY. Contracts owned by a grantor trust are considered owned by a non-natural owner. Grantor trust owned contracts receive tax deferral as described in the Exceptions to the Non-Natural Owner Rule section.
 In accordance with the Code, upon the death of the annuitant, the death benefit must be paid. According to your Contract, the Death Benefit is paid to the surviving Contract Owner. Since the trust will be the surviving Contract Owner in all cases, the Death Benefit will be payable to the trust notwithstanding any beneficiary designation on the annuity contract. A trust, including a grantor trust, has two options for receiving any death benefits: 1) a lump sum payment; or 2) payment deferred up to five years from date of death.


DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Charter does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.


OWNERSHIP TREATMENT. The IRS has stated that a contract owner will be considered the owner of separate account assets if he possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of the separate account investments may cause a Contract


                                 20  PROSPECTUS
owner to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in private and published rulings in which it found that Contract owners were not owners of separate account assets. For example, if your contract offers more than twenty (20) investment alternatives you have the choice to allocate premiums and contract values among a broader selection of investment alternatives than described in such rulings. You may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Charter does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.


TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a Non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a full withdrawal under a Non-Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.


TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a Non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If any variable payment is less than the excludable amount you should contact a competent tax advisor to determine how to report any unrecovered investment. The federal tax treatment of annuity payments is unclear in some respects. As a result, if the IRS should provide further guidance, it is possible that the amount we calculate and report to the IRS as taxable could be different. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.


WITHDRAWALS AFTER THE PAYOUT START DATE. Federal tax law is unclear regarding the taxation of any additional withdrawal received after the Payout Start Date. It is possible that a greater or lesser portion of such a payment could be taxable than the amount we determine.


DISTRIBUTION AT DEATH RULES. In order to be considered an annuity contract for federal income tax purposes, the Contract must provide:

... if any Contract Owner dies on or after the Payout Start Date but before the entire interest in the Contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the Contract Owner's death;

... if any Contract Owner dies prior to the Payout Start Date, the entire interest in the Contract will be distributed within 5 years after the date of the Contract Owner's death. These requirements are satisfied if any portion of the Contract Owner's interest that is payable to (or for the benefit of) a designated Beneficiary is distributed over the life of such Beneficiary (or over a period not extending beyond the life expectancy of the Beneficiary) and the distributions begin within 1 year of the Contract Owner's death. If the Contract Owner's designated Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner;

... if the Contract Owner is a non-natural person, then the Annuitant will be treated as the Contract Owner for purposes of applying the distribution at death rules. In addition, a change in the Annuitant on a Contract owned by a non-natural person will be treated as the death of the Contract Owner.


TAXATION OF ANNUITY DEATH BENEFITS. Death Benefit amounts are included in income as follows:

... if distributed in a lump sum, the amounts are taxed in the same manner as a total withdrawal, or

... if distributed under an Income Plan, the amounts are taxed in the same manner as annuity payments.


PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution


                                 21  PROSPECTUS
made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

... made on or after the date the Contract Owner attains age 59 1/2,

... made as a result of the Contract Owner's death or becoming totally disabled,

... made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

... made under an immediate annuity, or

... attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS. With respect to non-Qualified Contracts using substantially equal periodic payments or immediate annuity payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the Contract Owner's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


TAX FREE EXCHANGES UNDER INTERNAL REVENUE CODE SECTION 1035. A 1035 exchange is a tax-free exchange of a non-qualified life insurance contract, endowment contract or annuity contract into a non-Qualified annuity contract. The contract owner(s) must be the same on the old and new contract. Basis from the old contract carries over to the new contract so long as we receive that information from the relinquishing company. If basis information is never received, we will assume that all exchanged funds represent earnings and will allocate no cost basis to them.


PARTIAL EXCHANGES. The IRS has issued a ruling that permits partial exchanges of annuity contracts. Under this ruling, if you take a withdrawal from a receiving or relinquishing annuity contract within 24 months of the partial exchange, then special aggregation rules apply for purposes of determining the taxable amount of a distribution. The IRS has issued limited guidance on how to aggregate and report these distributions. The IRS is expected to provide further guidance; as a result, it is possible that the amount we calculate and report to the IRS as taxable could be different. Your Contract may not permit partial exchanges.


TAXATION OF OWNERSHIP CHANGES. If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Any assignment or pledge (or agreement to assign or pledge) of the Contract Value is taxed as a withdrawal of such amount or portion and may also incur the 10% penalty tax.


AGGREGATION OF ANNUITY CONTRACTS. The Code requires that all non-Qualified deferred annuity contracts issued by Charter (or its affiliates) to the same Contract Owner during any calendar year be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.


INCOME TAX WITHHOLDING
Generally, Charter is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% of the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory.

Charter is required to withhold federal income tax using the wage withholding rates for all annuitized distributions. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Charter as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


                                 22  PROSPECTUS

TAX QUALIFIED CONTRACTS
The income on tax sheltered annuity (TSA) and IRA investments is tax deferred, and the income from annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing an annuity as a TSA or IRA. Tax Qualified Contracts are contracts purchased as or in connection with:

... Individual Retirement Annuities (IRAs) under Code Section 408(b);

... Roth IRAs under Code Section 408A;

... Simplified Employee Pension (SEP IRA) under Code Section 408(k);

... Savings Incentive Match Plans for Employees (SIMPLE IRA) under Code Section
  408(p);

... Tax Sheltered Annuities under Code Section 403(b);

... Corporate and Self Employed Pension and Profit Sharing Plans under Code
  Section 401; and

... State and Local Government and Tax-Exempt Organization Deferred Compensation
  Plans under Code Section 457.

Charter reserves the right to limit the availability of the Contract for use with any of the retirement plans listed above or to modify the Contract to conform with tax requirements. If you use the Contract within an employer sponsored qualified retirement plan, the plan may impose different or additional conditions or limitations on withdrawals, waiver of charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information. Charter no longer issues deferred annuities to employer sponsored qualified retirement plans.

The tax rules applicable to participants with tax qualified annuities vary according to the type of contract and the terms and conditions of the endorsement. Adverse tax consequences may result from certain transactions such as excess contributions, premature distributions, and, distributions that do not conform to specified commencement and minimum distribution rules. Charter can issue an individual retirement annuity on a rollover or transfer of proceeds from a decedent's IRA, TSA, or employer sponsored retirement plan under which the decedent's surviving spouse is the beneficiary. Charter does not offer an individual retirement annuity that can accept a transfer of funds for any other, non-spousal, beneficiary of a decedent's IRA, TSA, or employer sponsored qualified retirement plan.

Please refer to your Endorsement for IRAs or 403(b) plans, if applicable, for additional information on your death settlement options. In the case of certain qualified plans, the terms of the Qualified Plan Endorsement and the plans may govern the right to benefits, regardless of the terms of the Contract.


TAXATION OF WITHDRAWALS FROM AN INDIVIDUALLY OWNED TAX QUALIFIED CONTRACT. If you make a partial withdrawal under a Tax Qualified Contract other than a Roth IRA, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions) bears to the Contract Value, is excluded from your income. We do not keep track of nondeductible contributions, and generally all tax reporting of distributions from Tax Qualified Contracts other than Roth IRAs will indicate that the distribution is fully taxable.

"Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to any Roth IRA and which are:

... made on or after the date the Contract Owner attains age 59 1/2,

... made to a beneficiary after the Contract Owner's death,

... attributable to the Contract Owner being disabled, or

... made for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions.


REQUIRED MINIMUM DISTRIBUTIONS. Generally, Tax Qualified Contracts (excluding Roth IRAs) require minimum distributions upon reaching age 70 1/2. Failure to withdraw the required minimum distribution will result in a 50% tax penalty on the shortfall not withdrawn from the Contract. Not all income plans offered under the Contract satisfy the requirements for minimum distributions. Because these distributions are required under the Code and the method of calculation is complex, please see a competent tax advisor.


THE DEATH BENEFIT AND TAX QUALIFIED CONTRACTS. Pursuant to the Code and IRS regulations, an IRA (e.g., traditional IRA, Roth IRA, SEP IRA and SIMPLE IRA) may not invest in life insurance contracts. However, an IRA may provide a death benefit that equals the greater of the purchase payments or the Contract Value. The Contract offers a death benefit that in certain circumstances may exceed the greater of the purchase payments or the Contract Value. We believe that the Death Benefits offered by your Contract do not constitute life insurance under these regulations.

It is also possible that certain death benefits that offer enhanced earnings could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in current taxable income to a Contract Owner. In addition, there are limitations on the amount


                                 23  PROSPECTUS
of incidental death benefits that may be provided under qualified plans, such as in connection with a TSA or employer sponsored qualified retirement plan.

Charter reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.


PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM TAX QUALIFIED CONTRACTS. A 10% penalty tax applies to the taxable amount of any premature distribution from a Tax Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

... made on or after the date the Contract Owner attains age 59 1/2,

... made as a result of the Contract Owner's death or total disability,

... made in substantially equal periodic payments over the Contract Owner's life or life expectancy, or over the joint lives or joint life expectancies of the Contract Owner and the Beneficiary,

... made after separation from service after age 55 (does not apply to IRAs),

... made pursuant to an IRS levy,

... made for certain medical expenses,

... made to pay for health insurance premiums while unemployed (applies only for IRAs),

... made for qualified higher education expenses (applies only for IRAs), and

... made for a first time home purchase (up to a $10,000 lifetime limit and applies only for IRAs).

During the first 2 years of the individual's participation in a SIMPLE IRA, distributions that are otherwise subject to the premature distribution penalty, will be subject to a 25% penalty tax.

You should consult a competent tax advisor to determine how these exceptions may apply to your situation.


SUBSTANTIALLY EQUAL PERIODIC PAYMENTS ON TAX QUALIFIED CONTRACTS. With respect to Tax Qualified Contracts using substantially equal periodic payments as an exception to the penalty tax on premature distributions, any additional withdrawal or other material modification of the payment stream would violate the requirement that payments must be substantially equal. Failure to meet this requirement would mean that the income portion of each payment received prior to the later of 5 years or the taxpayer's attaining age 59 1/2 would be subject to a 10% penalty tax unless another exception to the penalty tax applied. The tax for the year of the modification is increased by the penalty tax that would have been imposed without the exception, plus interest for the years in which the exception was used. A material modification does not include permitted changes described in published IRS rulings. You should consult a competent tax advisor prior to creating or modifying a substantially equal periodic payment stream.


INCOME TAX WITHHOLDING ON TAX QUALIFIED CONTRACTS. Generally, Charter is required to withhold federal income tax at a rate of 10% from all non-annuitized distributions that are not considered "eligible rollover distributions." The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold the required 10% from the taxable amount. In certain states, if there is federal withholding, then state withholding is also mandatory. Charter is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Tax Qualified Contracts, including TSAs but excluding IRAs, with the exception of:

... required minimum distributions, or,

... a series of substantially equal periodic payments made over a period of at least 10 years, or,

... a series of substantially equal periodic payments made over the life (joint lives) of the participant (and beneficiary), or,

... hardship distributions.

For all annuitized distributions that are not subject to the 20% withholding requirement, Charter is required to withhold federal income tax using the wage withholding rates. The customer may elect out of withholding by completing and signing a withholding election form. If no election is made, we will automatically withhold using married with three exemptions as the default. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In certain states, if there is federal withholding, then state withholding is also mandatory.

Election out of withholding is valid only if the customer provides a U.S. residence address and taxpayer identification number.

Generally, Code Section 1441 provides that Charter as a withholding agent must withhold 30% of the taxable amounts paid to a non-resident alien. A non-resident alien is someone other than a U.S. citizen or resident alien or to certain other 'foreign persons'. Withholding may be reduced or eliminated if covered by an income tax treaty between the U.S. and the non-resident alien's country of residence if the payee provides a U.S. taxpayer identification number on a fully completed Form W-8BEN. A U.S. taxpayer identification number is a social security number or an individual taxpayer identification number ("ITIN"). ITINs are issued by the IRS to non-resident alien individuals who are not eligible to obtain a social security number. The U.S. does not have a tax treaty with all countries nor do all tax treaties provide an exclusion or lower withholding rate for annuities.


                                 24  PROSPECTUS

INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified retirement plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity.


ROTH INDIVIDUAL RETIREMENT ANNUITIES. Code Section 408A permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence.

Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The income portion of a conversion or rollover distribution is taxable currently, but is exempted from the 10% penalty tax on premature distributions.

ANNUITIES HELD BY INDIVIDUAL RETIREMENT ACCOUNTS (COMMONLY KNOWN AS CUSTODIAL

IRAS). Code Section 408 permits a custodian or trustee of an Individual Retirement Account to purchase an annuity as an investment of the Individual Retirement Account. If an annuity is purchased inside of an Individual Retirement Account, then the Annuitant must be the same person as the beneficial owner of the Individual Retirement Account.

Generally, the death benefit of an annuity held in an Individual Retirement Account must be paid upon the death of the Annuitant. However, in most states, the Contract permits the custodian or trustee of the Individual Retirement Account to continue the Contract in the accumulation phase, with the Annuitant's surviving spouse as the new Annuitant, if the following conditions are met:

1) The custodian or trustee of the Individual Retirement Account is the owner of the annuity and has the right to the death proceeds otherwise payable under the Contract;

2) The deceased Annuitant was the beneficial owner of the Individual Retirement Account;

3) We receive a complete request for settlement for the death of the Annuitant; and

4) The custodian or trustee of the Individual Retirement Account provides us with a signed certification of the following:

  (a) The Annuitant's surviving spouse is the sole beneficiary of the Individual Retirement Account;

  (b) The Annuitant's surviving spouse has elected to continue the Individual Retirement Account as his or her own Individual Retirement Account; and

  (c) The custodian or trustee of the Individual Retirement Account has continued the Individual Retirement Account pursuant to the surviving spouse's election.


SIMPLIFIED EMPLOYEE PENSION IRA. Code Section 408(k) allows eligible employers to establish simplified employee pension plans for their employees using individual retirement annuities. These employers may, within specified limits, make deductible contributions on behalf of the employees to the individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent tax advice.


SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE IRA). Code Section 408(p) allows eligible employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees using individual retirement annuities. In general, a SIMPLE IRA consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to purchase the Contract as a SIMPLE IRA should seek competent tax and legal advice.

TO DETERMINE IF YOU ARE ELIGIBLE TO CONTRIBUTE TO ANY OF THE ABOVE LISTED IRAS (TRADITIONAL, ROTH, SEP, OR SIMPLE), PLEASE REFER TO IRS PUBLICATION 590 AND YOUR COMPETENT TAX ADVISOR.


TAX SHELTERED ANNUITIES. Code Section 403(b) provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee:

... attains age 59 1/2,

... severs employment,

... dies,

... becomes disabled, or

... incurs a hardship (earnings on salary reduction contributions may not be distributed on account of hardship).

These limitations do not apply to withdrawals where Charter is directed to transfer some or all of the Contract Value to another 403(b) plan. Generally, we do not accept funds in 403(b) contracts that are subject to the Employee Retirement Income Security Act of 1974 (ERISA).


                                 25  PROSPECTUS

GENERAL PROVISIONS
--------------------------------------------------------------------------------


THE CONTRACT
The Contract, its endorsements, riders, and the Contract application constitute the entire contract between Charter and the owner. Only an officer of Charter is authorized to change or waive the terms of a Contract. Any change or waiver must be in writing and signed by an officer.


DELAY OF PAYMENT AND TRANSFERS
We will pay any amount due from the Variable Account for a full or partial surrender, the death benefit, or the death of the owner of a Nonqualified Contract, generally within seven days from the date we receive written notice. We may be permitted to defer such payment, and transfers, if:

... the NYSE is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

... an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or

... the SEC permits a delay for the protection of Owners.

We anticipate that payments and transfers from the General Accountwill occur within seven business days after receipt of written notice. Pursuant to state insurance law requirements, we reserve the right to defer payments to be made from the General Accountfor up to six months.

We may postpone any payment that is derived, all or in part, from any amount paid to us by check or draft until we determine that such instrument has been honored.


CONTRACT EXPIRATION
The Contract will expire and be of no effect when the account value is insufficient to cover deductions for the Mortality and Expense Risk Charge, the Contract Administration Charge, any Records Maintenance Charge, or transfer charges.


MISSTATEMENT OF AGE OR SEX
If the Annuitant's age or sex (and/or the Joint Annuitant's age or sex, if annuity income option 2 is selected) has been misstated on the application, then we will recalculate the annuity payments to reflect the calculations that would have been made had the Annuitant's (and/or Joint Annuitant's) age and sex been correctly stated.


NONPARTICIPATING CONTRACT
The Contract does not participate in our divisible surplus. The Contract does not pay dividends.


NOTICES AND INQUIRIES
Please send any written notice or request to:

Scudder Horizon Plan
Customer Service Center
P.O. Box 80469
Lincoln, NE 68501-0469

Overnight Mailing Address:


2940 S. 84th Street
Lincoln, NE 68506-4142

Any notice or request must be on the form and contain the information we require. This includes the Contract number and your full name and signature. Any notice that we send you will be sent to the address shown in the application unless we have on file a written notice of an address change. All inquiries should include your Contract number and full name. If you need additional information, you may call us at (800) 242-4402.


RECORDS AND REPORTS
At the end of each calendar quarter, Allstate, or its designee, on our behalf, will send you, at your last known address of record, statements listing the account value, additional payments, transfers, any charges, and any partial surrenders made during the year. You will also be sent the Fund's annual and semiannual reports.


SERVICES AGREEMENT
--------------------------------------------------------------------------------

On September 2, 1998, we entered into an administrative services agreement ("Services Agreement") with Allstate under which Allstate, or its designee, provides the administrative services in connection with the Contracts and the Variable Account on our behalf. Included among the services are premium payment processing, all transfer, withdrawal or surrender requests, preparation of records (including records of all purchases and redemption of the shares of each portfolio) and reports relating to the Variable Account and the Contracts. In addition, Allstate is responsible for payment of all expenses in connection with the Contract and Variable Account. Allstate's principal address is: 3100 Sanders Road, Northbrook, Illinois 60062.


DISTRIBUTION OF THE CONTRACT
--------------------------------------------------------------------------------

ALFS, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate Life Insurance Company. ALFS is a registered


                                 26  PROSPECTUS
broker dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), and is a member of the NASD, Inc. Charter does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Owners arising out of services rendered or Contracts issued.

ALFS has contracted with Scudder Distributors, Inc. ("Scudder") for Scudder's services in connection with the distribution of the contracts. Scudder is registered with SEC as a broker-dealer under the 1934 Act and is a member of NASD, Inc. Individuals directly involved in the sale of the contracts are registered representatives of Scudder and are licensed agents. The principal address of Scudder is 222 South Riverside Plaza, Chicago, Illinois 60606.


THE GENERAL ACCOUNT
--------------------------------------------------------------------------------

Amounts you allocate or transfer to the General Account become part of our General Account assets that support our annuity and insurance obligations. The General Account includes all of our assets, except those assets segregated in the Variable Account. According to the coinsurance agreement executed on September 2, 1998, between Charter and Allstate, the assets of the General Account attributable to the Contracts were transferred to Allstate. This agreement makes it Allstate's responsibility to invest the assets of the General Account, subject to applicable law.

Because of exemptive and exclusionary provisions in the Federal securities laws, we have not registered interests in the General Account under the Securities Act of 1933 (the "1933 Act"), and the General Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest therein is subject to the provisions of such statutes, and, as a result, the staff of the SEC has not reviewed the disclosures in this prospectus relating to the General Account. However, disclosures about the General Account may be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

We guarantee that we will credit interest to amounts you allocate to the General Account at an effective annual rate of at least 3.5% compounded monthly. We may declare higher interest rates from time to time at our discretion. We will credit the declared interest rate for a specific period of time called a Declaration Period. A Declaration Period will not be less than one year or more than 3 years. You may elect one or more Declaration Periods currently offered when you allocate or transfer funds to the General Account. At any one time, your money held in a Declaration Period may be earning different declared interest rates, if you allocated funds to that Declaration Period at different times.

We cannot accept allocations to the General Account that would increase your Contract's value in the General Account to over $500,000. We guarantee that the value held in the General Account will equal all amounts that you allocated or transferred to the General Account, plus any interest credited, less any amounts that you surrendered or transferred from the General Account, and less any applicable charges. Amounts you allocate to the General Account do not share in the investment experience of the General Account.

You may not allocate or transfer an amount from or within the General Account to the General Account before the end of that amount's Declaration Period. We will send notice to you 30 days before the expiration of a Declaration Period and ask you how to reallocate the amounts in the expiring Declaration Period. IF WE DO NOT RECEIVE YOUR INSTRUCTIONS BEFORE THE END OF THE DECLARATION PERIOD, THEN WE WILL TRANSFER YOUR VALUE IN THE EXPIRING DECLARATION PERIOD TO THE MONEY MARKET SUB-ACCOUNT.


VOTING RIGHTS
--------------------------------------------------------------------------------

We will vote the Fund's shares held in the Variable Account at regular and special shareholder meetings of the Fund in accordance with instructions we received from persons having voting interests in the Sub-Accounts. If we determine that the law permits us to vote the Fund's shares in our own right, then we may elect to do so.

We will separately calculate the number of votes that you have the right to instruct for each Sub-Account. We will determine the number of votes for each Sub-Account, that you have the right to instruct, by dividing your Contract's value in a Sub-Account by the net asset value per share of the corresponding portfolio in which the Sub-Account invests. We count fractional shares. The number of votes of a portfolio, that you have the right to instruct, will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited by written communications before that meeting in accordance with procedures established by the Fund.

We will vote the Fund's shares, for which we do not receive timely instructions, in proportion to the voting instructions which we receive for all of the variable


                                 27  PROSPECTUS
annuity contracts (including the Contracts) that we issue and are participating in that portfolio. We will also vote our shares that are not attributable to variable annuity contracts in the same proportion.

Separate accounts of other insurance companies, including insurance companies affiliated with us, may also invest premiums for variable life and variable annuity contracts in the Fund. It is to be expected that Fund shares held by those separate accounts will be voted according to the instructions of the owners of those variable life and variable annuity contracts. This will dilute the effect of the your voting instructions. We do not see any disadvantages to this dilution.

Each person having a voting interest in a Sub-Account will receive proxy material, reports, and other materials relating to the appropriate portfolio.


LEGAL MATTERS
--------------------------------------------------------------------------------

All matters of Illinois law pertaining to the Contracts, including the validity of the Contracts and Charter's right to issue such Contracts under Illinois insurance law, have been passed upon by Michael J. Velotta, General Counsel of Charter.


ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, and the 1940 Act with respect to the Contract offered hereby. This prospectus does not contain all of the information set forth in the full registration statement. For instance, this prospectus only summarizes the contents of the Contract and other legal instruments contained in the full registration statement. For a complete statement of the terms of those documents, please refer to the full registration statement as filed.


                                 28  PROSPECTUS

TABLE OF CONTENTS FOR STATEMENT OF
ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
STATE REGULATION OF CHARTER
--------------------------------------------------------------------------------
ADDITIONS, DELETIONS, OR SUBSTITUTIONS
OF INVESTMENTS
--------------------------------------------------------------------------------
SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
EXPERTS
--------------------------------------------------------------------------------
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                 29  PROSPECTUS

APPENDIX A - CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

The following condensed financial information is derived from the financial statements of the Variable Account. You should read the data along with the financial statements, related notes, and other financial information included in the Statement of Additional Information.

The following table sets forth information regarding the Sub-Accounts for a Contract for periods through December 31, 2004.



SCUDDER SVS I BOND - CLASS A SUB-ACCOUNT

                                        ACCUMULATION UNIT VALUE  ACCUMULATION UNIT VALUE   NUMBER OF ACCUMULATION
                 YEAR                    AT BEGINNING OF YEAR        AT END OF YEAR         UNITS AT END OF YEAR
-------------------------------------------------------------------------------------------------------------------
                 2004                           $33.314                  $34.860                   398,145
-------------------------------------------------------------------------------------------------------------------
                 2003                           $31.932                  $33.314                   476,224
-------------------------------------------------------------------------------------------------------------------
                 2002                           $29.870                  $31.932                   680,736
-------------------------------------------------------------------------------------------------------------------
                 2001                           $28.448                  $29.870                   719,067
-------------------------------------------------------------------------------------------------------------------
                 2000                           $25.911                  $28.448                   661,270
-------------------------------------------------------------------------------------------------------------------
                 1999                           $26.344                  $25.911                   779,612
-------------------------------------------------------------------------------------------------------------------
                 1998                           $24.894                  $26.344                 1,338,386
-------------------------------------------------------------------------------------------------------------------
                 1997                           $22.979                  $24.894                   951,724
-------------------------------------------------------------------------------------------------------------------
                 1996                           $22.508                  $22.979                   764,803
-------------------------------------------------------------------------------------------------------------------
                 1995                           $19.181                  $22.508                   896,538
-------------------------------------------------------------------------------------------------------------------
                 1994                           $20.287                  $19.181                   690,782
-------------------------------------------------------------------------------------------------------------------
                 1993                           $18.179                  $20.287                   755,914
-------------------------------------------------------------------------------------------------------------------
                 1992                                                    $18.179                   631,581
-------------------------------------------------------------------------------------------------------------------


SCUDDER SVS I CAPITAL GROWTH - CLASS A SUB-ACCOUNT/(2)/

                                                  ACCUMULATION UNIT VALUE  ACCUMULATION UNIT VALUE   NUMBER OF ACCUMULATION
                      YEAR                         AT BEGINNING OF YEAR        AT END OF YEAR         UNITS AT END OF YEAR
-----------------------------------------------------------------------------------------------------------------------------
                      2004                                $47.615                  $51.058                 1,502,969
-----------------------------------------------------------------------------------------------------------------------------
                      2003                                $37.790                  $47.615                 1,703,817
-----------------------------------------------------------------------------------------------------------------------------
                      2002                                $53.741                  $37.790                 1,896,199
-----------------------------------------------------------------------------------------------------------------------------
                      2001                                $67.112                  $53.741                 2,183,303
-----------------------------------------------------------------------------------------------------------------------------
                      2000                                $75.010                  $67.112                 2,451,081
-----------------------------------------------------------------------------------------------------------------------------
                      1999                                $55.857                  $75.010                 2,648,610
-----------------------------------------------------------------------------------------------------------------------------
                      1998                                $45.649                  $55.857                 3,421,630
-----------------------------------------------------------------------------------------------------------------------------
                      1997                                $33.863                  $45.649                 2,923,166
-----------------------------------------------------------------------------------------------------------------------------
                      1996                                $28.388                  $33.863                 2,729,711
-----------------------------------------------------------------------------------------------------------------------------
                      1995                                $22.222                  $28.388                 2,884,663
-----------------------------------------------------------------------------------------------------------------------------
                      1994                                $24.773                  $22.222                 2,863,112
-----------------------------------------------------------------------------------------------------------------------------
                      1993                                $20.638                  $24.773                 2,351,022
-----------------------------------------------------------------------------------------------------------------------------
                      1992                                                         $20.638                 1,798,119
-----------------------------------------------------------------------------------------------------------------------------



SCUDDER SVS I GLOBAL DISCOVERY - CLASS A SUB-ACCOUNT /1/

                                                        ACCUMULATION UNIT VALUE  ACCUMULATION UNIT VALUE   NUMBER OF ACCUMULATION
                         YEAR                            AT BEGINNING OF YEAR        AT END OF YEAR         UNITS AT END OF YEAR
-----------------------------------------------------------------------------------------------------------------------------------
                         2004                                   $23.141                  $28.343                   907,613
-----------------------------------------------------------------------------------------------------------------------------------
                         2003                                   $15.631                  $23.141                   887,486
-----------------------------------------------------------------------------------------------------------------------------------
                         2002                                   $19.648                  $15.631                   840,054
-----------------------------------------------------------------------------------------------------------------------------------
                         2001                                   $26.241                  $19.648                   951,779
-----------------------------------------------------------------------------------------------------------------------------------
                         2000                                   $27.900                  $26.241                 1,200,607
-----------------------------------------------------------------------------------------------------------------------------------
                         1999                                   $16.937                  $27.900                 1,143,919
-----------------------------------------------------------------------------------------------------------------------------------

                                 30  PROSPECTUS


                         1998                                   $14.648                  $16.937                 1,004,053
-----------------------------------------------------------------------------------------------------------------------------------
                         1997                                   $13.126                  $14.648                   986,445
-----------------------------------------------------------------------------------------------------------------------------------
                         1996                                                            $13.126                 1,025,244
-----------------------------------------------------------------------------------------------------------------------------------





SCUDDER SVS I GROWTH AND INCOME - CLASS A SUB-ACCOUNT /1/

                                                         ACCUMULATION UNIT VALUE  ACCUMULATION UNIT VALUE   NUMBER OF ACCUMULATION
                         YEAR                             AT BEGINNING OF YEAR        AT END OF YEAR         UNITS AT END OF YEAR
------------------------------------------------------------------------------------------------------------------------------------
                         2004                                    $24.684                  $27.001                 1,299,994
------------------------------------------------------------------------------------------------------------------------------------
                         2003                                    $19.613                  $24.684                 1,485,162
------------------------------------------------------------------------------------------------------------------------------------
                         2002                                    $25.693                  $19.613                 1,651,592
------------------------------------------------------------------------------------------------------------------------------------
                         2001                                    $29.171                  $25.693                 1,961,378
------------------------------------------------------------------------------------------------------------------------------------
                         2000                                    $30.005                  $29.171                 2,157,978
------------------------------------------------------------------------------------------------------------------------------------
                         1999                                    $28.485                  $30.005                 2,816,347
------------------------------------------------------------------------------------------------------------------------------------
                         1998                                    $26.835                  $28.485                 3,836,652
------------------------------------------------------------------------------------------------------------------------------------
                         1997                                    $20.713                  $26.835                 4,225,162
------------------------------------------------------------------------------------------------------------------------------------
                         1996                                    $17.075                  $20.713                 3,491,709
------------------------------------------------------------------------------------------------------------------------------------
                         1995                                    $13.053                  $17.075                 2,659,025
------------------------------------------------------------------------------------------------------------------------------------
                         1994                                                             $13.053                 1,311,518
------------------------------------------------------------------------------------------------------------------------------------


SCUDDER SVS I INTERNATIONAL - CLASS A SUB-ACCOUNT

                                                 ACCUMULATION UNIT VALUE  ACCUMULATION UNIT VALUE   NUMBER OF ACCUMULATION
                     YEAR                         AT BEGINNING OF YEAR        AT END OF YEAR         UNITS AT END OF YEAR
----------------------------------------------------------------------------------------------------------------------------
                     2004                                $33.257                  $38.483                   938,759
----------------------------------------------------------------------------------------------------------------------------
                     2003                                $26.216                  $33.257                 1,091,730
----------------------------------------------------------------------------------------------------------------------------
                     2002                                $32.340                  $26.216                 1,217,321
----------------------------------------------------------------------------------------------------------------------------
                     2001                                $47.104                  $32.340                 1,413,373
----------------------------------------------------------------------------------------------------------------------------
                     2000                                $60.583                  $47.104                 1,664,200
----------------------------------------------------------------------------------------------------------------------------
                     1999                                $39.486                  $60.583                 1,998,019
----------------------------------------------------------------------------------------------------------------------------
                     1998                                $33.560                  $39.486                 2,828,222
----------------------------------------------------------------------------------------------------------------------------
                     1997                                $30.987                  $33.560                 2,251,880
----------------------------------------------------------------------------------------------------------------------------
                     1996                                $27.188                  $30.987                 2,593,037
----------------------------------------------------------------------------------------------------------------------------
                     1995                                $24.641                  $27.188                 2,869,930
----------------------------------------------------------------------------------------------------------------------------
                     1994                                $25.027                  $24.641                 3,543,387
----------------------------------------------------------------------------------------------------------------------------
                     1993                                $18.287                  $25.027                 2,767,700
----------------------------------------------------------------------------------------------------------------------------
                     1992                                                         $18.287                   785,559
----------------------------------------------------------------------------------------------------------------------------


SCUDDER SVS I MONEY MARKET - CLASS A SUB-ACCOUNT

                                                ACCUMULATION UNIT VALUE  ACCUMULATION UNIT VALUE   NUMBER OF ACCUMULATION
                     YEAR                        AT BEGINNING OF YEAR        AT END OF YEAR         UNITS AT END OF YEAR
---------------------------------------------------------------------------------------------------------------------------
                     2004                               $22.615                  $22.659                 1,116,742
---------------------------------------------------------------------------------------------------------------------------
                     2003                               $22.590                  $22.615                 1,377,697
---------------------------------------------------------------------------------------------------------------------------
                     2002                               $22.414                  $22.590                 2,244,347
---------------------------------------------------------------------------------------------------------------------------
                     2001                               $11.070                  $22.414                 3,003,812
---------------------------------------------------------------------------------------------------------------------------
                     2000                               $13.536                  $11.070                   657,018
---------------------------------------------------------------------------------------------------------------------------
                     1999                               $19.749                  $13.536                   314,336
---------------------------------------------------------------------------------------------------------------------------
                     1998                               $18.890                  $19.749                 3,438,822
---------------------------------------------------------------------------------------------------------------------------
                     1997                               $11.070                  $18.890                 2,521,329
---------------------------------------------------------------------------------------------------------------------------
                     1996                               $13.536                  $11.070                   657,018
---------------------------------------------------------------------------------------------------------------------------
                     1995                               $16.507                  $13.536                   314,336
---------------------------------------------------------------------------------------------------------------------------
                     1994                               $16.030                  $16.507                 3,197,824
---------------------------------------------------------------------------------------------------------------------------
                     1993                               $11.070                  $16.030                 1,491,258
---------------------------------------------------------------------------------------------------------------------------



                                 31  PROSPECTUS

                     1992                                                        $11.070                   657,018
---------------------------------------------------------------------------------------------------------------------------





SCUDDER SVS II SMALL CAP GROWTH - CLASS A SUB-ACCOUNT /(3)/

                                                     ACCUMULATION UNIT VALUE  ACCUMULATION UNIT VALUE   NUMBER OF ACCUMULATION
                       YEAR                           AT BEGINNING OF YEAR        AT END OF YEAR         UNITS AT END OF YEAR
--------------------------------------------------------------------------------------------------------------------------------
                       2004                                    --                       --                        --
--------------------------------------------------------------------------------------------------------------------------------





SCUDDER SVS II TOTAL RETURN - CLASS A SUB-ACCOUNT /(4)/

                                                 ACCUMULATION UNIT VALUE  ACCUMULATION UNIT VALUE   NUMBER OF ACCUMULATION
                     YEAR                         AT BEGINNING OF YEAR        AT END OF YEAR         UNITS AT END OF YEAR
----------------------------------------------------------------------------------------------------------------------------
                     2004                                  --                       --                        --
----------------------------------------------------------------------------------------------------------------------------











/1/The Growth and Income Sub-Account commenced operations on May 1, 1994. The
   Global Discovery Sub-Account commenced operations on May 1, 1996.

(2) Effective April 29, 2005, the Scudder SVS II Growth Porfolio-Class A was reorganized into the Scudder SVS I Capital Growth Portfolio - Class A. Accordingly, on April 29, 2005, we combined the SVS II Growth Porfolio-Class A Variable Sub-Account into the Scudder SVS I Capital Growth - Class A Sub-Account.

(3) Effective April 29, 2005, the Scudder SVS I 21st Century Growth Porfolio - Class A was reorganized into the Scudder SVS II Small Cap Growth Portfolio - Class A. Accordingly, on April 29, 2005, we combined the SVS I 21st Century Growth Porfolio-Class A Variable Sub-Account into the Scudder SVS II Small Cap Growth - Class A Sub-Account

(4) Effective April 29, 2005, the Scudder SVS I Balanced Porfolio-Class A was reorganized into the Scudder SVS II Total Return Portfolio - Class A. Accordingly, on April 29, 2005, we combined the SVS I Balanced Porfolio-Class A Variable Sub-Account into the Scudder SVS II Total Return - Class A Sub-Account.








                                 32  PROSPECTUS

                     SCUDDER HORIZON PLAN VARIABLE ANNUITY
                                   Issued by

                        ALLSTATE LIFE INSURANCE COMPANY
          (former Depositor, Charter National Life Insurance Company)

      Allstate Life Insurance Company Variable Annuity Separate Account C
             (formerly, Charter National Variable Annuity Account)

                        Supplement Dated January 4, 2016
                                     to the
            Statement of Additional Information dated April 30, 2005

This Supplement amends and supplements certain information contained in the Statement of Additional Information ("SAI") for the Scudder Horizon Plan Variable Annuity. Please read this Supplement carefully and retain it for future reference. All terms that are not defined in this Supplement shall have the same meanings as the same terms used in the SAI.

** Effective on or about January 1, 2016, Charter National Life Insurance Company ("Charter National") merged with and into its affiliate, Allstate Life Insurance Company ("ALIC"). Before the merger ("Merger"), Charter National was the issuer of the Scudder Horizon Plan Variable Annuity contract ("Contract"). Upon consummation of the Merger, Charter National's corporate existence ceased by operation of law, and ALIC assumed legal ownership of all of the assets of Charter National, including the separate account that funds the Contract ("Variable Account") and the assets of the Variable Account. As a result of the Merger, ALIC became responsible for all liabilities and obligations of Charter National, including those created under the Contract. The Contract has thereby become a flexible premium deferred variable annuity contract funded by a separate account of ALIC. Accordingly, the "STATE REGULATION OF CHARTER" section of the Statement of Additional Information no longer applies, and all other references in the Statement of Additional Information to Charter National Life Insurance Company as issuer of the Contract and depositor of the Variable Account are amended to refer to Allstate Life Insurance Company.

In connection with the Merger, the Variable Account was renamed. All references in the Statement of Additional Information to the Variable Account as Charter National Variable Annuity Account should be replaced by references to Allstate Life Insurance Company Variable Annuity Separate Account C.

Charter had stopped issuing new Contracts by May 1, 2005. Following the Merger, ALIC will not be issuing new Contracts.

The  following  new  sections  update  the  Statement of Additional Information:

                                 CYBER SECURITY

Our variable product business is highly dependent upon the effective operation of our computer systems and those of our business partners. Consequently, our business is potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third party service providers may adversely affect us and the value of your accumulation units. For instance, cyber attacks may: interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds; affect our ability to calculate accumulation unit values; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your accumulation units to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your accumulation units that result from cyber-attacks or information security breaches in the future.

                                 LEGAL MATTERS

Angela K. Fontana, Vice President, General Counsel and Secretary of ALIC, has provided legal advice on certain matters in connection with the issuance of the Contract.

The  following  replaces  the  "EXPERTS"  section of the Statement of Additional
Information:

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Charter National Variable Annuity Account (renamed Allstate Life Insurance Company Variable Annuity Separate Account C in connection with the Merger) at December 31, 2014, and for the periods disclosed in the financial statements and the related financial statement schedules of Allstate Life Insurance Company as of December 31, 2014, and December 31, 2013, and for each of the three years ended December 31, 2014, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, 111 S. Wacker Drive, Chicago, Illinois 60606, an independent registered public accounting firm, as stated in their reports appearing herein. Such financial statements and financial statement schedules are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The following replaces the "FINANCIAL STATEMENTS" section of the Statement of Additional Information.

                              FINANCIAL STATEMENTS

The audited financial statements (U.S. GAAP basis) of Allstate Life Insurance Company and the audited financial statements (U.S. GAAP basis) of the Charter National Variable Annuity Account (renamed Allstate Life Insurance Company
Variable  Annuity  Separate  Account  C,  as  noted  above) are included herein.

The values of an Owner's interest in the Charter National Variable Annuity Account (renamed as noted above) will be affected solely by the investment results of the selected Subaccounts. Allstate Life Insurance Company financial statements, which are included in this Statement of Additional Information, should be considered as bearing only on Allstate Life Insurance Company's ability to meet its obligations under the Contract. They should not be considered as bearing on the investment performance of the assets held in the Charter National Variable Annuity Account (renamed as noted above).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of Allstate Life Insurance Company
Northbrook, Illinois 60062

We have audited the accompanying Consolidated Statements of Financial Position of Allstate Life Insurance Company and subsidiaries (the "Company"), an affiliate of The Allstate Corporation, as of December 31, 2014 and 2013, and the related Consolidated Statements of Operations and Comprehensive Income, Shareholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2014. Our audits also included the consolidated financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Allstate Life Insurance Company and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Chicago, Illinois
March 4, 2015

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

                                                                                              Year Ended December 31,
($ in millions)                                                                               ----------------------
                                                                                               2014    2013    2012
                                                                                              ------  ------  ------
Revenues
   Premiums (net of reinsurance ceded of $216, $367 and $402)                                 $  589  $  613  $  593
   Contract charges (net of reinsurance ceded of $176, $251 and $252)                            847   1,054   1,029
   Net investment income                                                                       2,081   2,485   2,597
   Realized capital gains and losses:
       Total other-than-temporary impairment ("OTTI") losses                                     (54)    (49)    (60)
       OTTI losses reclassified to (from) other comprehensive income                              (1)     (3)     (8)
                                                                                              ------  ------  ------
          Net OTTI losses recognized in earnings                                                 (55)    (52)    (68)
       Sales and other realized capital gains and losses                                         198     128      52
                                                                                              ------  ------  ------
          Total realized capital gains and losses                                                143      76     (16)
                                                                                              ------  ------  ------
                                                                                               3,660   4,228   4,203
                                                                                              ------  ------  ------
Costs and expenses
   Contract benefits (net of reinsurance ceded of $329, $331 and $644)                         1,452   1,606   1,521
   Interest credited to contractholder funds (net of reinsurance ceded of $27, $27 and $28)      891   1,251   1,289
   Amortization of deferred policy acquisition costs                                             162     240     324
   Operating costs and expenses                                                                  310     434     437
   Restructuring and related charges                                                               2       6      --
   Interest expense                                                                               16      23      45
                                                                                              ------  ------  ------
                                                                                               2,833   3,560   3,616
                                                                                              ------  ------  ------
(Loss) gain on disposition of operations                                                         (68)   (687)     18
                                                                                              ------  ------  ------
Income (loss) from operations before income tax expense                                          759     (19)    605

Income tax expense                                                                               233      19     179
                                                                                              ------  ------  ------
Net income (loss)                                                                                526     (38)    426
                                                                                              ------  ------  ------
Other comprehensive income (loss), after-tax
   Change in unrealized net capital gains and losses                                             455    (707)    821
   Change in unrealized foreign currency translation adjustments                                  (4)      2      --
                                                                                              ------  ------  ------
       Other comprehensive income (loss), after-tax                                              451    (705)    821
                                                                                              ------  ------  ------
Comprehensive income (loss)                                                                   $  977  $ (743) $1,247
                                                                                              ======  ======  ======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                                                                   December 31,
($ in millions, except par value data)                                                           ----------------
                                                                                                   2014     2013
                                                                                                 -------  -------
Assets
Investments
   Fixed income securities, at fair value (amortized cost $25,822 and $27,427)                   $28,117  $28,756
   Mortgage loans                                                                                  3,686    4,173
   Equity securities, at fair value (cost $927 and $565)                                             970      650
   Limited partnership interests                                                                   2,024    2,064
   Short-term, at fair value (amortized cost $857 and $590)                                          857      590
   Policy loans                                                                                      616      623
   Other                                                                                           1,196    1,088
                                                                                                 -------  -------
          Total investments                                                                       37,466   37,944
Cash                                                                                                 146       93
Deferred policy acquisition costs                                                                  1,271    1,331
Reinsurance recoverables                                                                           2,586    2,754
Accrued investment income                                                                            333      358
Other assets                                                                                         537      256
Separate Accounts                                                                                  4,396    5,039
Assets held for sale                                                                                  --   15,593
                                                                                                 -------  -------
          Total assets                                                                           $46,735  $63,368
                                                                                                 =======  =======
Liabilities
Contractholder funds                                                                             $21,816  $23,604
Reserve for life-contingent contract benefits                                                     11,566   11,589
Unearned premiums                                                                                      6        6
Payable to affiliates, net                                                                            96      100
Other liabilities and accrued expenses                                                               826      838
Deferred income taxes                                                                              1,407      941
Notes due to related parties                                                                         275      282
Separate Accounts                                                                                  4,396    5,039
Liabilities held for sale                                                                             --   14,899
                                                                                                 -------  -------
          Total liabilities                                                                       40,388   57,298
                                                                                                 -------  -------
Commitments and Contingent Liabilities (Notes 8 and 12)
Shareholder's Equity

Redeemable preferred stock - series A, $100 par value, 1,500,000 shares authorized, none issued       --       --

Redeemable preferred stock - series B, $100 par value, 1,500,000 shares authorized, none issued       --       --

Common stock, $227 par value, 23,800 shares authorized and outstanding                                 5        5
Additional capital paid-in                                                                         1,990    2,690
Retained income                                                                                    2,973    2,447
Accumulated other comprehensive income:
   Unrealized net capital gains and losses:
       Unrealized net capital gains and losses on fixed income securities with OTTI                   47       31
       Other unrealized net capital gains and losses                                               1,468      997
       Unrealized adjustment to DAC, DSI and insurance reserves                                     (133)    (101)
                                                                                                 -------  -------
          Total unrealized net capital gains and losses                                            1,382      927
       Unrealized foreign currency translation adjustments                                            (3)       1
                                                                                                 -------  -------
          Total accumulated other comprehensive income                                             1,379      928
                                                                                                 -------  -------
          Total shareholder's equity                                                               6,347    6,070
                                                                                                 -------  -------
          Total liabilities and shareholder's equity                                             $46,735  $63,368
                                                                                                 =======  =======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

                                                               Year Ended December 31,
($ in millions)                                                ----------------------
                                                                2014    2013    2012
                                                               ------  ------  ------
Common stock                                                   $    5  $    5  $    5
                                                               ------  ------  ------
Additional capital paid-in
Balance, beginning of year                                      2,690   3,190   3,190
Return of capital                                                (700)   (500)     --
                                                               ------  ------  ------
Balance, end of year                                            1,990   2,690   3,190
                                                               ------  ------  ------
Retained income
Balance, beginning of year                                      2,447   2,485   2,060
Net income (loss)                                                 526     (38)    426
Loss on reinsurance agreement with an affiliate                    --      --      (1)
                                                               ------  ------  ------
Balance, end of year                                            2,973   2,447   2,485
                                                               ------  ------  ------
Accumulated other comprehensive income
Balance, beginning of year                                        928   1,633     812
Change in unrealized net capital gains and losses                 455    (707)    821
Change in unrealized foreign currency translation adjustments      (4)      2      --
                                                               ------  ------  ------
Balance, end of year                                            1,379     928   1,633
                                                               ------  ------  ------
Total shareholder's equity                                     $6,347  $6,070  $7,313
                                                               ======  ======  ======

                See notes to consolidated financial statements.

                ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           Year Ended December 31,
($ in millions)                                                                           -------------------------
                                                                                            2014     2013     2012
                                                                                          -------  -------  -------
Cash flows from operating activities
Net income (loss)                                                                         $   526  $   (38) $   426
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Amortization and other non-cash items                                                      (86)     (73)     (25)
   Realized capital gains and losses                                                         (143)     (76)      16
   Loss (gain) on disposition of operations                                                    68      687      (18)
   Interest credited to contractholder funds                                                  891    1,251    1,289
   Changes in:
       Policy benefits and other insurance reserves                                          (553)    (634)    (656)
       Unearned premiums                                                                       (1)      (2)      (3)
       Deferred policy acquisition costs                                                       (1)     (14)      62
       Reinsurance recoverables, net                                                          (25)     (54)    (157)
       Income taxes                                                                           121       33      248
       Other operating assets and liabilities                                                (134)     (65)     (35)
                                                                                          -------  -------  -------
          Net cash provided by operating activities                                           663    1,015    1,147
                                                                                          -------  -------  -------
Cash flows from investing activities
Proceeds from sales
   Fixed income securities                                                                  3,353    4,046    6,674
   Equity securities                                                                        1,383      265       22
   Limited partnership interests                                                              521      387      201
   Mortgage loans                                                                              10       24       15
   Other investments                                                                           35       38      111
Investment collections
   Fixed income securities                                                                  1,909    4,168    3,077
   Mortgage loans                                                                           1,027      926    1,022
   Other investments                                                                           46       88       84
Investment purchases
   Fixed income securities                                                                 (3,232)  (4,348)  (7,458)
   Equity securities                                                                       (1,612)    (453)    (201)
   Limited partnership interests                                                             (711)    (597)    (507)
   Mortgage loans                                                                            (468)    (522)    (449)
   Other investments                                                                         (306)     (81)    (159)
Change in short-term investments, net                                                          79     (108)      16
Change in policy loans and other investments, net                                              60       76       56
Disposition of operations                                                                     345       --       13
                                                                                          -------  -------  -------
          Net cash provided by investing activities                                         2,439    3,909    2,517
                                                                                          -------  -------  -------
Cash flows from financing activities
Contractholder fund deposits                                                                1,065    2,062    2,061
Contractholder fund withdrawals                                                            (3,407)  (6,520)  (5,490)
Return of capital                                                                            (700)    (500)      --
Repayment of notes due to related parties                                                      (7)    (214)    (204)
                                                                                          -------  -------  -------
          Net cash used in financing activities                                            (3,049)  (5,172)  (3,633)
                                                                                          -------  -------  -------
Net increase (decrease) in cash                                                                53     (248)      31
Cash at beginning of year                                                                      93      341      310
                                                                                          -------  -------  -------
Cash at end of year                                                                       $   146  $    93  $   341
                                                                                          =======  =======  =======

                See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General

Basis of presentation

   The accompanying consolidated financial statements include the accounts of Allstate Life Insurance Company ("ALIC") and its wholly owned subsidiaries (collectively referred to as the "Company"). ALIC is wholly owned by Allstate Insurance Company ("AIC"), which is wholly owned by Allstate Insurance Holdings, LLC, a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany accounts and transactions have been eliminated.

   To conform to the current year presentation, certain amounts in the prior year notes to consolidated financial statements have been reclassified.

   The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Nature of operations

   The Company sells traditional, interest-sensitive and variable life insurance products. The Company distributes its products through Allstate exclusive agencies and exclusive financial specialists. The Company also sells voluntary accident and health insurance through workplace enrolling independent agents in New York. The Company previously offered and continues to have in force fixed annuities such as deferred and immediate annuities, and institutional products consisting of funding agreements sold to unaffiliated trusts that use them to back medium-term notes. The following table summarizes premiums and contract charges by product.

                                                       2014   2013   2012
     ($ in millions)                                  ------ ------ ------
     Premiums
     Traditional life insurance                       $  492 $  471 $  449
     Immediate annuities with life contingencies           4     37     45
     Accident and health insurance                        93    105     99
                                                      ------ ------ ------
        Total premiums                                   589    613    593

     Contract charges
     Interest-sensitive life insurance                   828  1,036  1,011
     Fixed annuities                                      19     18     18
                                                      ------ ------ ------
        Total contract charges                           847  1,054  1,029
                                                      ------ ------ ------
            Total premiums and contract charges       $1,436 $1,667 $1,622
                                                      ====== ====== ======

   The Company, through several subsidiaries, is authorized to sell life insurance and retirement products in all 50 states, the District of Columbia and Puerto Rico. For 2014, the top geographic locations for statutory premiums and annuity considerations were California, Texas, New York, Florida and Illinois. No other jurisdiction accounted for more than 5% of statutory premiums and annuity considerations.

   The Company has exposure to market risk as a result of its investment portfolio. Market risk is the risk that the Company will incur realized and unrealized net capital losses due to adverse changes in interest rates, credit spreads, equity prices or currency exchange rates. The Company's primary market risk exposures are to changes in interest rates, credit spreads and equity prices. Interest rate risk is the risk that the Company will incur a loss due to adverse changes in interest rates relative to the interest rate characteristics of its interest bearing assets and liabilities. This risk arises from many of the Company's primary activities, as it invests substantial funds in interest-sensitive assets and issues interest-sensitive liabilities. Interest rate risk includes risks related to changes in U.S. Treasury yields and other key risk-free reference yields. Credit spread risk is the risk that the Company will incur a loss due to adverse changes in credit spreads. This risk arises from many of the Company's primary activities, as the Company invests substantial funds in spread-sensitive fixed income assets. Equity price risk is the risk that the Company will incur losses due to adverse changes in the general levels of the equity markets.

   The Company monitors economic and regulatory developments that have the potential to impact its business. Federal and state laws and regulations affect the taxation of insurance companies and life insurance products. Congress and various state legislatures from time to time consider legislation that would reduce or eliminate the favorable policyholder tax treatment currently applicable to life insurance. Congress and various state legislatures also consider proposals to reduce the taxation of certain products or investments that may compete with life insurance. Legislation that increases the taxation on insurance products or reduces the taxation on competing products could lessen the advantage or create a disadvantage for certain of the Company's products making them less competitive. Such proposals, if adopted, could have an adverse effect on the Company's financial position or ability to sell such products and could result in the surrender of some existing contracts and policies. In addition, changes in the federal estate tax laws could negatively affect the demand for the types of life insurance used in estate planning.

2. Summary of Significant Accounting Policies

Investments

   Fixed income securities include bonds, asset-backed securities ("ABS"), residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and redeemable preferred stocks. Fixed income securities, which may be sold prior to their contractual maturity, are designated as available for sale and are carried at fair value. The difference between amortized cost and fair value, net of deferred income taxes and related deferred policy acquisition costs ("DAC"), deferred sales inducement costs ("DSI") and reserves for life-contingent contract benefits, is reflected as a component of accumulated other comprehensive income. Cash received from calls and make-whole payments is reflected as a component of proceeds from sales and cash received from maturities and pay-downs is reflected as a component of investment collections within the Consolidated Statements of Cash Flows.

   Mortgage loans are carried at unpaid principal balances, net of unamortized premium or discount and valuation allowances. Valuation allowances are established for impaired loans when it is probable that contractual principal and interest will not be collected.

   Equity securities primarily include common stocks, exchange traded and mutual funds, non-redeemable preferred stocks and real estate investment trust equity investments. Equity securities are designated as available for sale and are carried at fair value. The difference between cost and fair value, net of deferred income taxes, is reflected as a component of accumulated other comprehensive income.

   Investments in limited partnership interests, including interests in private equity/debt funds, real estate funds and other funds, where the Company's interest is so minor that it exercises virtually no influence over operating and financial policies are accounted for in accordance with the cost method of accounting; all other investments in limited partnership interests are accounted for in accordance with the equity method of accounting ("EMA").

   Short-term investments, including money market funds, commercial paper and other short-term investments, are carried at fair value. Policy loans are carried at unpaid principal balances. Other investments primarily consist of bank loans, agent loans, notes due from related party and derivatives. Bank loans are primarily senior secured corporate loans and are carried at amortized cost. Agent loans are loans issued to exclusive Allstate agents and are carried at unpaid principal balances, net of valuation allowances and unamortized deferred fees or costs. Notes due from related party are carried at outstanding principal balances. Derivatives are carried at fair value.

   Investment income primarily consists of interest, dividends, income from certain derivative transactions and income from limited partnership interests. Interest is recognized on an accrual basis using the effective yield method and dividends are recorded at the ex-dividend date. Interest income for ABS, RMBS and CMBS is determined considering estimated pay-downs, including prepayments, obtained from third party data sources and internal estimates. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. For ABS, RMBS and CMBS of high credit quality with fixed interest rates, the effective yield is recalculated on a retrospective basis. For all others, the effective yield is recalculated on a prospective basis. Accrual of income is suspended for other-than-temporarily impaired fixed income securities when the timing and amount of cash flows expected to be received is not reasonably estimable. Accrual of income is suspended for mortgage loans, bank loans and agent loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on investments on nonaccrual status are generally recorded as a reduction of carrying value. Income from cost method limited partnership interests is recognized upon receipt of amounts distributed by the partnerships. Income from EMA limited partnership interests is recognized based on the Company's share of the partnerships' net income, including unrealized gains and losses, and is recognized on a delay due to the availability of the related financial statements. Income recognition on private equity/debt funds and real estate funds is generally on a three month delay and income recognition on other funds is generally on a one month delay.

   Realized capital gains and losses include gains and losses on investment sales, write-downs in value due to other-than-temporary declines in fair value, adjustments to valuation allowances on mortgage loans and agent loans and periodic changes in fair value and settlements of certain derivatives including hedge ineffectiveness. Realized capital gains and losses on investment sales are determined on a specific identification basis.

Derivative and embedded derivative financial instruments

   Derivative financial instruments include interest rate swaps, credit default swaps, futures (interest rate and equity), options (including swaptions), interest rate caps, warrants, foreign currency swaps, foreign currency forwards and certain investment risk transfer reinsurance agreements. Derivatives required to be separated from the host instrument and accounted for as derivative financial instruments ("subject to bifurcation") are embedded in certain fixed income securities, equity-indexed life and annuity contracts, reinsured variable annuity contracts and certain funding agreements.

   All derivatives are accounted for on a fair value basis and reported as other investments, other assets, other liabilities and accrued expenses or contractholder funds. Embedded derivative instruments subject to bifurcation are also accounted for on a fair value basis and are reported together with the host contract. The change in fair value of derivatives embedded in certain fixed income securities and subject to bifurcation is reported in realized capital gains and losses. The change in fair value of derivatives embedded in life and annuity product contracts and subject to bifurcation is reported in contract benefits or interest credited to contractholder funds. Cash flows from embedded derivatives subject to bifurcation and derivatives receiving hedge accounting are reported consistently with the host contracts and hedged risks, respectively, within the Consolidated Statements of Cash Flows. Cash flows from other derivatives are reported in cash flows from investing activities within the Consolidated Statements of Cash Flows.

   When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The hedged item may be either all or a specific portion of a recognized asset, liability or an unrecognized firm commitment attributable to a particular risk for fair value hedges. At the inception of the hedge, the Company formally documents the hedging relationship and risk management objective and strategy. The documentation identifies the hedging instrument, the hedged item, the nature of the risk being hedged and the methodology used to assess the effectiveness of the hedging instrument in offsetting the exposure to changes in the hedged item's fair value attributable to the hedged risk. For a cash flow hedge, this documentation includes the exposure to changes in the variability in cash flows attributable to the hedged risk. The Company does not exclude any component of the change in fair value of the hedging instrument from the effectiveness assessment. At each reporting date, the Company confirms that the hedging instrument continues to be highly effective in offsetting the hedged risk. Ineffectiveness in fair value hedges and cash flow hedges, if any, is reported in realized capital gains and losses.

   Fair value hedges The change in fair value of hedging instruments used in fair value hedges of investment assets or a portion thereof is reported in net investment income, together with the change in fair value of the hedged items. The change in fair value of hedging instruments used in fair value hedges of contractholder funds liabilities or a portion thereof is reported in interest credited to contractholder funds, together with the change in fair value of the hedged items. Accrued periodic settlements on swaps are reported together with the changes in fair value of the swaps in net investment income or interest credited to contractholder funds. The amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability is adjusted for the change in fair value of the hedged risk.

   Cash flow hedges For hedging instruments used in cash flow hedges, the changes in fair value of the derivatives representing the effective portion of the hedge are reported in accumulated other comprehensive income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged or forecasted transaction affects income. Accrued periodic settlements on derivatives used in cash flow hedges are reported in net investment income. The amount reported in accumulated other comprehensive income for a hedged transaction is limited to the lesser of the cumulative gain or loss on the derivative less the amount reclassified to income, or the cumulative gain or loss on the derivative needed to offset the cumulative change in the expected future cash flows on the hedged transaction from inception of the hedge less the derivative gain or loss previously reclassified from accumulated other comprehensive income to income. If the Company expects at any time that the loss reported in accumulated other comprehensive income would lead to a net loss on the combination of the hedging instrument and the hedged transaction which may not be recoverable, a loss is recognized immediately in realized capital gains and losses. If an impairment loss is recognized on an asset or an additional obligation is incurred on a liability involved in a hedge transaction, any offsetting gain in accumulated other comprehensive income is reclassified and reported together with the impairment loss or recognition of the obligation.

   Termination of hedge accounting If, subsequent to entering into a hedge transaction, the derivative becomes ineffective (including if the hedged item is sold or otherwise extinguished, the occurrence of a hedged forecasted transaction is no longer probable or the hedged asset becomes other-than-temporarily impaired), the Company may terminate the derivative position. The Company may also terminate derivative instruments or redesignate them as non-hedge as a result of other events or circumstances. If the derivative instrument is not terminated when a fair value hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a fair value hedge is no longer effective, is redesignated as non-hedge or when the derivative has been terminated, the fair value gain or loss on the hedged asset, liability or portion thereof which has already been recognized in income while the hedge was in place and used to adjust the amortized cost for fixed income securities, the carrying value for mortgage loans or the carrying value of the hedged liability, is amortized over the remaining life of the hedged asset, liability or portion thereof, and reflected in net investment income or interest credited to contractholder funds beginning in the period that hedge accounting is no longer applied. If the hedged item in a fair value hedge is an asset that has become other-than-temporarily impaired, the adjustment made to the amortized cost for fixed income securities or the carrying value for mortgage loans is subject to the accounting policies applied to other-than-temporarily impaired assets.

   When a derivative instrument used in a cash flow hedge of an existing asset or liability is no longer effective or is terminated, the gain or loss recognized on the derivative is reclassified from accumulated other comprehensive income to income as the hedged risk impacts income. If the derivative instrument is not terminated when a cash flow hedge is no longer effective, the future gains and losses recognized on the derivative are reported in realized capital gains and losses. When a derivative instrument used in a cash flow hedge of a forecasted transaction is terminated because it is probable the forecasted transaction will not occur, the gain or loss recognized on the derivative is immediately reclassified from accumulated other comprehensive income to realized capital gains and losses in the period that hedge accounting is no longer applied.

   Non-hedge derivative financial instruments For derivatives for which hedge accounting is not applied, the income statement effects, including fair value gains and losses and accrued periodic settlements, are reported either in realized capital gains and losses or in a single line item together with the results of the associated asset or liability for which risks are being managed.

Securities loaned

   The Company's business activities include securities lending transactions, which are used primarily to generate net investment income. The proceeds received in conjunction with securities lending transactions are reinvested in short-term investments. These transactions are short-term in nature, usually 30 days or less.

   The Company receives cash collateral for securities loaned in an amount generally equal to 102% of the fair value of securities and records the related obligations to return the collateral in other liabilities and accrued expenses. The carrying value of these obligations approximates fair value because of their relatively short-term nature. The Company monitors the market value of securities loaned on a daily basis and obtains additional collateral as necessary under the terms of the agreements to mitigate counterparty credit risk. The Company maintains the right and ability to repossess the securities loaned on short notice.

Recognition of premium revenues and contract charges, and related benefits and interest credited

   Traditional life insurance products consist principally of products with fixed and guaranteed premiums and benefits, primarily term and whole life insurance products. Voluntary accident and health insurance products are expected to remain in force for an extended period. Premiums from these products are recognized as revenue when due from policyholders. Benefits are reflected in contract benefits and recognized in relation to premiums, so that profits are recognized over the life of the policy.

   Immediate annuities with life contingencies, including certain structured settlement annuities, provide insurance protection over a period that extends beyond the period during which premiums are collected. Premiums from these products are recognized as revenue when received at the inception of the contract. Benefits and expenses are recognized in relation to premiums. Profits from these policies come from investment income, which is recognized over the life of the contract.

   Interest-sensitive life contracts, such as universal life and single premium life, are insurance contracts whose terms are not fixed and guaranteed. The terms that may be changed include premiums paid by the contractholder, interest credited to the contractholder account balance and contract charges assessed against the contractholder account balance. Premiums from these contracts are reported as contractholder fund deposits. Contract charges consist of fees assessed against the contractholder account balance for the cost of insurance (mortality risk), contract administration and surrender of the contract prior to contractually specified dates. These contract charges are recognized as revenue when assessed against the contractholder account balance. Contract benefits include life-contingent benefit payments in excess of the contractholder account balance.

   Contracts that do not subject the Company to significant risk arising from mortality or morbidity are referred to as investment contracts. Fixed annuities, including market value adjusted annuities, equity-indexed annuities and immediate annuities without life contingencies, and funding agreements (primarily backing medium-term notes) are considered investment contracts. Consideration received for such contracts is reported as contractholder fund deposits. Contract charges for investment contracts consist of fees assessed against the contractholder account balance for maintenance, administration and surrender of the contract prior to contractually specified dates, and are recognized when assessed against the contractholder account balance.

   Interest credited to contractholder funds represents interest accrued or paid on interest-sensitive life and investment contracts. Crediting rates for certain fixed annuities and interest-sensitive life contracts are adjusted periodically by the Company to reflect current market conditions subject to contractually guaranteed minimum rates. Crediting rates for indexed life and annuities and indexed funding agreements are generally based on a specified interest rate index or an equity index, such as the Standard & Poor's ("S&P") 500 Index. Interest credited also includes amortization of DSI expenses. DSI is amortized into interest credited using the same method used to amortize DAC.

   Contract charges for variable life and variable annuity products consist of fees assessed against the contractholder account balances for contract maintenance, administration, mortality, expense and surrender of the contract prior to contractually specified dates. Contract benefits incurred for variable annuity products include guaranteed minimum death, income, withdrawal and accumulation benefits. Substantially all of the Company's variable annuity business is ceded through reinsurance agreements and the contract charges and contract benefits related thereto are reported net of reinsurance ceded.

Deferred policy acquisition and sales inducement costs

   Costs that are related directly to the successful acquisition of new or renewal life insurance and investment contracts are deferred and recorded as DAC. These costs are principally agents' and brokers' remuneration and certain underwriting expenses. DSI costs, which are deferred and recorded as other assets, relate to sales inducements offered on sales to new customers, principally on fixed annuity and interest-sensitive life contracts. These sales inducements are primarily in the form of additional credits to the customer's account balance or enhancements to interest credited for a specified period which are in excess of the rates currently being credited to similar contracts without sales inducements. All other acquisition costs are expensed as incurred and included in operating costs and expenses. Amortization of DAC is included in amortization of deferred policy acquisition costs and is described in more detail below. DSI is amortized into income using the same methodology and assumptions as DAC and is included in interest credited to contractholder funds.

   For traditional life insurance, DAC is amortized over the premium paying period of the related policies in proportion to the estimated revenues on such business. Assumptions used in the amortization of DAC and reserve calculations are established at the time the policy is issued and are generally not revised during the life of the policy. Any deviations from projected business in force resulting from actual policy terminations differing from expected levels and any estimated premium deficiencies may result in a change to the rate of amortization in the period such events occur. Generally, the amortization periods for these policies approximates the estimated lives of the policies. The Company periodically reviews the recoverability of DAC for these policies on an aggregate basis using actual experience. The Company aggregates all traditional life insurance products and immediate annuities with life contingencies in the analysis. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required.

   For interest-sensitive life, fixed annuities and other investment contracts, DAC and DSI are amortized in proportion to the incidence of the total present value of gross profits, which includes both actual historical gross profits ("AGP") and estimated future gross profits ("EGP") expected to be earned over the estimated lives of the contracts. The amortization is net of interest on the prior period DAC balance using rates established at the inception of the contracts. Actual amortization periods generally range from 15-30 years; however, incorporating estimates of the rate of customer surrenders, partial withdrawals and deaths generally results in the majority of the DAC being amortized during the surrender charge period, which is typically 10-20 years for interest-sensitive life and 5-10 years for fixed annuities. The cumulative DAC and DSI amortization is reestimated and adjusted by a cumulative charge or credit to income when there is a difference between the incidence of actual versus expected gross profits in a reporting period or when there is a change in total EGP. When DAC or DSI amortization or a component of gross profits for a quarterly period is potentially negative (which would result in an increase of the DAC or DSI balance) as a result of negative AGP, the specific facts and circumstances surrounding the potential negative amortization are considered to determine whether it is appropriate for recognition in the consolidated financial statements. Negative amortization is only recorded when the increased DAC or DSI balance is determined to be recoverable based on facts and circumstances. Recapitalization of DAC and DSI is limited to the originally deferred costs plus interest.

   AGP and EGP primarily consist of the following components: contract charges for the cost of insurance less mortality costs and other benefits; investment income and realized capital gains and losses less interest credited; and surrender and other contract charges less maintenance expenses. The principal assumptions for determining the amount of EGP are persistency, mortality, expenses, investment returns, including capital gains and losses on assets supporting contract liabilities, interest crediting rates to contractholders, and the effects of any hedges. For products whose supporting investments are exposed to capital losses in excess of the Company's expectations which may cause periodic AGP to become temporarily negative, EGP and AGP utilized in DAC and DSI amortization may be modified to exclude the excess capital losses.

   The Company performs quarterly reviews of DAC and DSI recoverability for interest-sensitive life, fixed annuities and other investment contracts in the aggregate using current assumptions. If a change in the amount of EGP is significant, it could result in the unamortized DAC or DSI not being recoverable, resulting in a charge which is included as a component of amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

   The DAC and DSI balances presented include adjustments to reflect the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized capital gains or losses in the respective product investment portfolios were actually realized. The adjustments are recorded net of tax in accumulated other comprehensive income. DAC, DSI and deferred income taxes determined on unrealized capital gains and losses and reported in accumulated other comprehensive income recognize the impact on shareholder's equity consistently with the amounts that would be recognized in the income statement on realized capital gains and losses.

   Customers of the Company may exchange one insurance policy or investment contract for another offered by the Company, or make modifications to an existing investment or life contract issued by the Company. These transactions are identified as internal replacements for accounting purposes. Internal replacement transactions determined to result in replacement contracts that are substantially unchanged from the replaced contracts are accounted for as continuations of the replaced contracts. Unamortized DAC and DSI related to the replaced contracts continue to be deferred and amortized in connection with the replacement contracts. For interest-sensitive life and investment contracts, the EGP of the replacement contracts are treated as a revision to the EGP of the replaced contracts in the determination of amortization of DAC and DSI. For traditional life insurance policies, any changes to unamortized DAC that result from replacement contracts are treated as prospective revisions. Any costs associated with the issuance of replacement contracts are characterized as maintenance costs and expensed as incurred. Internal replacement transactions determined to result in a substantial change to the replaced contracts are accounted for as an extinguishment of the replaced contracts, and any unamortized DAC and DSI related to the replaced contracts are eliminated with a corresponding charge to amortization of deferred policy acquisition costs or interest credited to contractholder funds, respectively.

   The costs assigned to the right to receive future cash flows from certain business purchased from other insurers are also classified as DAC in the Consolidated Statements of Financial Position. The costs capitalized represent the present value of future profits expected to be earned over the lives of the contracts acquired. These costs are amortized as profits emerge over the lives of the acquired business and are periodically evaluated for recoverability. The present value of future profits was $7 million and $8 million as of December 31, 2014 and 2013, respectively. Amortization expense of the present value of future profits was $1 million, $2 million and $3 million in 2014, 2013 and 2012, respectively.

Reinsurance

   In the normal course of business, the Company seeks to limit aggregate and single exposure to losses on large risks by purchasing reinsurance. The Company has also used reinsurance to effect the acquisition or disposition of certain blocks of business. The amounts reported as reinsurance recoverables include amounts billed to reinsurers on losses paid as well as estimates of amounts expected to be recovered from reinsurers on insurance liabilities and contractholder funds that have not yet been paid. Reinsurance recoverables on unpaid losses are estimated based upon assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Insurance liabilities are reported gross of reinsurance recoverables. Reinsurance premiums are generally reflected in income in a manner consistent with the recognition of premiums on the reinsured contracts. Reinsurance does not extinguish the Company's primary liability under the policies written. Therefore, the Company regularly evaluates the financial condition of its reinsurers and establishes allowances for uncollectible reinsurance as appropriate.

Goodwill

   Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The goodwill balance was $5 million as of both December 31, 2014 and 2013. Goodwill is not amortized but is tested for impairment at least annually. The Company performs its annual goodwill impairment testing during the fourth quarter of each year based upon data as of the close of the third quarter. The Company also reviews goodwill for impairment whenever events or changes in circumstances, such as deteriorating or adverse market conditions, indicate that it is more likely than not that the carrying amount of goodwill may exceed its implied fair value. Goodwill impairment evaluations indicated no impairment as of December 31, 2014 or 2013.

Income taxes

   The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates. The principal assets and liabilities giving rise to such differences are unrealized capital gains and losses, DAC, insurance reserves and differences in tax bases of invested assets. A deferred tax asset valuation allowance is established when there is uncertainty that such assets will be realized.

Reserve for life-contingent contract benefits

   The reserve for life-contingent contract benefits payable under insurance policies, including traditional life insurance, life-contingent immediate annuities and voluntary accident and health insurance products, is computed on the basis of long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions, which for traditional life insurance are applied using the net level premium method, include provisions for adverse deviation and generally vary by characteristics such as type of coverage, year of issue and policy duration. The assumptions are established at the time the policy is issued and are generally not changed during the life of the policy. The Company periodically reviews the adequacy of reserves for these policies on an aggregate basis using actual experience. If actual experience is significantly adverse compared to the original assumptions and a premium deficiency is determined to exist, any remaining unamortized DAC balance would be expensed to the extent not recoverable and the establishment of a premium deficiency reserve may be required. To the extent that unrealized gains on fixed income securities would result in a premium deficiency if those gains were realized, the related increase in reserves for certain immediate annuities with life contingencies is recorded net of tax as a reduction of unrealized net capital gains included in accumulated other comprehensive income.

Contractholder funds

   Contractholder funds represent interest-bearing liabilities arising from the sale of products such as interest-sensitive life insurance, fixed annuities and funding agreements. Contractholder funds primarily comprise cumulative deposits received and interest credited to the contractholder less cumulative contract benefits, surrenders, withdrawals, maturities and contract charges for mortality or administrative expenses. Contractholder funds also include reserves for secondary guarantees on interest-sensitive life insurance and certain fixed annuity contracts and reserves for certain guarantees on reinsured variable annuity contracts.

Held for sale classification

   Business is classified as held for sale when management has approved or received approval to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current fair value and certain other specified criteria are met. A business classified as held for sale is recorded at the lower of its carrying amount or estimated fair value less cost to sell. If the carrying amount of the business exceeds its estimated fair value less cost to sell, a loss is recognized. Assets and liabilities related to a business classified as held for sale are segregated in the Consolidated Statement of Position in the period in which the business is classified as held for sale.

Separate accounts

   Separate accounts assets are carried at fair value. The assets of the separate accounts are legally segregated and available only to settle separate account contract obligations. Separate accounts liabilities represent the contractholders' claims to the related assets and are carried at an amount equal to the separate accounts assets. Investment income and realized capital gains and losses of the separate accounts accrue directly to the contractholders and therefore are not included in the Company's Consolidated Statements of Operations and Comprehensive Income. Deposits to and surrenders and withdrawals from the separate accounts are reflected in separate accounts liabilities and are not included in consolidated cash flows.

   Absent any contract provision wherein the Company provides a guarantee, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. Substantially all of the Company's variable annuity business was reinsured beginning in 2006.

Off-balance sheet financial instruments

   Commitments to invest, commitments to purchase private placement securities, commitments to extend loans, financial guarantees and credit guarantees have off-balance sheet risk because their contractual amounts are not recorded in the Company's Consolidated Statements of Financial Position (see Note 8 and
Note 12).

Pending accounting standard

Accounting for Investments in Qualified Affordable Housing Projects

   In January 2014, the Financial Accounting Standards Board ("FASB") issued guidance which allows entities that invest in certain qualified affordable housing projects through limited liability entities the option to account for these investments using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the entity amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received and recognizes the net investment performance in the income statement as a component of income tax expense or benefit. The guidance is effective for reporting periods beginning after December 15, 2014 and is to be applied retrospectively. The impact of adoption is not expected to be material to the Company's results of operations and financial position.

3. Disposition

   On April 1, 2014, the Company sold Lincoln Benefit Life Company ("LBL"), LBL's life insurance business generated through independent master brokerage agencies, and all of LBL's deferred fixed annuity and long-term care insurance business to Resolution Life Holdings, Inc. The gross sale price was $797 million, representing $596 million of cash and the retention of tax benefits. The loss on disposition increased by $79 million, pre-tax, ($38 million, after-tax) in 2014. Immediately prior to the sale closing, LBL recaptured the business being sold that was previously ceded to ALIC. The applicable prior reinsurance agreements placed by LBL were novated and replicated by ALIC.

   In conjunction with the sale, the Company was required to establish a trust relating to the business that LBL continues to cede to ALIC. This trust is required to have assets greater than or equal to the statutory reserves ceded by LBL to ALIC, measured on a monthly basis. As of December 31, 2014, the trust holds $5.28 billion of investments, which are reported in the Consolidated Statement of Financial Position.

   The following table summarizes the assets and liabilities classified as held for sale as of December 31, 2013.

      ($ in millions)
      Assets
      Investments
         Fixed income securities                                 $10,167
         Mortgage loans                                            1,367
         Short-term investments                                      160
         Policy loans                                                198
         Other investments                                            91
                                                                 -------
             Total investments                                    11,983
      Cash                                                            --
      Deferred policy acquisition costs                              743
      Reinsurance recoverables, net                                1,660
      Accrued investment income                                      109
      Other assets                                                    79
      Separate Accounts                                            1,701
                                                                 -------
                Assets held for sale                              16,275
                Less: Loss accrual                                  (682)
                                                                 -------
                    Total assets held for sale                   $15,593
                                                                 =======
      Liabilities
      Reserve for life-contingent contract benefits              $ 1,894
      Contractholder funds                                        10,945
      Unearned premiums                                               12
      Deferred income taxes                                          151
      Other liabilities and accrued expenses                         196
      Separate Accounts                                            1,701
                                                                 -------
                    Total liabilities held for sale              $14,899
                                                                 =======

   Included in shareholder's equity is $85 million of accumulated other comprehensive income related to assets held for sale as of December 31, 2013.

4. Supplemental Cash Flow Information

   Non-cash modifications of certain mortgage loans, fixed income securities, limited partnership interests and other investments, as well as mergers completed with equity securities, totaled $102 million, $306 million and $231 million in 2014, 2013 and 2012, respectively.

   Liabilities for collateral received in conjunction with the Company's securities lending program were $508 million, $322 million and $543 million as of December 31, 2014, 2013 and 2012, respectively, and are reported in other liabilities and accrued expenses. Obligations to return cash collateral for over-the-counter ("OTC") and cleared derivatives were $2 million, $6 million and $18 million as of December 31, 2014, 2013 and 2012, respectively, and are reported in other liabilities and accrued expenses or other investments.

   The accompanying cash flows are included in cash flows from operating activities in the Consolidated Statements of Cash Flows along with the activities resulting from management of the proceeds, which for the years ended December 31 are as follows:

                                                      2014   2013   2012
      ($ in millions)                                -----  -----  -----
      Net change in proceeds managed
      Net change in short-term investments           $(182) $ 235  $(298)
                                                     -----  -----  -----
         Operating cash flow (used) provided          (182)   235   (298)
      Net change in cash                                --     (2)    --
                                                     -----  -----  -----
         Net change in proceeds managed              $(182) $ 233  $(298)

      Net change in liabilities
      Liabilities for collateral, beginning of year  $(328) $(561) $(263)
      Liabilities for collateral, end of year         (510)  (328)  (561)
                                                     -----  -----  -----
         Operating cash flow provided (used)         $ 182  $(233) $ 298
                                                     =====  =====  =====

5. Related Party Transactions

Business operations

   The Company uses services performed by its affiliates, AIC and Allstate Investments LLC, and business facilities owned or leased and operated by AIC in conducting its business activities. In addition, the Company shares the services of employees with AIC. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. Operating expenses, including compensation, retirement and other benefit programs (see Note 16), allocated to the Company were $339 million, $456 million and $451 million in 2014, 2013 and 2012, respectively. A portion of these expenses relate to the acquisition of business, which are deferred and amortized into income as described in Note 2.

Structured settlement annuities

   The Company issued $7 million and $35 million of structured settlement annuities, a type of immediate annuity, in 2013 and 2012, respectively, at prices determined using interest rates in effect at the time of purchase, to fund structured settlements in matters involving AIC. Of these amounts, $4 million and $3 million related to structured settlement annuities with life contingencies and were included in premium revenue for 2013 and 2012, respectively. Effective March 22, 2013, the Company no longer offers structured settlement annuities.

   In most cases, these annuities were issued under a "qualified assignment" whereby Allstate Assignment Corporation ("AAC") and prior to July 1, 2001 Allstate Settlement Corporation ("ASC"), both wholly owned subsidiaries of ALIC, purchased annuities from ALIC and assumed AIC's obligation to make future payments.

   AIC issued surety bonds to guarantee the payment of structured settlement benefits assumed by ASC (from both AIC and non-related parties) and funded by certain annuity contracts issued by the Company through June 30, 2001. ASC entered into a General Indemnity Agreement pursuant to which it indemnified AIC for any liabilities associated with the surety bonds and gave AIC certain collateral security rights with respect to the annuities and certain other rights in the event of any defaults covered by the surety bonds. ALIC guaranteed the payment of structured settlement benefits on all contracts issued on or after July 1, 2001. Reserves recorded by the Company for annuities that are guaranteed by the surety bonds of AIC were $4.68 billion and $4.72 billion as of December 31, 2014 and 2013, respectively.

Broker-Dealer agreement

   The Company receives distribution services from Allstate Financial Services, LLC, an affiliated broker-dealer company, for certain annuity and variable life insurance contracts sold by Allstate exclusive agencies. For these services, the Company incurred commission and other distribution expenses of $4 million, $13 million and $11 million in 2014, 2013 and 2012, respectively.

Reinsurance

   The Company has coinsurance reinsurance agreements with its unconsolidated affiliate American Heritage Life Insurance Company ("AHL") whereby the Company assumes certain interest-sensitive life insurance, fixed annuity contracts and accident and health insurance policies. The amounts assumed are disclosed in
Note 10.

   In September 2012, Lincoln Benefit Life Company, a consolidated subsidiary of ALIC prior to April 1, 2014, entered into a coinsurance reinsurance agreement with Lincoln Benefit Reinsurance Company ("LB Re"), an unconsolidated affiliate of the Company, to cede certain interest-sensitive life insurance policies to LB Re. In connection with the agreement, the Company recorded reinsurance recoverables of $2 million and paid $3 million in cash. The $1 million loss on the transaction was recorded as a decrease to retained income since the transaction was between affiliates under common control.

   ALIC enters into certain intercompany reinsurance transactions with its wholly owned subsidiaries. ALIC enters into these transactions in order to maintain underwriting control and spread risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All significant intercompany transactions have been eliminated in consolidation.

Income taxes

   The Company is a party to a federal income tax allocation agreement with the Corporation (see Note 13).

Notes due to related parties

   Notes due to related parties outstanding as of December 31 consisted of the following:

                                                           2014 2013
           ($ in millions)                                 ---- ----
           6.35% Note, due 2018, to AIC                    $ -- $  7
           6.74% Surplus Note, due 2029, to Kennett /(1)/    25   25
           5.06% Surplus Note, due 2035, to Kennett /(1)/   100  100
           6.18% Surplus Note, due 2036, to Kennett /(1)/   100  100
           5.93% Surplus Note, due 2038, to Kennett /(1)/    50   50
                                                           ---- ----
              Total notes due to related parties           $275 $282
                                                           ==== ====

--------
/(1)/No payment of principal or interest is permitted on the surplus notes without the written approval from the proper regulatory authority. The regulatory authority could prohibit the payment of interest and principal on the surplus notes if certain statutory capital requirements are not met. Permission to pay interest on the surplus notes was granted in both 2014 and 2013.

   On August 1, 2005, ALIC entered into an agreement with Kennett Capital Inc. ("Kennett"), an unconsolidated affiliate of ALIC, whereby ALIC sold to Kennett a $100 million 5.06% surplus note due July 1, 2035 issued by ALIC Reinsurance Company ("ALIC Re"), a wholly owned subsidiary of ALIC. As payment, Kennett issued a full recourse 4.86% note due July 1, 2035 to ALIC for the same amount. As security for the performance of Kennett's obligations under the agreement and note, Kennett granted ALIC a pledge of and security interest in Kennett's right, title and interest in the surplus notes and their proceeds. Under the terms of the agreement, ALIC may sell and Kennett may choose to buy additional surplus notes, if and when additional surplus notes are issued.

   On June 30, 2006, ALIC sold Kennett a $100 million redeemable surplus note issued by ALIC Re. The surplus note is due June 1, 2036 with an initial rate of 6.18% that will reset every 10 years to the then current ten year Constant Maturity Treasury yield ("CMT"), plus 1.14%. As payment, Kennett issued a full recourse note due June 1, 2036 to ALIC for the same amount with an initial interest rate of 5.98% that will reset every ten years to the then current ten year CMT, plus 0.94%.

   On June 30, 2008, ALIC sold Kennett a $50 million redeemable surplus note issued by ALIC Re. The surplus note is due June 1, 2038 with an initial rate of 5.93% that will reset every ten years to the then current ten year CMT, plus 2.09%. As payment, Kennett issued a full recourse note due June 1, 2038 to ALIC for the same amount with an initial interest rate of 5.73% that will reset every ten years to the then current ten year CMT, plus 1.89%.

   On December 18, 2009, ALIC sold Kennett a $25 million redeemable surplus note issued by ALIC Re. The surplus note is due December 1, 2029 with an initial rate of 6.74% that will reset every ten years to the then current ten year CMT, plus

3.25%. As payment, Kennett issued a full recourse note due December 1, 2029 to ALIC for the same amount with an initial interest rate of 5.19% that will reset every ten years to the then current ten year CMT, plus 1.70%.

   The notes due from Kennett are classified as other investments. In each of 2014, 2013 and 2012, the Company recorded net investment income on these notes of $15 million. In each of 2014, 2013 and 2012, the Company incurred $16 million of interest expense related to the surplus notes due to Kennett.

   On November 17, 2008, the Company issued a $400 million 7.00% surplus note due November 17, 2028 to AIC in exchange for cash. In both 2013 and 2012, the Company repaid $200 million of principal on this surplus note. In 2013 and 2012, the Company incurred interest expense on this surplus note of $7 million and $27 million, respectively.

   In March 2011, in accordance with an asset purchase agreement between Road Bay Investments, LLC ("RBI"), a consolidated subsidiary of ALIC, and AIC, RBI purchased from AIC real estate with a fair value of $10 million on the date of sale and issued a 5.75% note due March 24, 2018 to AIC for the same amount. In 2013, RBI repaid the entire principal of this note. In April 2011, RBI purchased from AIC mortgage loans with a fair value of $4 million on the date of sale and issued a 5.75% note due April 19, 2018 to AIC for the same amount. In 2013, RBI repaid the entire principal of this note. In August 2011, RBI purchased from AIC fixed income securities with a fair value of $7 million on the date of sale and issued a 6.35% note due August 23, 2018 to AIC for the same amount. In 2014, RBI repaid the entire principal of this note. Since the transactions were between affiliates under common control, the purchased investments were recorded by RBI at AIC's carrying value on the date of sale. The investments that were purchased were impaired; therefore, the carrying value on the date of sale equaled fair value. In 2014, 2013 and 2012, the Company incurred interest expense on these notes of $84 thousand, $1 million and $1 million respectively.

Liquidity and intercompany loan agreements

   The Company, AIC and the Corporation are party to the Amended and Restated Intercompany Liquidity Agreement ("Liquidity Agreement") which allows for short-term advances of funds to be made between parties for liquidity and other general corporate purposes. The Liquidity Agreement does not establish a commitment to advance funds on the part of any party. The Company and AIC each serve as a lender and borrower and the Corporation serves only as a lender. The maximum amount of advances each party may make or receive is limited to $1 billion. Netting or offsetting of advances made and received is not permitted. Advances between the parties are required to have specified due dates less than or equal to 364 days from the date of the advance and be payable upon demand by written request from the lender at least 10 business days prior to the demand date. The borrower may make prepayments of the outstanding principal balance of an advance without penalty. Advances will bear interest equal to or greater than the rate applicable to 30-day commercial paper issued by the Corporation on the date the advance is made with an adjustment on the first day of each month thereafter. The Company had no amounts outstanding under the Liquidity Agreement as of December 31, 2014 or 2013.

   In addition to the Liquidity Agreement, the Company has an intercompany loan agreement with the Corporation. The amount of intercompany loans available to the Company is at the discretion of the Corporation. The maximum amount of loans the Corporation will have outstanding to all its eligible subsidiaries at any given point in time is limited to $1 billion. The Corporation may use commercial paper borrowings, bank lines of credit and securities lending to fund intercompany borrowings. The Company had no amounts outstanding under the intercompany loan agreement as of December 31, 2014 or 2013.

   RBI, a consolidated subsidiary of ALIC, has a Revolving Loan Credit Agreement ("Credit Agreement") with AHL, according to which AHL agreed to extend revolving credit loans to RBI. As security for its obligations under the Credit Agreement, RBI entered into a Pledge and Security Agreement with AHL, according to which RBI agreed to grant a pledge of and security interest in RBI's right, title, and interest in certain assets of RBI. The Company had no amounts outstanding under the Credit Agreement as of December 31, 2014 or 2013.

Capital support agreement

   The Company has a Capital Support Agreement with AIC. Under the terms of this agreement, AIC agrees to provide capital to maintain the amount of statutory capital and surplus necessary to maintain a company action level risk-based capital ("RBC") ratio of at least 150%. AIC's obligation to provide capital to the Company under the agreement is limited to an aggregate amount of $1 billion. In exchange for providing this capital, the Company will pay AIC an annual commitment fee of 1% of the amount of the Capital and Surplus maximum that remains available on January 1 of such year. The Company or AIC have the right to terminate this agreement when: 1) the Company qualifies for a financial strength rating from S&P's, Moody's or A.M. Best, without giving weight to the existence of this agreement, that is the same or better than its rating with such support; 2) the Company's RBC ratio is at least 300%; or 3) AIC no longer directly or indirectly owns at least 50% of the voting stock of the Company. As of December 31, 2014 and 2013, no capital had been provided by AIC under this agreement.

Return of capital

   The Company approved and paid a return of capital of $700 million and $500 million to AIC in 2014 and 2013, respectively, which were recorded as a reduction of additional capital paid-in on the Consolidated Statements of Financial Position.

6. Investments

Fair values

   The amortized cost, gross unrealized gains and losses and fair value for fixed income securities are as follows:

                                                  Gross unrealized
                                        Amortized ---------------
                                          cost    Gains    Losses  Fair value
     ($ in millions)                    ---------  ------  ------  ----------
     December 31, 2014
     U.S. government and agencies        $   668  $  102   $  --    $   770
     Municipal                             3,156     520     (14)     3,662
     Corporate                            19,465   1,670    (150)    20,985
     Foreign government                      654      81      --        735
     ABS                                     773      13     (21)       765
     RMBS                                    554      55      (4)       605
     CMBS                                    538      43      (2)       579
     Redeemable preferred stock               14       2      --         16
                                         -------   ------  -----    -------
        Total fixed income securities    $25,822  $2,486   $(191)   $28,117
                                         =======   ======  =====    =======
     December 31, 2013
     U.S. government and agencies        $   678  $   90   $  (2)   $   766
     Municipal                             3,135     231     (62)     3,304
     Corporate                            20,397   1,214    (295)    21,316
     Foreign government                      715      83      (6)       792
     ABS                                   1,011      30     (34)     1,007
     RMBS                                    752      50     (12)       790
     CMBS                                    724      47      (7)       764
     Redeemable preferred stock               15       2      --         17
                                         -------   ------  -----    -------
        Total fixed income securities    $27,427  $1,747   $(418)   $28,756
                                         =======   ======  =====    =======

Scheduled maturities

   The scheduled maturities for fixed income securities are as follows as of December 31, 2014:

                                                   Amortized  Fair
                                                     cost     value
           ($ in millions)                         --------- -------
           Due in one year or less                  $ 1,338  $ 1,359
           Due after one year through five years      5,196    5,614
           Due after five years through ten years     9,950   10,475
           Due after ten years                        7,473    8,720
                                                    -------  -------
                                                     23,957   26,168
           ABS, RMBS and CMBS                         1,865    1,949
                                                    -------  -------
              Total                                 $25,822  $28,117
                                                    =======  =======

   Actual maturities may differ from those scheduled as a result of calls and make-whole payments by the issuers. ABS, RMBS and CMBS are shown separately because of the potential for prepayment of principal prior to contractual maturity dates.

Net investment income

   Net investment income for the years ended December 31 is as follows:

                                                 2014    2013    2012
         ($ in millions)                        ------  ------  ------
         Fixed income securities                $1,522  $1,947  $2,084
         Mortgage loans                            242     345     345
         Equity securities                          20      12       9
         Limited partnership interests             267     175     159
         Short-term investments                      2       2       2
         Policy loans                               39      49      51
         Other                                      59      63      61
                                                ------  ------  ------
            Investment income, before expense    2,151   2,593   2,711
            Investment expense                     (70)   (108)   (114)
                                                ------  ------  ------
                Net investment income           $2,081  $2,485  $2,597
                                                ======  ======  ======

Realized capital gains and losses

   Realized capital gains and losses by asset type for the years ended December 31 are as follows:

                                                   2014  2013 2012
            ($ in millions)                        ----  ---- ----
            Fixed income securities                $ (4) $ 3  $(62)
            Mortgage loans                            2   20     8
            Equity securities                       134   45    --
            Limited partnership interests            (4)  (6)   --
            Derivatives                              12   14    34
            Other                                     3   --     4
                                                   ----  ---  ----
               Realized capital gains and losses   $143  $76  $(16)
                                                   ====  ===  ====

   Realized capital gains and losses by transaction type for the years ended December 31 are as follows:

                                                                       2014  2013  2012
($ in millions)                                                        ----  ----  ----
Impairment write-downs                                                 $(11) $(33) $(51)
Change in intent write-downs                                            (44)  (19)  (17)
                                                                       ----  ----  ----
   Net other-than-temporary impairment losses recognized in earnings    (55)  (52)  (68)
Sales                                                                   184   114    17
Valuation and settlements of derivative instruments                      14    14    35
                                                                       ----  ----  ----
       Realized capital gains and losses                               $143  $ 76  $(16)
                                                                       ====  ====  ====

   Gross gains of $223 million, $145 million and $232 million and gross losses of $51 million, $46 million and $224 million were realized on sales of fixed income and equity securities during 2014, 2013 and 2012, respectively.

   Other-than-temporary impairment losses by asset type for the years ended December 31 are as follows:

                                                    2014                 2013                 2012
($ in millions)                             -------------------  -------------------  -------------------
                                                  Included             Included             Included
                                            Gross  in OCI   Net  Gross  in OCI   Net  Gross  in OCI   Net
                                            ----- -------- ----  ----- -------- ----  ----- -------- ----
Fixed income securities:
   Municipal                                $ (1)   $--    $ (1) $ (8)   $--    $ (8) $ --    $--    $ --
   Corporate                                  (4)    --      (4)   --     --      --   (16)    (2)    (18)
   ABS                                        (5)    --      (5)   --     (2)     (2)   --     --      --
   RMBS                                        2     (1)      1    (2)     2      --   (23)    (9)    (32)
   CMBS                                       (1)    --      (1)  (32)    (3)    (35)  (22)     3     (19)
                                            ----    ---    ----  ----    ---    ----  ----    ---    ----
       Total fixed income securities          (9)    (1)    (10)  (42)    (3)    (45)  (61)    (8)    (69)
Mortgage loans                                 5     --       5    11     --      11     5     --       5
Equity securities                            (32)    --     (32)   (6)    --      (6)   (1)    --      (1)
Limited partnership interests                (18)    --     (18)   (9)    --      (9)   (3)    --      (3)
Other                                         --     --      --    (3)    --      (3)   --     --      --
                                            ----    ---    ----  ----    ---    ----  ----    ---    ----
   Other-than-temporary impairment losses   $(54)   $(1)   $(55) $(49)   $(3)   $(52) $(60)   $(8)   $(68)
                                            ====    ===    ====  ====    ===    ====  ====    ===    ====

   The total amount of other-than-temporary impairment losses included in accumulated other comprehensive income at the time of impairment for fixed income securities, which were not included in earnings, are presented in the following table. The amount excludes $138 million and $164 million as of December 31, 2014 and 2013, respectively, of net unrealized gains related to changes in valuation of the fixed income securities subsequent to the impairment measurement date.

                                    December 31, December 31,
                                        2014         2013
                   ($ in millions)  ------------ ------------
                     Municipal          $ (5)       $  (5)
                     ABS                  (1)         (10)
                     RMBS                (55)         (90)
                     CMBS                 (5)         (12)
                                        ----        -----
                       Total            $(66)       $(117)
                                        ====        =====

   Rollforwards of the cumulative credit losses recognized in earnings for fixed income securities held as of December 31 are as follows:

                                                                                       2014   2013   2012
($ in millions)                                                                       -----  -----  -----
Beginning balance                                                                     $(299) $(345) $(581)
Additional credit loss for securities previously other-than-temporarily impaired         (6)   (13)   (33)
Additional credit loss for securities not previously other-than-temporarily impaired     (9)   (19)   (20)
Reduction in credit loss for securities disposed or collected                            44     75    288
Reduction in credit loss for securities the Company has made the decision to sell or
  more likely than not will be required to sell                                          --      2     --
Change in credit loss due to accretion of increase in cash flows                          2      1      1
Reduction in credit loss for securities sold in LBL disposition                          59     --     --
                                                                                      -----  -----  -----
Ending balance /(1)/                                                                  $(209) $(299) $(345)
                                                                                      =====  =====  =====

--------
/(1)/The December 31, 2013 ending balance includes $60 million of cumulative credit losses recognized in earnings for fixed income securities that are classified as held for sale.

   The Company uses its best estimate of future cash flows expected to be collected from the fixed income security, discounted at the security's original or current effective rate, as appropriate, to calculate a recovery value and determine whether a credit loss exists. The determination of cash flow estimates is inherently subjective and methodologies may vary depending on facts and circumstances specific to the security. All reasonably available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable assumptions and forecasts, are considered when developing the estimate of cash flows expected to be collected. That information generally includes, but is not limited to, the remaining payment terms of the security, prepayment speeds, foreign exchange rates, the financial condition and future earnings potential of the issue or issuer, expected defaults, expected recoveries, the value of underlying collateral, vintage, geographic concentration, available reserves or escrows, current subordination levels, third party guarantees and other credit enhancements. Other information, such as industry analyst reports and forecasts, sector credit ratings, financial condition of the bond insurer for insured fixed income securities, and other market data relevant to the realizability of contractual cash flows, may also be considered. The estimated fair value of collateral will be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of collateral for ultimate settlement. If the estimated recovery value is less than the amortized cost of the security, a credit loss exists and an other-than-temporary impairment for the difference between the estimated recovery value and amortized cost is recorded in earnings. The portion of the unrealized loss related to factors other than credit remains classified in accumulated other comprehensive income. If the Company determines that the fixed income security does not have sufficient cash flow or other information to estimate a recovery value for the security, the Company may conclude that the entire decline in fair value is deemed to be credit related and the loss is recorded in earnings.

Unrealized net capital gains and losses

   Unrealized net capital gains and losses included in accumulated other comprehensive income are as follows:

                                                                   Gross unrealized
                                                                   ---------------  Unrealized net
                                                        Fair value Gains    Losses  gains (losses)
($ in millions)                                         ----------  ------  ------  --------------
December 31, 2014
Fixed income securities                                  $28,117   $2,486   $(191)      $2,295
Equity securities                                            970       57     (14)          43
Short-term investments                                       857       --      --           --
Derivative instruments /(1)/                                   2        3      (1)           2
EMA limited partnerships /(2)/                                                              (2)
                                                                                        ------
   Unrealized net capital gains and losses, pre-tax                                      2,338
Amounts recognized for:
   Insurance reserves /(3)/                                                                (28)
   DAC and DSI /(4)/                                                                      (176)
                                                                                        ------
       Amounts recognized                                                                 (204)
Deferred income taxes                                                                     (752)
                                                                                        ------
   Unrealized net capital gains and losses, after-tax                                   $1,382
                                                                                        ======

--------
/(1)/Included in the fair value of derivative instruments are $3 million classified as assets and $1 million classified as liabilities. /(2)/Unrealized net capital gains and losses for limited partnership interests represent the Company's share of EMA limited partnerships' other comprehensive income. Fair value and gross unrealized gains and losses are not applicable.
/(3)/The insurance reserves adjustment represents the amount by which the reserve balance would increase if the net unrealized gains in the applicable product portfolios were realized and reinvested at current lower interest rates, resulting in a premium deficiency. Although the Company evaluates premium deficiencies on the combined performance of life insurance and immediate annuities with life contingencies, the adjustment primarily relates to structured settlement annuities with life contingencies, in addition to annuity buy-outs and certain payout annuities with life contingencies.
/(4)/The DAC and DSI adjustment balance represents the amount by which the amortization of DAC and DSI would increase or decrease if the unrealized gains or losses in the respective product portfolios were realized.

                                                                   Gross unrealized
                                                                   ---------------  Unrealized net
                                                        Fair value Gains    Losses  gains (losses)
($ in millions)                                         ----------  ------  ------  --------------
December 31, 2013
Fixed income securities                                  $28,756   $1,747   $(418)      $1,329
Equity securities                                            650       90      (5)          85
Short-term investments                                       590       --      --           --
Derivative instruments /(1)/                                 (13)       1     (14)         (13)
EMA limited partnerships                                                                    (2)
Investments classified as held for sale                                                    190
                                                                                        ------
   Unrealized net capital gains and losses, pre-tax                                      1,589
Amounts recognized for:
   Insurance reserves                                                                       --
   DAC and DSI                                                                            (156)
                                                                                        ------
       Amounts recognized                                                                 (156)
Deferred income taxes                                                                     (506)
                                                                                        ------
   Unrealized net capital gains and losses, after-tax                                   $  927
                                                                                        ======

--------
/(1)/Included in the fair value of derivative instruments are $1 million classified as assets and $14 million classified as liabilities.

Change in unrealized net capital gains and losses

   The change in unrealized net capital gains and losses for the years ended December 31 is as follows:

                                                                            2014    2013    2012
($ in millions)                                                            -----  -------  ------
Fixed income securities                                                    $ 966  $(2,353) $1,735
Equity securities                                                            (42)      50      (1)
Derivative instruments                                                        15        4      (5)
EMA limited partnerships                                                      --       (3)     --
Investments classified as held for sale                                     (190)     190      --
                                                                           -----  -------  ------
   Total                                                                     749   (2,112)  1,729
Amounts recognized for:
   Insurance reserves                                                        (28)     771    (177)
   DAC and DSI                                                               (20)     252    (288)
                                                                           -----  -------  ------
       Amounts recognized                                                    (48)   1,023    (465)
Deferred income taxes                                                       (246)     382    (443)
                                                                           -----  -------  ------
Increase (decrease) in unrealized net capital gains and losses, after-tax  $ 455  $  (707) $  821
                                                                           =====  =======  ======

Portfolio monitoring

   The Company has a comprehensive portfolio monitoring process to identify and evaluate each fixed income and equity security whose carrying value may be other-than-temporarily impaired.

   For each fixed income security in an unrealized loss position, the Company assesses whether management with the appropriate authority has made the decision to sell or whether it is more likely than not the Company will be required to sell the security before recovery of the amortized cost basis for reasons such as liquidity, contractual or regulatory purposes. If a security meets either of these criteria, the security's decline in fair value is considered other than temporary and is recorded in earnings.

   If the Company has not made the decision to sell the fixed income security and it is not more likely than not the Company will be required to sell the fixed income security before recovery of its amortized cost basis, the Company evaluates whether it expects to receive cash flows sufficient to recover the entire amortized cost basis of the security. The Company calculates the estimated recovery value by discounting the best estimate of future cash flows at the security's original or current effective rate, as appropriate, and compares this to the amortized cost of the security. If the Company does not expect to receive cash flows sufficient to recover the entire amortized cost basis of the fixed income security, the credit loss component of the impairment is recorded in earnings, with the remaining amount of the unrealized loss related to other factors recognized in other comprehensive income.

   For equity securities, the Company considers various factors, including whether it has the intent and ability to hold the equity security for a period of time sufficient to recover its cost basis. Where the Company lacks the intent and ability to hold to recovery, or believes the recovery period is extended, the equity security's decline in fair value is considered other than temporary and is recorded in earnings.

   For fixed income and equity securities managed by third parties, either the Company has contractually retained its decision making authority as it pertains to selling securities that are in an unrealized loss position or it recognizes any unrealized loss at the end of the period through a charge to earnings.

   The Company's portfolio monitoring process includes a quarterly review of all securities to identify instances where the fair value of a security compared to its amortized cost (for fixed income securities) or cost (for equity securities) is below established thresholds. The process also includes the monitoring of other impairment indicators such as ratings, ratings downgrades and payment defaults. The securities identified, in addition to other securities for which the Company may have a concern, are evaluated for potential other-than-temporary impairment using all reasonably available information relevant to the collectability or recovery of the security. Inherent in the Company's evaluation of other-than-temporary impairment for these fixed income and equity securities are assumptions and estimates about the financial condition and future earnings potential of the issue or issuer. Some of the factors that may be considered in evaluating whether a decline in fair value is other than temporary are: 1) the financial condition, near-term and long-term prospects of the issue or issuer, including relevant industry specific market conditions and trends, geographic location and implications of rating agency actions and offering prices; 2) the specific reasons that a security is in an unrealized loss position, including overall market conditions which could affect liquidity; and 3) the length of time and extent to which the fair value has been less than amortized cost or cost.

   The following table summarizes the gross unrealized losses and fair value of fixed income and equity securities by the length of time that individual securities have been in a continuous unrealized loss position.

                                                       Less than 12 months          12 months or more
                                                   --------------------------  --------------------------    Total
                                                    Number   Fair   Unrealized  Number   Fair   Unrealized unrealized
                                                   of issues value    losses   of issues value    losses     losses
($ in millions)                                    --------- ------ ---------- --------- ------ ---------- ----------
December 31, 2014
Fixed income securities
U.S. government and agencies                            1    $    1   $  --        --    $   --   $  --      $  --
Municipal                                              17        90      (1)       10        47     (13)       (14)
Corporate                                             281     1,780     (69)       91       875     (81)      (150)
Foreign government                                     --        --      --         1        15      --         --
ABS                                                    19       168      (2)       23       217     (19)       (21)
RMBS                                                   19         3      --        45        73      (4)        (4)
CMBS                                                    8        33      --         3        32      (2)        (2)
Redeemable preferred stock                             --        --      --        --        --      --         --
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      345     2,075     (72)      173     1,259    (119)      (191)
Equity securities                                     294       327     (13)        1         6      (1)       (14)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income and equity securities           639    $2,402   $ (85)      174    $1,265   $(120)     $(205)
                                                      ===    ======   =====       ===    ======   =====      =====
Investment grade fixed income securities              167    $1,275   $ (28)      127    $  989   $ (79)     $(107)
Below investment grade fixed income securities        178       800     (44)       46       270     (40)       (84)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      345    $2,075   $ (72)      173    $1,259   $(119)     $(191)
                                                      ===    ======   =====       ===    ======   =====      =====
December 31, 2013
Fixed income securities
U.S. government and agencies                            4    $   76   $  (2)       --    $   --   $  --      $  (2)
Municipal                                              63       347     (24)       21        99     (38)       (62)
Corporate                                             530     5,191    (224)       48       467     (71)      (295)
Foreign government                                      7        76      (4)        1        13      (2)        (6)
ABS                                                    17       162      (1)       42       400     (33)       (34)
RMBS                                                   35        42      (2)       47       129     (10)       (12)
CMBS                                                    5        14      --         6        52      (7)        (7)
Redeemable preferred stock                             --        --      --        --        --      --         --
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      661     5,908    (257)      165     1,160    (161)      (418)
Equity securities                                      25        80      (5)       --        --      --         (5)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income and equity securities           686    $5,988   $(262)      165    $1,160   $(161)     $(423)
                                                      ===    ======   =====       ===    ======   =====      =====
Investment grade fixed income securities              526    $5,272   $(236)      110    $  834   $(112)     $(348)
Below investment grade fixed income securities        135       636     (21)       55       326     (49)       (70)
                                                      ---    ------   -----       ---    ------   -----      -----
   Total fixed income securities                      661    $5,908   $(257)      165    $1,160   $(161)     $(418)
                                                      ===    ======   =====       ===    ======   =====      =====

   As of December 31, 2014, $147 million of unrealized losses are related to securities with an unrealized loss position less than 20% of amortized cost or cost, the degree of which suggests that these securities do not pose a high risk of being other-than-temporarily impaired. Of the $147 million, $79 million are related to unrealized losses on investment grade fixed income securities. Investment grade is defined as a security having a rating of Aaa, Aa, A or Baa from Moody's, a rating of AAA, AA, A or BBB from S&P, Fitch, Dominion, Kroll or Realpoint, a rating of aaa, aa, a or bbb from A.M. Best, or a comparable internal rating if an externally provided rating is not available. Unrealized losses on investment grade securities are principally related to increasing risk-free interest rates or widening credit spreads since the time of initial purchase.

   As of December 31, 2014, the remaining $58 million of unrealized losses are related to securities in unrealized loss positions greater than or equal to 20% of amortized cost or cost. Investment grade fixed income securities comprising $28 million of these unrealized losses were evaluated based on factors such as discounted cash flows and the financial condition and near-term and long-term prospects of the issue or issuer and were determined to have adequate resources to fulfill contractual obligations. Of the $58 million, $29 million are related to below investment grade fixed income securities and $1 million are related to equity securities. Of these amounts, $6 million are related to below investment grade fixed income securities that had been in an unrealized loss position greater than or equal to 20% of amortized cost for a period of twelve or more consecutive months as of December 31, 2014.

   ABS, RMBS and CMBS in an unrealized loss position were evaluated based on actual and projected collateral losses relative to the securities' positions in the respective securitization trusts, security specific expectations of cash flows, and credit ratings. This evaluation also takes into consideration credit enhancement, measured in terms of (i)subordination from other classes of securities in the trust that are contractually obligated to absorb losses before the class of security the Company owns, (ii) the expected impact of other structural features embedded in the securitization trust beneficial to the class of securities the Company owns, such as overcollateralization and excess spread, and (iii) for ABS and RMBS in an unrealized loss position, credit enhancements from reliable bond insurers, where applicable. Municipal bonds in an unrealized loss position were evaluated based on the underlying credit quality of the primary obligor, obligation type and quality of the underlying assets. Unrealized losses on equity securities are primarily related to temporary equity market fluctuations of securities that are expected to recover.

   As of December 31, 2014, the Company has not made the decision to sell and it is not more likely than not the Company will be required to sell fixed income securities with unrealized losses before recovery of the amortized cost basis. As of December 31, 2014, the Company had the intent and ability to hold equity securities with unrealized losses for a period of time sufficient for them to recover.

Limited partnerships

   As of December 31, 2014 and 2013, the carrying value of equity method limited partnerships totaled $1.52 billion and $1.46 billion, respectively. The Company recognizes an impairment loss for equity method limited partnerships when evidence demonstrates that the loss is other than temporary. Evidence of a loss in value that is other than temporary may include the absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain a level of earnings that would justify the carrying amount of the investment.

   As of December 31, 2014 and 2013, the carrying value for cost method limited partnerships was $508 million and $605 million, respectively. To determine if an other-than-temporary impairment has occurred, the Company evaluates whether an impairment indicator has occurred in the period that may have a significant adverse effect on the carrying value of the investment. Impairment indicators may include: significantly reduced valuations of the investments held by the limited partnerships; actual recent cash flows received being significantly less than expected cash flows; reduced valuations based on financing completed at a lower value; completed sale of a material underlying investment at a price significantly lower than expected; or any other adverse events since the last financial statements received that might affect the fair value of the investee's capital. Additionally, the Company's portfolio monitoring process includes a quarterly review of all cost method limited partnerships to identify instances where the net asset value is below established thresholds for certain periods of time, as well as investments that are performing below expectations, for further impairment consideration. If a cost method limited partnership is other-than-temporarily impaired, the carrying value is written down to fair value, generally estimated to be equivalent to the reported net asset value of the underlying funds.

   Tax credit funds were reclassified from limited partnership interests to other assets during 2014 since the return on these funds is in the form of tax credits rather than investment income. These tax credit funds totaled $277 million as of December 31, 2014.

Mortgage loans

   The Company's mortgage loans are commercial mortgage loans collateralized by a variety of commercial real estate property types located across the United States and totaled, net of valuation allowance, $3.69 billion and $4.17 billion as of December 31, 2014 and 2013, respectively. Substantially all of the commercial mortgage loans are non-recourse to the borrower. The following table shows the principal geographic distribution of commercial real estate represented in the Company's mortgage loan portfolio. No other state represented more than 5% of the portfolio as of December 31.

                                                          2014  2013
           (% of mortgage loan portfolio carrying value)  ----  ----
                       California                         24.8% 24.0%
                       Illinois                            9.2   9.7
                       New Jersey                          8.3   7.2
                       Texas                               7.7   6.3
                       New York                            6.0   6.2
                       Florida                             4.7   5.2
                       District of Columbia                2.0   5.4

   The types of properties collateralizing the mortgage loans as of December 31 are as follows:

                                                          2014   2013
          (% of mortgage loan portfolio carrying value)  -----  -----
                       Office buildings                   25.6%  28.3%
                       Retail                             24.1   22.9
                       Apartment complex                  20.0   19.2
                       Warehouse                          18.1   18.6
                       Other                              12.2   11.0
                                                         -----  -----
                          Total                          100.0% 100.0%
                                                         =====  =====

   The contractual maturities of the mortgage loan portfolio as of December 31, 2014 are as follows:

                                     Number  Carrying
                                    of loans  value   Percent
                   ($ in millions)  -------- -------- -------
                     2015              21     $  236     6.4%
                     2016              27        217     5.9
                     2017              35        395    10.7
                     2018              30        345     9.4
                     Thereafter       185      2,493    67.6
                                      ---     ------   -----
                       Total          298     $3,686   100.0%
                                      ===     ======   =====

   Mortgage loans are evaluated for impairment on a specific loan basis through a quarterly credit monitoring process and review of key credit quality indicators. Mortgage loans are considered impaired when it is probable that the Company will not collect the contractual principal and interest. Valuation allowances are established for impaired loans to reduce the carrying value to the fair value of the collateral less costs to sell or the present value of the loan's expected future repayment cash flows discounted at the loan's original effective interest rate. Impaired mortgage loans may not have a valuation allowance when the fair value of the collateral less costs to sell is higher than the carrying value. Valuation allowances are adjusted for subsequent changes in the fair value of the collateral less costs to sell. Mortgage loans are charged off against their corresponding valuation allowances when there is no reasonable expectation of recovery. The impairment evaluation is non-statistical in respect to the aggregate portfolio but considers facts and circumstances attributable to each loan. It is not considered probable that additional impairment losses, beyond those identified on a specific loan basis, have been incurred as of December 31, 2014.

   Accrual of income is suspended for mortgage loans that are in default or when full and timely collection of principal and interest payments is not probable. Cash receipts on mortgage loans on nonaccrual status are generally recorded as a reduction of carrying value.

   Debt service coverage ratio is considered a key credit quality indicator when mortgage loans are evaluated for impairment. Debt service coverage ratio represents the amount of estimated cash flows from the property available to the borrower to meet principal and interest payment obligations. Debt service coverage ratio estimates are updated annually or more frequently if conditions are warranted based on the Company's credit monitoring process.

   The following table reflects the carrying value of non-impaired fixed rate and variable rate mortgage loans summarized by debt service coverage ratio distribution as of December 31.

                                                    2014                            2013
($ in millions)                        ------------------------------- -------------------------------
                                       Fixed rate Variable rate        Fixed rate Variable rate
                                        mortgage    mortgage            mortgage    mortgage
Debt service coverage                    loans        loans     Total    loans        loans     Total
ratio distribution                     ---------- ------------- ------ ---------- ------------- ------
Below 1.0                                $  110        $--      $  110   $  153        $--      $  153
1.0 - 1.25                                  387         --         387      560         --         560
1.26 - 1.50                               1,118          1       1,119    1,167          2       1,169
Above 1.50                                2,054         --       2,054    2,176         38       2,214
                                         ------        ---      ------   ------        ---      ------
   Total non-impaired mortgage loans     $3,669        $ 1      $3,670   $4,056        $40      $4,096
                                         ======        ===      ======   ======        ===      ======

   Mortgage loans with a debt service coverage ratio below 1.0 that are not considered impaired primarily relate to instances where the borrower has the financial capacity to fund the revenue shortfalls from the properties for the foreseeable term, the decrease in cash flows from the properties is considered temporary, or there are other risk mitigating circumstances such as additional collateral, escrow balances or borrower guarantees.

   The net carrying value of impaired mortgage loans as of December 31 is as follows:

                                                               2014 2013
        ($ in millions)                                        ---- ----
        Impaired mortgage loans with a valuation allowance     $16  $77
        Impaired mortgage loans without a valuation allowance   --   --
                                                               ---  ---
        Total impaired mortgage loans                          $16  $77
                                                               ===  ===
        Valuation allowance on impaired mortgage loans         $ 8  $21

   The average balance of impaired loans was $26 million, $86 million and $202 million during 2014, 2013 and 2012, respectively.

   The rollforward of the valuation allowance on impaired mortgage loans for the years ended December 31 is as follows:

                                                      2014 2013  2012
          ($ in millions)                             ---- ----  ----
          Beginning balance                           $21  $ 42  $ 63
          Net decrease in valuation allowance          (5)  (11)   (5)
          Charge offs                                  (8)   (8)  (16)
          Mortgage loans classified as held for sale   --    (2)   --
                                                      ---  ----  ----
          Ending balance                              $ 8  $ 21  $ 42
                                                      ===  ====  ====

   Payments on all mortgage loans were current as of December 31, 2014 and 2013.

Municipal bonds

   The Company maintains a diversified portfolio of municipal bonds. The following table shows the principal geographic distribution of municipal bond issuers represented in the Company's portfolio as of December 31. No other state represents more than 5% of the portfolio.

                                                          2014  2013
          (% of municipal bond portfolio carrying value)  ----  ----
                           California                     17.0% 15.9%
                           Texas                          13.6  13.5
                           Oregon                          5.8   5.4
                           Illinois                        5.3   5.1
                           New Jersey                      5.1   5.2
                           New York                        4.9   5.2

Concentration of credit risk

   As of December 31, 2014, the Company is not exposed to any credit concentration risk of a single issuer and its affiliates greater than 10% of the Company's shareholder's equity.

Securities loaned

   The Company's business activities include securities lending programs with third parties, mostly large banks. As of December 31, 2014 and 2013, fixed income securities with a carrying value of $492 million and $312 million, respectively, were on loan under these agreements. Interest income on collateral, net of fees, was $1 million in each of 2014, 2013 and 2012.

Other investment information

   Included in fixed income securities are below investment grade assets totaling $3.31 billion and $2.89 billion as of December 31, 2014 and 2013, respectively.

   As of December 31, 2014, fixed income securities and short-term investments with a carrying value of $43 million were on deposit with regulatory authorities as required by law.

   As of December 31, 2014, the carrying value of fixed income securities that were non-income producing was $14 million.

7. Fair Value of Assets and Liabilities

   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Consolidated Statements of Financial Position at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

Level 1:  Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

Level 2:  Assets and liabilities whose values are based on the following:
          (a)Quoted prices for similar assets or liabilities in active markets;
          (b)Quoted prices for identical or similar assets or liabilities in markets that are not active; or
          (c)Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

Level 3:  Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

   The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value is typically greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

   The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

   The Company has two types of situations where investments are classified as Level 3 in the fair value hierarchy. The first is where specific inputs significant to the fair value estimation models are not market observable. This primarily occurs in the Company's use of broker quotes to value certain securities where the inputs have not been corroborated to be market observable, and the use of valuation models that use significant non-market observable inputs.

   The second situation where the Company classifies securities in Level 3 is where quotes continue to be received from independent third-party valuation service providers and all significant inputs are market observable; however, there has been a significant decrease in the volume and level of activity for the asset when compared to normal market activity such that the degree of market observability has declined to a point where categorization as a Level 3 measurement is considered appropriate. The indicators considered in determining whether a significant decrease in the volume and level of activity for a specific asset has occurred include the level of new issuances in the primary market, trading volume in the secondary market, the level of credit spreads over historical levels, applicable bid-ask spreads, and price consensus among market participants and other pricing sources.

   Certain assets are not carried at fair value on a recurring basis, including investments such as mortgage loans, limited partnership interests, bank loans and policy loans. Accordingly, such investments are only included in the fair value hierarchy disclosure when the investment is subject to remeasurement at fair value after initial recognition and the resulting remeasurement is reflected in the consolidated financial statements. In addition, derivatives embedded in fixed income securities are not disclosed in the hierarchy as free-standing derivatives since they are presented with the host contracts in fixed income securities.

   In determining fair value, the Company principally uses the market approach which generally utilizes market transaction data for the same or similar instruments. To a lesser extent, the Company uses the income approach which involves determining fair values from discounted cash flow methodologies. For the majority of Level 2 and Level 3 valuations, a combination of the market and income approaches is used.

Summary of significant valuation techniques for assets and liabilities measured at fair value on a recurring basis

Level 1 measurements

.. Fixed income securities: Comprise certain U.S. Treasury fixed income securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

.. Equity securities: Comprise actively traded, exchange-listed equity securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

.. Short-term: Comprise actively traded money market funds that have daily quoted net asset values for identical assets that the Company can access.

.. Separate account assets: Comprise actively traded mutual funds that have daily quoted net asset values for identical assets that the Company can access. Net asset values for the actively traded mutual funds in which the separate account assets are invested are obtained daily from the fund managers.

.. Assets held for sale: Comprise U.S. Treasury fixed income securities, short-term investments and separate account assets. The valuation is based on the respective asset type as described above.

Level 2 measurements

..  Fixed income securities:

   U.S. government and agencies: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   Municipal: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   Corporate, including privately placed: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. Also included are privately placed securities valued using a discounted cash flow model that is widely accepted in the financial services industry and uses market observable inputs and inputs derived principally from, or corroborated by, observable market data. The primary inputs to the discounted cash flow model include an interest rate yield curve, as well as published credit spreads for similar assets in markets that are not active that incorporate the credit quality and industry sector of the issuer.

   Foreign government: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads.

   ABS and RMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, prepayment speeds, collateral performance and credit spreads. Certain ABS are valued based on non-binding broker quotes whose inputs have been corroborated to be market observable.

   CMBS: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, collateral performance and credit spreads.

   Redeemable preferred stock: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, underlying stock prices and credit spreads.

.. Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that are not active.

.. Short-term: The primary inputs to the valuation include quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields and credit spreads. For certain short-term investments, amortized cost is used as the best estimate of fair value.

.. Other investments: Free-standing exchange listed derivatives that are not actively traded are valued based on quoted prices for identical instruments in markets that are not active.

   OTC derivatives, including interest rate swaps, foreign currency swaps, foreign exchange forward contracts, certain options and certain credit default swaps, are valued using models that rely on inputs such as interest rate yield curves, currency rates, and counterparty credit spreads that are observable for substantially the full term of the contract. The valuation techniques underlying the models are widely accepted in the financial services industry and do not involve significant judgment.

.. Assets held for sale: Comprise U.S. government and agencies, municipal, corporate, foreign government, ABS, RMBS and CMBS fixed income securities, and short-term investments. The valuation is based on the respective asset type as described above.

Level 3 measurements

..  Fixed income securities:

   Municipal: Comprise municipal bonds that are not rated by third party credit rating agencies but are rated by the National Association of Insurance Commissioners ("NAIC"). The primary inputs to the valuation of these municipal bonds include quoted prices for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements, contractual cash flows, benchmark yields and credit spreads. Also included are municipal bonds valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also includes auction rate securities ("ARS") primarily backed by student loans that have become illiquid due to failures in the auction market and are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, including the anticipated date liquidity will return to the market.

   Corporate, including privately placed: Primarily valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. Also included are equity-indexed notes which are valued using a discounted cash flow model that is widely accepted in the financial services industry and uses significant non-market observable inputs, such as volatility. Other inputs include an interest rate yield curve, as well as published credit spreads for similar assets that incorporate the credit quality and industry sector of the issuer.

   ABS, RMBS and CMBS: Valued based on non-binding broker quotes received from brokers who are familiar with the investments and where the inputs have not been corroborated to be market observable.

.. Equity securities: The primary inputs to the valuation include quoted prices or quoted net asset values for identical or similar assets in markets that exhibit less liquidity relative to those markets supporting Level 2 fair value measurements.

.. Other investments: Certain OTC derivatives, such as interest rate caps, certain credit default swaps and certain options (including swaptions), are valued using models that are widely accepted in the financial services industry. These are categorized as Level 3 as a result of the significance of non-market observable inputs such as volatility. Other primary inputs include interest rate yield curves and credit spreads.

.. Assets held for sale: Comprise municipal, corporate, ABS and CMBS fixed income securities that were classified as held for sale as of December 31, 2013. The valuation is based on the respective asset type as described above.

.. Contractholder funds: Derivatives embedded in certain life and annuity contracts are valued internally using models widely accepted in the financial services industry that determine a single best estimate of fair value for the embedded derivatives within a block of contractholder liabilities. The models primarily use stochastically determined cash flows based on the contractual elements of embedded derivatives, projected option cost and applicable market data, such as interest rate yield curves and equity index volatility assumptions. These are categorized as Level 3 as a result of the significance of non-market observable inputs.

.. Liabilities held for sale: Comprise derivatives embedded in life and annuity contracts that were classified as held for sale as of December 31, 2013. The valuation is the same as described above for contractholder funds.

Assets and liabilities measured at fair value on a non-recurring basis

   Mortgage loans written-down to fair value in connection with recognizing impairments are valued based on the fair value of the underlying collateral less costs to sell. Limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments are valued using net asset values. The carrying value of the LBL business was written-down to fair value in connection with being classified as held for sale.

   The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2014.

                                       Quoted prices   Significant
                                         in active        other    Significant  Counterparty
                                        markets for    observable  unobservable   and cash   Balance as of
                                      identical assets   inputs       inputs     collateral  December 31,
                                         (Level 1)      (Level 2)   (Level 3)     netting        2014
($ in millions)                       ---------------- ----------- ------------ ------------ -------------
Assets
   Fixed income securities:
       U.S. government and
         agencies                          $  147        $   623      $   --                    $   770
       Municipal                               --          3,556         106                      3,662
       Corporate                               --         20,193         792                     20,985
       Foreign government                      --            735          --                        735
       ABS                                     --            636         129                        765
       RMBS                                    --            605          --                        605
       CMBS                                    --            578           1                        579
       Redeemable preferred
         stock                                 --             16          --                         16
                                           ------        -------      ------                    -------
          Total fixed income
            securities                        147         26,942       1,028                     28,117
   Equity securities                          927              6          37                        970
   Short-term investments                      90            767          --                        857
   Other investments:
     Free-standing derivatives                 --             90           2       $  (2)            90
   Separate account assets                  4,396             --          --                      4,396
   Other assets                                 1             --           1                          2
                                           ------        -------      ------       -----        -------
          Total recurring
            basis assets                    5,561         27,805       1,068          (2)        34,432
       Non-recurring
         basis /(1)/                           --             --           9                          9
                                           ------        -------      ------       -----        -------
Total assets at fair value                 $5,561        $27,805      $1,077       $  (2)       $34,441
                                           ======        =======      ======       =====        =======
% of total assets at fair
  value                                      16.2%          80.7%        3.1%        -- %           100%

Liabilities
       Contractholder funds:
         Derivatives embedded
         in life and annuity
         contracts                         $   --        $    --      $ (323)                   $  (323)
   Other liabilities:
     Free-standing derivatives                 --            (24)         (9)      $   2            (31)
                                           ------        -------      ------       -----        -------
Total liabilities at fair
  value                                    $   --        $   (24)     $ (332)      $   2        $  (354)
                                           ======        =======      ======       =====        =======
% of total liabilities at
  fair value                                  -- %           6.8%       93.8%       (0.6)%          100%

--------
/(1)/Includes $6 million of mortgage loans and $3 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.

   The following table summarizes the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2013.

                                                             Quoted prices   Significant
                                                               in active        other    Significant  Counterparty
                                                              markets for    observable  unobservable   and cash   Balance as of
                                                            identical assets   inputs       inputs     collateral  December 31,
                                                               (Level 1)      (Level 2)   (Level 3)     netting        2013
($ in millions)                                             ---------------- ----------- ------------ ------------ -------------
Assets
   Fixed income securities:
       U.S. government and agencies                              $  145        $   621     $     --                  $    766
       Municipal                                                     --          3,185          119                     3,304
       Corporate                                                     --         20,308        1,008                    21,316
       Foreign government                                            --            792           --                       792
       ABS                                                           --            895          112                     1,007
       RMBS                                                          --            790           --                       790
       CMBS                                                          --            763            1                       764
       Redeemable preferred stock                                    --             16            1                        17
                                                                 ------        -------     --------                  --------
              Total fixed income securities                         145         27,370        1,241                    28,756
   Equity securities                                                593             51            6                       650
   Short-term investments                                           129            461           --                       590
   Other investments: Free-standing derivatives                      --            268            9      $ (11)           266
   Separate account assets                                        5,039             --           --                     5,039
   Assets held for sale                                           1,854          9,812          362                    12,028
                                                                 ------        -------     --------      -----       --------
          Total recurring basis assets                            7,760         37,962        1,618        (11)        47,329
   Non-recurring basis /(1)/                                         --             --           17                        17
                                                                 ------        -------     --------      -----       --------
Total assets at fair value                                       $7,760        $37,962     $  1,635      $ (11)      $ 47,346
                                                                 ======        =======     ========      =====       ========
% of total assets at fair value                                    16.4%          80.2%         3.4%       -- %           100%

Liabilities
   Contractholder funds: Derivatives embedded in life and
     annuity contracts                                           $   --        $    --     $   (307)                 $   (307)
   Other liabilities: Free-standing derivatives                      --           (185)         (14)     $   7           (192)
   Liabilities held for sale                                         --             --         (246)                     (246)
                                                                 ------        -------     --------      -----       --------
          Total recurring basis liabilities                          --           (185)        (567)         7           (745)
   Non-recurring basis /(2)/                                         --             --      (11,088)                  (11,088)
                                                                 ------        -------     --------      -----       --------
Total liabilities at fair value                                  $   --        $  (185)    $(11,655)     $   7       $(11,833)
                                                                 ======        =======     ========      =====       ========
% of total liabilities at fair value                                -- %           1.6%        98.5%      (0.1)%          100%

--------
/(1)/Includes $8 million of mortgage loans and $9 million of limited partnership interests written-down to fair value in connection with recognizing other-than-temporary impairments.
/(2)/Relates to LBL business held for sale (see Note 3). The total fair value measurement includes $15,593 million of assets held for sale and $(14,899) million of liabilities held for sale, less $12,028 million of assets and $(246) million of liabilities measured at fair value on a recurring basis.

   The following table summarizes quantitative information about the significant unobservable inputs used in Level 3 fair value measurements.

                                                       Valuation               Unobservable                  Weighted
                                    Fair value         technique                   input            Range    average
($ in millions)                     ---------- --------------------------- ---------------------- ---------  --------
December 31, 2014
Derivatives embedded in life and      $(278)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.76%
  annuity contracts - Equity-
  indexed and forward starting
  options
December 31, 2013
Derivatives embedded in life and      $(247)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.75%
  annuity contracts - Equity-
  indexed and forward starting
  options
Liabilities held for sale - Equity-   $(246)   Stochastic cash flow model  Projected option cost  1.0 - 2.0%   1.91%
  indexed and forward starting
  options

   If the projected option cost increased (decreased), it would result in a higher (lower) liability fair value.

   As of December 31, 2014 and 2013, Level 3 fair value measurements include $914 million and $1.15 billion, respectively, of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. As of December 31, 2013, Level 3 fair value measurements for assets held for sale include $319 million of fixed income securities valued based on non-binding broker quotes where the inputs have not been corroborated to be market observable. The Company does not develop the unobservable inputs used in measuring fair value; therefore, these are not included in the table above. However, an increase (decrease) in credit spreads for fixed income securities valued based on non-binding broker quotes would result in a lower (higher) fair value.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2014.

                                                        Total gains (losses)
                                                           included in:
                                                        -------------------
                                       Balance as of                           Transfers    Transfers
                                        December 31,        Net                  into        out of
                                            2013        income /(1)/   OCI      Level 3      Level 3
($ in millions)                       ----------------  -----------   -----   ----------- -------------
Assets
   Fixed income securities:
       Municipal                           $  119          $ --       $  18      $  --       $  (17)
       Corporate                            1,008            20         (14)        85         (114)
       ABS                                    112            --           3         16          (12)
       CMBS                                     1            --          --         --           (4)
       Redeemable preferred
         stock                                  1            --          --         --           --
                                           ------          ----       -----      -----       ------
          Total fixed income
            securities                      1,241            20           7        101         (147)
   Equity securities                            6            --          (1)        --           (1)
   Free-standing derivatives,
     net                                       (5)           --          --         --           --
   Other assets                                --             1          --         --           --
   Assets held for sale                       362            (1)          2          4           (2)
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3 assets                 $1,604          $ 20       $   8      $ 105       $ (150)
                                           ======          ====       =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                             $ (307)         $ (8)      $  --      $  --       $   --
   Liabilities held for sale                 (246)           17          --         --           --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3
            liabilities                    $ (553)         $  9       $  --      $  --       $   --
                                           ======          ====       =====      =====       ======

                                                                                          Balance as of
                                        Sold in LBL     Purchases/                        December 31,
                                      disposition /(3)/ Issues /(4)/  Sales   Settlements     2014
                                      ----------------  -----------   -----   ----------- -------------
Assets
   Fixed income securities:
       Municipal                           $   --          $ --       $ (11)     $  (3)      $  106
       Corporate                               --            20        (109)      (104)         792
       ABS                                     --            21          --        (11)         129
       CMBS                                     4            --          --         --            1
       Redeemable preferred
         stock                                 --            --          (1)        --           --
                                           ------          ----       -----      -----       ------
          Total fixed income
            securities                          4            41        (121)      (118)       1,028
   Equity securities                           --            39          (6)        --           37
   Free-standing derivatives,
     net                                       --             2          --         (4)          (7)/(2)/
   Other assets                                --            --          --         --            1
   Assets held for sale                      (351)           --          (8)        (6)          --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3 assets                 $ (347)         $ 82       $(135)     $(128)      $1,059
                                           ======          ====       =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                             $   --          $(14)      $  --      $   6       $ (323)
   Liabilities held for sale                  230            (4)         --          3           --
                                           ------          ----       -----      -----       ------
          Total recurring
            Level 3
            liabilities                    $  230          $(18)      $  --      $   9       $ (323)
                                           ======          ====       =====      =====       ======

--------
/(1)/The effect to net income totals $29 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:
     $11 million in realized capital gains and losses, $12 million in net investment income, $(5) million in interest credited to contractholder funds, $15 million in contract benefits and $(4) million in loss on disposition of operations.
/(2)/Comprises $2 million of assets and $9 million of liabilities. /(3)/Includes transfers from held for sale that took place in first quarter
     2014 of $4 million for CMBS and $(4) million for Assets held for sale. /(4)/Represents purchases for assets and issues for liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2013.

                                                    Total gains (losses)
                                                       included in:
                                                    -------------------
                                      Balance as of                        Transfers    Transfers
                                      December 31,      Net                  into        out of
                                          2012      income /(1)/   OCI      Level 3      Level 3
($ in millions)                       ------------- -----------   -----   ----------- -------------
Assets
Fixed income securities:
   Municipal                             $  338        $ (12)     $  19      $  --       $   --
   Corporate                              1,501           32        (32)        84         (172)
   ABS                                      199           (2)        30         17          (16)
   RMBS                                      --           --         --         --           --
   CMBS                                      21           (1)         3         --           --
   Redeemable preferred stock                 1           --         --         --           --
                                         ------        -----      -----      -----       ------
       Total fixed income
         securities                       2,060           17         20        101         (188)
Equity securities                             7           --         --         --           --
Free-standing derivatives, net              (27)          19         --         --           --
Other assets                                  1           (1)        --         --           --
Assets held for sale                         --           (2)        (6)        13          (13)
                                         ------        -----      -----      -----       ------
       Total recurring Level
         3 assets                        $2,041        $  33      $  14      $ 114       $ (201)
                                         ======        =====      =====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                           $ (553)       $  89      $  --      $  --       $   --
   Liabilities held for sale                 --           20         --         --           --
                                         ------        -----      -----      -----       ------
   Total recurring Level 3
     liabilities                         $ (553)       $ 109      $  --      $  --       $   --
                                         ======        =====      =====      =====       ======

                                                                                      Balance as of
                                       Transfer to  Purchases/                        December 31,
                                      held for sale Issues /(2)/  Sales   Settlements     2013
                                      ------------- -----------   -----   ----------- -------------
Assets
Fixed income securities:
       Municipal                         $  (51)       $  --      $(173)     $  (2)      $  119
       Corporate                           (244)         145       (173)      (133)       1,008
       ABS                                  (85)          --         (8)       (23)         112
       RMBS                                  --           --         --         --           --
       CMBS                                  (5)          --        (17)        --            1
       Redeemable preferred
         stock                               --           --         --         --            1
                                         ------        -----      -----      -----       ------
          Total fixed income
            securities                     (385)         145       (371)      (158)       1,241
   Equity securities                         --           --         (1)        --            6
   Free-standing derivatives,
     net                                     --            9         --         (6)          (5)/(3)/
   Other assets                              --           --         --         --           --
   Assets held for sale                     385           --        (10)        (5)         362
                                         ------        -----      -----      -----       ------
          Total recurring
            Level 3 assets               $   --        $ 154      $(382)     $(169)      $1,604
                                         ======        =====      =====      =====       ======
Liabilities
       Contractholder funds:
         Derivatives embedded
         in life and annuity
         contracts                       $  265        $(111)     $  --      $   3       $ (307)
       Liabilities held for
         sale                              (265)          (6)        --          5         (246)
                                         ------        -----      -----      -----       ------
       Total recurring
         Level 3 liabilities             $   --        $(117)     $  --      $   8       $ (553)
                                         ======        =====      =====      =====       ======

--------
/(1)/The effect to net income totals $142 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:
     $20 million in realized capital gains and losses, $14 million in net investment income, $40 million in interest credited to contractholder funds, $74 million in contract benefits and $(6) million in loss on disposition of operations.
/(2)/Represents purchases for assets and issues for liabilities.
/(3)/Comprises $9 million of assets and $14 million of liabilities.

   The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2012.

                                                         Total gains (losses)
                                                            included in:
                                                         -------------------
                                           Balance as of                        Transfers    Transfers
                                           December 31,      Net                  into        out of
                                               2011      income /(1)/   OCI      Level 3      Level 3
($ in millions)                            ------------- -----------   ------  ----------- -------------
Assets
Fixed income securities:
   Municipal                                  $  387        $  (5)      $ 22      $  53       $  (10)
   Corporate                                   1,319           20         63        381          (64)
   ABS                                           254           24         59         42           (7)
   RMBS                                           47           --         --         --          (47)
   CMBS                                           30           (4)        10         --           --
   Redeemable preferred stock                      1           --         --         --           --
                                              ------        -----       ----      -----       ------
       Total fixed income
         securities                            2,038           35        154        476         (128)
Equity securities                                 14           --         --         --           --
Free-standing derivatives, net                   (88)          25         --         --           --
Other assets                                       1           --         --         --           --
                                              ------        -----       ----      -----       ------
       Total recurring
         Level 3 assets                       $1,965        $  60       $154      $ 476       $ (128)
                                              ======        =====       ====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                                $ (723)       $ 168       $ --      $  --       $   --
                                              ------        -----       ----      -----       ------
   Total recurring Level 3
     liabilities                              $ (723)       $ 168       $ --      $  --       $   --
                                              ======        =====       ====      =====       ======

                                                                                           Balance as of
                                                                                           December 31,
                                             Purchases      Sales      Issues  Settlements     2012
                                           ------------- -----------   ------  ----------- -------------
Assets
   Fixed income securities:
       Municipal                              $   --        $(107)      $ --      $  (2)      $  338
       Corporate                                 125         (223)        --       (120)       1,501
       ABS                                        11         (165)        --        (19)         199
       RMBS                                       --           --         --         --           --
       CMBS                                       --           --         --        (15)          21
       Redeemable preferred
         stock                                     1           (1)        --         --            1
                                              ------        -----       ----      -----       ------
          Total fixed income
            securities                           137         (496)        --       (156)       2,060
   Equity securities                               5          (12)        --         --            7
   Free-standing derivatives,
     net                                          27           --         --          9          (27)/(2)/
   Other assets                                   --           --         --         --            1
                                              ------        -----       ----      -----       ------
              Total recurring
                Level 3 assets                $  169        $(508)      $ --      $(147)      $2,041
                                              ======        =====       ====      =====       ======
Liabilities
   Contractholder funds:
     Derivatives embedded in
     life and annuity
     contracts                                $   --        $  --       $(79)     $  81       $ (553)
                                              ------        -----       ----      -----       ------
   Total recurring Level 3
     liabilities                              $   --        $  --       $(79)     $  81       $ (553)
                                              ======        =====       ====      =====       ======

--------
/(1)/The effect to net income totals $228 million and is reported in the Consolidated Statements of Operations and Comprehensive Income as follows:$38 million in realized capital gains and losses, $22 million in net investment income, $132 million in interest credited to contractholder funds and $36 million in contract benefits.
/(2)/Comprises $3 million of assets and $30 million of liabilities.

   Transfers between level categorizations may occur due to changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. Transfers between level categorizations may also occur due to changes in the valuation source. For example, in situations where a fair value quote is not provided by the Company's independent third-party valuation service provider and as a result the price is stale or has been replaced with a broker quote whose inputs have not been corroborated to be market observable, the security is transferred into Level 3. Transfers in and out of level categorizations are reported as having occurred at the beginning of the quarter in which the transfer occurred. Therefore, for all transfers into Level 3, all realized and changes in unrealized gains and losses in the quarter of transfer are reflected in the Level 3 rollforward table.

   There were no transfers between Level 1 and Level 2 during 2014 or 2013. During 2012, certain U.S. government securities were transferred into Level 1 from Level 2 as a result of increased liquidity in the market and a sustained increase in the market activity for these assets.

   Transfers into Level 3 during 2014, 2013 and 2012 included situations where a fair value quote was not provided by the Company's independent third-party valuation service provider and as a result the price was stale or had been replaced with a broker quote where the inputs had not been corroborated to be market observable resulting in the security being classified as Level
3. Transfers out of Level 3 during 2014, 2013 and 2012 included situations where a broker quote was used in the prior period and a fair value quote became available from the Company's independent third-party valuation service provider in the current period. A quote utilizing the new pricing source was not available as of the prior period, and any gains or losses related to the change in valuation source for individual securities were not significant.

   The following table provides the change in unrealized gains and losses included in net income for Level 3 assets and liabilities held as of December 31.

                                                                              2014 2013  2012
($ in millions)                                                               ---- ----  ----
Assets
   Fixed income securities:
       Municipal                                                              $(1) $ (4) $ --
       Corporate                                                               11    13    15
       ABS                                                                     --    (2)   --
       CMBS                                                                     1    (2)   (3)
                                                                              ---  ----  ----
          Total fixed income securities                                        11     5    12
   Equity securities                                                           --    --    --
   Free-standing derivatives, net                                               5    10     6
   Other assets                                                                 1    (1)   --
   Assets held for sale                                                        --    (2)   --
                                                                              ---  ----  ----
          Total recurring Level 3 assets                                      $17  $ 12  $ 18
                                                                              ===  ====  ====
Liabilities
   Contractholder funds: Derivatives embedded in life and annuity contracts   $(8) $ 89  $168
   Liabilities held for sale                                                   17    20    --
                                                                              ---  ----  ----
          Total recurring Level 3 liabilities                                 $ 9  $109  $168
                                                                              ===  ====  ====

   The amounts in the table above represent the change in unrealized gains and losses included in net income for the period of time that the asset or liability was determined to be in Level 3. These gains and losses total $26 million in 2014 and are reported as follows: $4 million in realized capital gains and losses, $12 million in net investment income, $(5) million in interest credited to contractholder funds and $15 million in contract benefits. These gains and losses total $121 million in 2013 and are reported as follows:
$9 million in realized capital gains and losses, $9 million in net investment income, $35 million in interest credited to contractholder funds, $74 million in contract benefits and $(6) million in loss on disposition of operations. These gains and losses total $186 million in 2012 and are reported as follows: $19 million in net investment income, $131 million in interest credited to contractholder funds and $36 million in contract benefits.

   Presented below are the carrying values and fair value estimates of financial instruments not carried at fair value.

Financial assets

                                         December 31, 2014 December 31, 2013
       ($ in millions)                   ----------------- -----------------
                                         Carrying  Fair    Carrying  Fair
                                          value    value    value    value
                                         --------  ------  --------  ------
       Mortgage loans                     $3,686   $3,922   $4,173   $4,300
       Cost method limited partnerships      508      686      605      799
       Bank loans                            431      427      160      161
       Agent loans                           368      361      341      325
       Notes due from related party          275      275      275      275
       Assets held for sale                   --       --    1,458    1,532

   The fair value of mortgage loans, including those classified as assets held for sale, is based on discounted contractual cash flows or, if the loans are impaired due to credit reasons, the fair value of collateral less costs to sell. Risk adjusted discount rates are selected using current rates at which similar loans would be made to borrowers with similar characteristics, using similar types of properties as collateral. The fair value of cost method limited partnerships is determined using reported net asset values of the underlying funds. The fair value of bank loans, which are reported in other investments or assets held for sale, is based on broker quotes from brokers familiar with the loans and current market conditions. The fair value of agent loans, which are reported in other investments, is based on discounted cash flow calculations that use discount rates with a spread over U.S. Treasury rates. Assumptions used in developing estimated cash flows and discount rates consider the loan's credit and liquidity risks. The fair value of notes due from related party, which are reported in other investments, is based on discounted cash flow calculations using current interest rates for instruments with comparable terms. The fair value measurements for mortgage loans, cost method limited partnerships, bank loans, agent loans, notes due from related party and assets held for sale are categorized as Level 3.

Financial liabilities

                                              December 31, 2014 December 31, 2013
($ in millions)                               ----------------  ----------------
                                              Carrying   Fair   Carrying   Fair
                                               value     value   value     value
                                              --------  ------- --------  -------
Contractholder funds on investment contracts  $13,708   $14,364 $15,542   $16,198
Notes due to related parties                      275       275     282       282
Liability for collateral                          510       510     328       328
Liabilities held for sale                          --        --   7,417     7,298

   The fair value of contractholder funds on investment contracts, including those classified as liabilities held for sale, is based on the terms of the underlying contracts utilizing prevailing market rates for similar contracts adjusted for the Company's own credit risk. Deferred annuities included in contractholder funds are valued using discounted cash flow models which incorporate market value margins, which are based on the cost of holding economic capital, and the Company's own credit risk. Immediate annuities without life contingencies and fixed rate funding agreements are valued at the present value of future benefits using market implied interest rates which include the Company's own credit risk. The fair value measurements for contractholder funds on investment contracts and liabilities held for sale are categorized as Level 3.

   The fair value of notes due to related parties is based on discounted cash flow calculations using current interest rates for instruments with comparable terms and considers the Company's own credit risk. The liability for collateral is valued at carrying value due to its short-term nature. The fair value measurements for liability for collateral are categorized as Level 2. The fair value measurements for notes due to related parties are categorized as Level 3.

8. Derivative Financial Instruments and Off-balance sheet Financial Instruments

   The Company uses derivatives to manage risks with certain assets and liabilities arising from the potential adverse impacts from changes in risk-free interest rates, changes in equity market valuations, increases in credit spreads and foreign currency fluctuations, and for asset replication.

   Asset-liability management is a risk management strategy that is principally employed to balance the respective interest-rate sensitivities of the Company's assets and liabilities. Depending upon the attributes of the assets acquired and liabilities issued, derivative instruments such as interest rate swaps, caps, swaptions and futures are utilized to change the interest rate characteristics of existing assets and liabilities to ensure the relationship is maintained within specified ranges and to reduce exposure to rising or falling interest rates. The Company uses financial futures and interest rate swaps to hedge anticipated asset purchases and liability issuances and futures and options for hedging the equity exposure contained in its equity indexed life and annuity product contracts that offer equity returns to contractholders. In addition, the Company uses interest rate swaps to hedge interest rate risk inherent in funding agreements. The Company uses foreign currency swaps and forwards primarily to reduce the foreign currency risk associated with holding foreign currency denominated investments. Credit default swaps are typically used to mitigate the credit risk within the Company's fixed income portfolio.

   The Company may also use derivatives to manage the risk associated with corporate actions, including the sale of a business. During 2014 and December 2013, swaptions were utilized to hedge the expected proceeds from the disposition of LBL.

   Asset replication refers to the "synthetic" creation of assets through the use of derivatives and primarily investment grade host bonds to replicate securities that are either unavailable in the cash markets or more economical to acquire in synthetic form. The Company replicates fixed income securities using a combination of a credit default swap and one or more highly rated fixed income securities to synthetically replicate the economic characteristics of one or more cash market securities.

   The Company also has derivatives embedded in non-derivative host contracts that are required to be separated from the host contracts and accounted for at fair value with changes in fair value of embedded derivatives reported in net income. The Company's primary embedded derivatives are equity options in life and annuity product contracts, which provide equity returns to contractholders; conversion options in fixed income securities, which provide the Company with the right to convert the instrument into a predetermined number of shares of common stock; credit default swaps in synthetic collateralized debt obligations, which provide enhanced coupon rates as a result of selling credit protection; and equity-indexed notes containing equity call options, which provide a coupon payout that is determined using one or more equity-based indices.

   When derivatives meet specific criteria, they may be designated as accounting hedges and accounted for as fair value, cash flow, foreign currency fair value or foreign currency cash flow hedges. The Company designates certain of its interest rate and foreign currency swap contracts and certain investment risk transfer reinsurance agreements as fair value hedges when the hedging instrument is highly effective in offsetting the risk of changes in the fair value of the hedged item. The Company designates certain of its foreign currency swap contracts as cash flow hedges when the hedging instrument is highly effective in offsetting the exposure of variations in cash flows for the hedged risk that could affect net income. Amounts are reclassified to net investment income or realized capital gains and losses as the hedged item affects net income.

   The notional amounts specified in the contracts are used to calculate the exchange of contractual payments under the agreements and are generally not representative of the potential for gain or loss on these agreements. However, the notional amounts specified in credit default swaps where the Company has sold credit protection represent the maximum amount of potential loss, assuming no recoveries.

   Fair value, which is equal to the carrying value, is the estimated amount that the Company would receive or pay to terminate the derivative contracts at the reporting date. The carrying value amounts for OTC derivatives are further adjusted for the effects, if any, of enforceable master netting agreements and are presented on a net basis, by counterparty agreement, in the Consolidated Statements of Financial Position. For certain exchange traded and cleared derivatives, margin deposits are required as well as daily cash settlements of margin accounts. As of December 31, 2014, the Company pledged $30 million of cash and securities in the form of margin deposits.

   For those derivatives which qualify for fair value hedge accounting, net income includes the changes in the fair value of both the derivative instrument and the hedged risk, and therefore reflects any hedging ineffectiveness. For cash flow hedges, gains and losses are amortized from accumulated other comprehensive income and are reported in net income in the same period the forecasted transactions being hedged impact net income.

   Non-hedge accounting is generally used for "portfolio" level hedging strategies where the terms of the individual hedged items do not meet the strict homogeneity requirements to permit the application of hedge accounting. For non-hedge derivatives, net income includes changes in fair value and accrued periodic settlements, when applicable. With the exception of non-hedge derivatives used for asset replication and non-hedge embedded derivatives, all of the Company's derivatives are evaluated for their ongoing effectiveness as either accounting hedge or non-hedge derivative financial instruments on at least a quarterly basis.

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2014.

                                                                                                     Volume /(1)/
($ in millions, except number of contracts)                                                       ------------------
                                                                                                            Number    Fair
                                                                                                  Notional    of     value, Gross
                                                                    Balance sheet location         amount  contracts  net   asset
                                                             ------------------------------------ -------- --------- ------ -----
Asset derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                                   Other investments            $   85      n/a   $   3   $ 3
                                                                                                   ------    -----   -----   ---
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate cap agreements                                       Other investments               163      n/a       2     2
Equity and index contracts
   Options                                                            Other investments                --    3,225      83    83
   Financial futures contracts                                           Other assets                  --      704       1     1
Foreign currency contracts
   Foreign currency forwards                                          Other investments                57      n/a      --    --
Credit default contracts
   Credit default swaps - buying protection                           Other investments                19      n/a      --    --
   Credit default swaps - selling protection                          Other investments                80      n/a       2     2
Other contracts
   Other contracts                                                       Other assets                   3      n/a       1     1
                                                                                                   ------    -----   -----   ---
       Subtotal                                                                                       322    3,929      89    89
                                                                                                   ------    -----   -----   ---
Total asset derivatives                                                                            $  407    3,929   $  92   $92
                                                                                                   ======    =====   =====   ===
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                          Other liabilities & accrued expenses  $   50      n/a   $  (1)  $--
                                                                                                   ------    -----   -----   ---
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                             Other liabilities & accrued expenses      85      n/a       1     1
   Interest rate cap agreements                              Other liabilities & accrued expenses      11      n/a      --    --
   Financial futures contract                                Other liabilities & accrued expenses      --      200      --    --
Equity and index contracts
   Options and futures                                       Other liabilities & accrued expenses      --    3,131     (22)   --
Foreign currency contracts
   Foreign currency forwards                                 Other liabilities & accrued expenses      36      n/a       1     1
Embedded derivative financial instruments
   Guaranteed accumulation benefits                                  Contractholder funds             615      n/a     (32)   --
   Guaranteed withdrawal benefits                                    Contractholder funds             425      n/a     (13)   --
   Equity-indexed and forward starting options in life and
     annuity product contracts                                       Contractholder funds           1,786      n/a    (278)   --
   Other embedded derivative financial instruments                   Contractholder funds              85      n/a      --    --
Credit default contracts
   Credit default swaps - buying protection                  Other liabilities & accrued expenses      49      n/a      (1)   --
   Credit default swaps - selling protection                 Other liabilities & accrued expenses     100      n/a      (9)   --
                                                                                                   ------    -----   -----   ---
       Subtotal                                                                                     3,192    3,331    (353)    2
                                                                                                   ------    -----   -----   ---
Total liability derivatives                                                                         3,242    3,331    (354)  $ 2
                                                                                                   ======    =====   =====   ===
Total derivatives                                                                                  $3,649    7,260   $(262)
                                                                                                   ======    =====   =====

($ in millions, except number of contracts)

                                                               Gross
                                                             liability
                                                             ---------
Asset derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  --
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate cap agreements                                   --
Equity and index contracts
   Options                                                        --
   Financial futures contracts                                    --
Foreign currency contracts
   Foreign currency forwards                                      --
Credit default contracts
   Credit default swaps - buying protection                       --
   Credit default swaps - selling protection                      --
Other contracts
   Other contracts                                                --
                                                               -----
       Subtotal                                                   --
                                                               -----
Total asset derivatives                                        $  --
                                                               =====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  (1)
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                                  --
   Interest rate cap agreements                                   --
   Financial futures contract                                     --
Equity and index contracts
   Options and futures                                           (22)
Foreign currency contracts
   Foreign currency forwards                                      --
Embedded derivative financial instruments
   Guaranteed accumulation benefits                              (32)
   Guaranteed withdrawal benefits                                (13)
   Equity-indexed and forward starting options in life and
     annuity product contracts                                  (278)
   Other embedded derivative financial instruments                --
Credit default contracts
   Credit default swaps - buying protection                       (1)
   Credit default swaps - selling protection                      (9)
                                                               -----
       Subtotal                                                 (355)
                                                               -----
Total liability derivatives                                    $(356)
                                                               =====
Total derivatives

--------
/(1)/Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)

   The following table provides a summary of the volume and fair value positions of derivative instruments as well as their reporting location in the Consolidated Statement of Financial Position as of December 31, 2013.

                                                                                                     Volume /(1)/
($ in millions, except number of contracts)                                                       ------------------
                                                                                                            Number    Fair
                                                                                                  Notional    of     value, Gross
                                                                    Balance sheet location         amount  contracts  net   asset
Asset derivatives                                            ------------------------------------ -------- --------- ------ -----
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                                   Other investments           $    16      n/a   $   1  $  1
                                                                                                  -------   ------   -----  ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swaption agreements                                  Other investments             1,420      n/a      --    --
   Interest rate cap agreements                                       Other investments                61      n/a       2     2
Equity and index contracts
   Options and warrants /(2)/                                         Other investments                 3   10,035     261   261
   Financial futures contracts                                           Other assets                  --      627      --    --
Foreign currency contracts
   Foreign currency forwards                                          Other investments                47      n/a      --    --
Embedded derivative financial instruments
   Credit default swaps                                            Fixed income securities             12      n/a     (12)   --
Credit default contracts
   Credit default swaps - buying protection                           Other investments                 1      n/a      --    --
   Credit default swaps - selling protection                          Other investments                85      n/a       2     2
Other contracts
   Other contracts                                                       Other assets                   4      n/a      --    --
                                                                                                  -------   ------   -----  ----
       Subtotal                                                                                     1,633   10,662     253   265
                                                                                                  -------   ------   -----  ----
Total asset derivatives                                                                           $ 1,649   10,662   $ 254  $266
                                                                                                  =======   ======   =====  ====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                          Other liabilities & accrued expenses $   132      n/a   $ (15) $ --
                                                                                                  -------   ------   -----  ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                             Other liabilities & accrued expenses      85      n/a       4     4
   Interest rate swaption agreements                         Other liabilities & accrued expenses   4,570      n/a       1     1
   Interest rate cap agreements                              Other liabilities & accrued expenses     262      n/a       4     4
Equity and index contracts
   Options                                                   Other liabilities & accrued expenses      55   10,035    (165)    2
Embedded derivative financial instruments
   Guaranteed accumulation benefits                                  Contractholder funds             738      n/a     (43)   --
   Guaranteed withdrawal benefits                                    Contractholder funds             506      n/a     (13)   --
   Equity-indexed and forward starting options in life and
     annuity product contracts                                       Contractholder funds           1,693      n/a    (247)   --
                                                                  Liabilities held for sale         2,363      n/a    (246)   --
   Other embedded derivative financial instruments                   Contractholder funds              85      n/a      (4)   --
Credit default contracts
   Credit default swaps - buying protection                  Other liabilities & accrued expenses     171      n/a      (2)   --
   Credit default swaps - selling protection                 Other liabilities & accrued expenses     100      n/a     (15)   --
                                                                                                  -------   ------   -----  ----
       Subtotal                                                                                    10,628   10,035    (726)   11
                                                                                                  -------   ------   -----  ----
Total liability derivatives                                                                        10,760   10,035    (741) $ 11
                                                                                                  =======   ======   =====  ====
Total derivatives                                                                                 $12,409   20,697   $(487)
                                                                                                  =======   ======   =====

($ in millions, except number of contracts)

                                                               Gross
                                                             liability
Asset derivatives                                            ---------
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $  --
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swaption agreements                              --
   Interest rate cap agreements                                   --
Equity and index contracts
   Options and warrants /(2)/                                     --
   Financial futures contracts                                    --
Foreign currency contracts
   Foreign currency forwards                                      --
Embedded derivative financial instruments
   Credit default swaps                                          (12)
Credit default contracts
   Credit default swaps - buying protection                       --
   Credit default swaps - selling protection                      --
Other contracts
   Other contracts                                                --
                                                               -----
       Subtotal                                                  (12)
                                                               -----
Total asset derivatives                                        $ (12)
                                                               =====
Liability derivatives
Derivatives designated as accounting hedging instruments
   Foreign currency swap agreements                            $ (15)
                                                               -----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts
   Interest rate swap agreements                                  --
   Interest rate swaption agreements                              --
   Interest rate cap agreements                                   --
Equity and index contracts
   Options                                                      (167)
Embedded derivative financial instruments
   Guaranteed accumulation benefits                              (43)
   Guaranteed withdrawal benefits                                (13)
   Equity-indexed and forward starting options in life and
     annuity product contracts                                  (247)
                                                                (246)
   Other embedded derivative financial instruments                (4)
Credit default contracts
   Credit default swaps - buying protection                       (2)
   Credit default swaps - selling protection                     (15)
                                                               -----
       Subtotal                                                 (737)
                                                               -----
Total liability derivatives                                    $(752)
                                                               =====
Total derivatives

--------
/(1)/Volume for OTC derivative contracts is represented by their notional amounts. Volume for exchange traded derivatives is represented by the number of contracts, which is the basis on which they are traded. (n/a = not applicable)
/(2)/In addition to the number of contracts presented in the table, the Company held 837,100 stock warrants. Stock warrants can be converted to cash upon sale of those instruments or exercised for shares of common stock.

   The following table provides gross and net amounts for the Company's OTC derivatives, all of which are subject to enforceable master netting agreements.

                                     Offsets
 ($ in millions)               ------------------
                                           Cash       Net    Securities
                               Counter- collateral amount on collateral
                        Gross   party   (received)  balance  (received)  Net
                        amount netting   pledged     sheet    pledged   amount
                        ------ -------- ---------- --------- ---------- ------
 December 31, 2014
 Asset derivatives       $  7    $ (2)     $--       $  5       $(4)     $ 1
 Liability derivatives    (11)      2       --         (9)        7       (2)

 December 31, 2013
 Asset derivatives       $ 14    $(11)     $--       $  3       $(3)     $--
 Liability derivatives    (33)     11       (4)       (26)       22       (4)

   The following table provides a summary of the impacts of the Company's foreign currency contracts in cash flow hedging relationships for the years ended December 31. Amortization of net gains from accumulated other comprehensive income related to cash flow hedges is expected to be a gain of $2 million during the next twelve months. There was no hedge ineffectiveness reported in realized gains and losses in 2014, 2013 or 2012.

                                                                                          2014 2013  2012
($ in millions)                                                                           ---- ----  ----
Gain (loss) recognized in OCI on derivatives during the period                            $12  $  3  $ (6)
Gain (loss) recognized in OCI on derivatives during the term of the hedging relationship    2   (13)  (17)
Loss reclassified from AOCI into income (net investment income)                            (1)   (1)   --
Loss reclassified from AOCI into income (realized capital gains and losses)                (2)   --    (1)

   The following tables present gains and losses from valuation, settlements and hedge ineffectiveness reported on derivatives used in fair value hedging relationships and derivatives not designated as accounting hedging instruments in the Consolidated

Statements of Operations and Comprehensive Income for the years ended December 31. In 2014 and 2013, the Company had no derivatives used in fair value hedging relationships.

                                                             Realized              Interest      Loss on   Total gain (loss)
                                                     Net      capital            credited to   disposition   recognized in
                                                  investment gains and Contract contractholder     of        net income on
                                                    income    losses   benefits     funds      operations     derivatives
($ in millions)                                   ---------- --------- -------- -------------- ----------- -----------------
2014
Interest rate contracts                              $--        $(3)     $--         $ --          $(4)          $ (7)
Equity and index contracts                            --         (1)      --           38           --             37
Embedded derivative financial instruments             --         --       15          (14)          --              1
Foreign currency contracts                            --         10       --           --           --             10
Credit default contracts                              --          8       --           --           --              8
Other contracts                                       --         --       --           (2)          --             (2)
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $--        $14      $15         $ 22          $(4)          $ 47
                                                     ===        ===      ===         ====          ===           ====
2013
Interest rate contracts                              $--        $ 3      $--         $ --          $(6)          $ (3)
Equity and index contracts                            --         --       --           94           --             94
Embedded derivative financial instruments             --         (1)      74          (75)          --             (2)
Foreign currency contracts                            --         (2)      --           --           --             (2)
Credit default contracts                              --         14       --           --           --             14
Other contracts                                       --         --       --           (3)          --             (3)
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $--        $14      $74         $ 16          $(6)          $ 98
                                                     ===        ===      ===         ====          ===           ====
2012
Derivatives in fair value accounting hedging
  relationships
Interest rate contracts                              $(1)       $--      $--         $ --          $--           $ (1)
                                                     ---        ---      ---         ----          ---           ----
Derivatives not designated as accounting hedging
  instruments
Interest rate contracts                               --          2       --           --           --              2
Equity and index contracts                            --         --       --           56           --             56
Embedded derivative financial instruments             --         20       36          134           --            190
Foreign currency contracts                            --         (2)      --           --           --             (2)
Credit default contracts                              --         15       --           --           --             15
Other contracts                                       --         --       --            3           --              3
                                                     ---        ---      ---         ----          ---           ----
   Subtotal                                           --         35       36          193           --            264
                                                     ---        ---      ---         ----          ---           ----
   Total                                             $(1)       $35      $36         $193          $--           $263
                                                     ===        ===      ===         ====          ===           ====

   Changes in fair value of the Company's fair value hedging relationships for 2012 resulted in a $3 million gain on interest rate contract derivatives and a $3 million loss on the hedged risk of investments, both of which were reported in net investment income.

   The Company manages its exposure to credit risk by utilizing highly rated counterparties, establishing risk control limits, executing legally enforceable master netting agreements ("MNAs") and obtaining collateral where appropriate. The Company uses MNAs for OTC derivative transactions that permit either party to net payments due for transactions and collateral is either pledged or obtained when certain predetermined exposure limits are exceeded. As of December 31, 2014, counterparties pledged $4 million in cash and securities to the Company, and the Company pledged $7 million in securities to counterparties which includes $7 million of collateral posted under MNAs for contracts containing credit-risk-contingent provisions that are in a liability position. The Company has not incurred any losses on derivative financial instruments due to counterparty nonperformance. Other derivatives, including futures and certain option contracts, are traded on organized exchanges which require margin deposits and guarantee the execution of trades, thereby mitigating any potential credit risk.

   Counterparty credit exposure represents the Company's potential loss if all of the counterparties concurrently fail to perform under the contractual terms of the contracts and all collateral, if any, becomes worthless. This exposure is measured by the fair value of OTC derivative contracts with a positive fair value at the reporting date reduced by the effect, if any, of legally enforceable master netting agreements.

   The following table summarizes the counterparty credit exposure as of December 31 by counterparty credit rating as it relates to the Company's OTC derivatives.

                                        2014                                                     2013
($ in millions) -----------------------------------------------------    -----------------------------------------------------
                  Number                                   Exposure,       Number                                   Exposure,
                of counter-  Notional       Credit          net of       of counter-  Notional       Credit          net of
 Rating /(1)/     parties   amount /(2)/ exposure /(2)/ collateral /(2)/   parties   amount /(2)/ exposure /(2)/ collateral /(2)/
--------------- ----------- -----------  -------------  ---------------  ----------- -----------  -------------  ---------------
     A+              1         $164           $ 2             $ 1             1        $   22          $ 1             $ 1
     A               3           88             3               1             4         1,523            2              --
     A-              1            8            --              --             1            24            1              --
     BBB+            1           11            --              --             1             3           --              --
     BBB             1           52            --              --             1            76            1              --
                     -         ----           ---             ---             -        ------          ---             ---
     Total           7         $323           $ 5             $ 2             8        $1,648          $ 5             $ 1
                     =         ====           ===             ===             =        ======          ===             ===

--------
/(1)/Rating is the lower of S&P or Moody's ratings.
/(2)/Only OTC derivatives with a net positive fair value are included for each counterparty.

   Market risk is the risk that the Company will incur losses due to adverse changes in market rates and prices. Market risk exists for all of the derivative financial instruments the Company currently holds, as these instruments may become less valuable due to adverse changes in market conditions. To limit this risk, the Company's senior management has established risk control limits. In addition, changes in fair value of the derivative financial instruments that the Company uses for risk management purposes are generally offset by the change in the fair value or cash flows of the hedged risk component of the related assets, liabilities or forecasted transactions.

   Certain of the Company's derivative instruments contain credit-risk-contingent termination events, cross-default provisions and credit support annex agreements. Credit-risk-contingent termination events allow the counterparties to terminate the derivative on certain dates if ALIC's or Allstate Life Insurance Company of New York's ("ALNY") financial strength credit ratings by Moody's or S&P fall below a certain level or in the event ALIC or ALNY are no longer rated by either Moody's or S&P. Credit-risk-contingent cross-default provisions allow the counterparties to terminate the derivative instruments if the Company defaults by pre-determined threshold amounts on certain debt instruments. Credit-risk-contingent credit support annex agreements specify the amount of collateral the Company must post to counterparties based on ALIC's or ALNY's financial strength credit ratings by Moody's or S&P, or in the event ALIC or ALNY are no longer rated by either Moody's or S&P.

   The following summarizes the fair value of derivative instruments with termination, cross-default or collateral credit-risk-contingent features that are in a liability position as of December 31, as well as the fair value of assets and collateral that are netted against the liability in accordance with provisions within legally enforceable MNAs.

                                                                                            2014 2013
($ in millions)                                                                             ---- ----
Gross liability fair value of contracts containing credit-risk-contingent features          $11  $ 25
Gross asset fair value of contracts containing credit-risk-contingent features and subject
  to MNAs                                                                                    (2)   (9)
Collateral posted under MNAs for contracts containing credit-risk-contingent features        (7)  (14)
                                                                                            ---  ----
Maximum amount of additional exposure for contracts with credit-risk-contingent
  features if all features were triggered concurrently                                      $ 2  $  2
                                                                                            ===  ====

Credit derivatives - selling protection

   Free-standing credit default swaps ("CDS") are utilized for selling credit protection against a specified credit event. A credit default swap is a derivative instrument, representing an agreement between two parties to exchange the credit risk of a specified entity (or a group of entities), or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. In selling protection, CDS are used to replicate fixed income securities and to complement the cash market when credit exposure to certain issuers is not available or when the derivative alternative is less expensive than the cash market alternative. CDS typically have a five-year term.

   The following table shows the CDS notional amounts by credit rating and fair value of protection sold.

                                                       Notional amount
                                               ------------------------------
                                                            BB and       Fair
                                               AA   A   BBB lower  Total value
 ($ in millions)                               --- ---- --- ------ ----- -----
 December 31, 2014
 Single name
    Corporate debt                             $-- $ -- $--  $--   $ --  $ --
 First-to-default Basket
    Municipal                                   --  100  --   --    100    (9)
 Index
    Corporate debt                              --   22  52    6     80     2
                                               --- ---- ---  ---   ----  ----
 Total                                         $-- $122 $52  $ 6   $180  $ (7)
                                               === ==== ===  ===   ====  ====

 December 31, 2013
 Single name
    Corporate debt                             $-- $  5 $--  $--   $  5  $ --
 First-to-default Basket
    Municipal                                   --  100  --   --    100   (15)
 Index
    Corporate debt                               1   20  55    4     80     2
                                               --- ---- ---  ---   ----  ----
 Total                                         $ 1 $125 $55  $ 4   $185  $(13)
                                               === ==== ===  ===   ====  ====

   In selling protection with CDS, the Company sells credit protection on an identified single name, a basket of names in a first-to-default ("FTD") structure or credit derivative index ("CDX") that is generally investment grade, and in return receives periodic premiums through expiration or termination of the agreement. With single name CDS, this premium or credit spread generally corresponds to the difference between the yield on the reference entity's public fixed maturity cash instruments and swap rates at the time the agreement is executed. With a FTD basket, because of the additional credit risk inherent in a basket of named reference entities, the premium generally corresponds to a high proportion of the sum of the credit spreads of the names in the basket and the correlation between the names. CDX is utilized to take a position on multiple (generally 125) reference entities. Credit events are typically defined as bankruptcy, failure to pay, or restructuring, depending on the nature of the reference entities. If a credit event occurs, the Company settles with the counterparty, either through physical settlement or cash settlement. In a physical settlement, a reference asset is delivered by the buyer of protection to the Company, in exchange for cash payment at par, whereas in a cash settlement, the Company pays the difference between par and the prescribed value of the reference asset. When a credit event occurs in a single name or FTD basket (for FTD, the first credit event occurring for any one name in the basket), the contract terminates at the time of settlement. For CDX, the reference entity's name incurring the credit event is removed from the index while the contract continues until expiration. The maximum payout on a CDS is the contract notional amount. A physical settlement may afford the Company with recovery rights as the new owner of the asset.

   The Company monitors risk associated with credit derivatives through individual name credit limits at both a credit derivative and a combined cash instrument/credit derivative level. The ratings of individual names for which protection has been sold are also monitored.

Off-balance sheet financial instruments

   The contractual amounts of off-balance sheet financial instruments as of December 31 are as follows:

                                                              2014   2013
     ($ in millions)                                         ------ ------
     Commitments to invest in limited partnership interests  $1,223 $1,366
     Commitments to extend mortgage loans                        44      1
     Private placement commitments                               25      5
     Other loan commitments                                      46     26

   In the preceding table, the contractual amounts represent the amount at risk if the contract is fully drawn upon, the counterparty defaults and the value of any underlying security becomes worthless. Unless noted otherwise, the Company does not require collateral or other security to support off-balance sheet financial instruments with credit risk.

   Commitments to invest in limited partnership interests represent agreements to acquire new or additional participation in certain limited partnership investments. The Company enters into these agreements in the normal course of business. Because the investments in limited partnerships are not actively traded, it is not practical to estimate the fair value of these commitments.

   Commitments to extend mortgage loans are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at a predetermined interest rate. Commitments generally have fixed expiration dates or other termination clauses. The fair value of commitments to extend mortgage loans, which are secured by the underlying properties, is $1 million as of December 31, 2014, and is valued based on estimates of fees charged by other institutions to make similar commitments to similar borrowers.

   Private placement commitments represent conditional commitments to purchase private placement debt and equity securities at a specified future date. The Company enters into these agreements in the normal course of business. The fair value of these commitments generally cannot be estimated on the date the commitment is made as the terms and conditions of the underlying private placement securities are not yet final.

   Other loan commitments are agreements to lend to a borrower provided there is no violation of any condition established in the contract. The Company enters into these agreements to commit to future loan fundings at predetermined interest rates. Commitments generally have varying expiration dates or other termination clauses. The fair value of these commitments is insignificant.

9. Reserve for Life-Contingent Contract Benefits and Contractholder Funds

   As of December 31, the reserve for life-contingent contract benefits consists of the following:

                                                                  2014    2013
($ in millions)                                                  ------- -------
Immediate fixed annuities:
   Structured settlement annuities                               $ 6,682 $ 6,645
   Other immediate fixed annuities                                 2,246   2,279
Traditional life insurance                                         2,303   2,329
Accident and health insurance                                        238     236
Other                                                                 97     100
                                                                 ------- -------
       Total reserve for life-contingent contract benefits       $11,566 $11,589
                                                                 ======= =======

   The following table highlights the key assumptions generally used in calculating the reserve for life-contingent contract benefits.

Product                                              Mortality                      Interest rate          Estimation method
-------                                -------------------------------------- ------------------------- ------------------------

Structured settlement annuities        U.S. population with projected         Interest rate assumptions Present value of
                                       calendar year improvements; mortality  range from 2.7% to 9.0%   contractually specified
                                       rates adjusted for each impaired life                            future benefits
                                       based on reduction in life expectancy

Other immediate fixed annuities        1983 group annuity mortality table     Interest rate assumptions Present value of
                                       with internal modifications; 1983      range from 0% to 11.5%    expected future benefits
                                       individual annuity mortality table;                              based on historical
                                       Annuity 2000 mortality table with                                experience
                                       internal modifications; Annuity 2000
                                       mortality table; 1983 individual
                                       annuity mortality table with internal
                                       modifications

Traditional life insurance             Actual company experience plus loading Interest rate assumptions Net level premium range from 2.5% to 11.3%  reserve method using the
                                                                                                        Company's withdrawal
                                                                                                        experience rates;
                                                                                                        includes reserves for
                                                                                                        unpaid claims

Accident and health insurance          Actual company experience plus loading Interest rate assumptions Unearned premium;
                                                                              range from 3.0% to 6.0%   additional contract
                                                                                                        reserves for mortality
                                                                                                        risk and unpaid claims

                                                                                                        Projected benefit ratio
                                       Annuity 2012 mortality table with      Interest rate assumptions applied to cumulative
Other:                                 internal modifications                 range from 2.6% to 5.8%   assessments
   Variable annuity guaranteed
     minimum death benefits /(1)/

--------
/(1)/In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with The Prudential Insurance Company of America, a subsidiary of Prudential Financial, Inc. (collectively "Prudential").

   To the extent that unrealized gains on fixed income securities would result in a premium deficiency had those gains actually been realized, a premium deficiency reserve is recorded for certain immediate annuities with life contingencies. A liability of $28 million is included in the reserve for life-contingent contract benefits with respect to this deficiency as of December 31, 2014. The offset to this liability is recorded as a reduction of the unrealized net capital gains included in accumulated other comprehensive income. The liability was zero as of December 31, 2013.

   As of December 31, contractholder funds consist of the following:

                                                          2014    2013
       ($ in millions)                                   ------- -------
       Interest-sensitive life insurance                 $ 7,193 $ 7,104
       Investment contracts:
          Fixed annuities                                 14,284  16,172
          Funding agreements backing medium-term notes        85      89
          Other investment contracts                         254     239
                                                         ------- -------
              Total contractholder funds                 $21,816 $23,604
                                                         ======= =======

   The following table highlights the key contract provisions relating to contractholder funds.

Product                                            Interest rate                     Withdrawal/surrender charges
-------                                -------------------------------------  ------------------------------------------

Interest-sensitive life insurance      Interest rates credited range from 0%  Either a percentage of account balance
                                       to 9.0% for equity-indexed life        or dollar amount grading off generally
                                       (whose returns are indexed to the S&P  over 20 years
                                       500) and 1.0% to 6.0% for all other
                                       products

Fixed annuities                        Interest rates credited range from 0%  Either a declining or a level percentage
                                       to 9.8% for immediate annuities;       charge generally over ten years or less.
                                       (8.0)% to 13.5% for equity-indexed     Additionally, approximately 21.5% of
                                       annuities (whose returns are indexed   fixed annuities are subject to market
                                       to the S&P 500); and 0.1% to 6.0% for  value adjustment for discretionary
                                       all other products                     withdrawals

Funding agreements backing             Interest rate credited is 2.49%        Not applicable
  medium-term notes

Other investment contracts:            Interest rates used in establishing    Withdrawal and surrender charges are
   Guaranteed minimum income,          reserves range from 1.7% to 10.3%      based on the terms of the related
     accumulation and withdrawal                                              interest-sensitive life insurance or fixed
     benefits on variable /(1)/ and                                           annuity contract
     fixed annuities and secondary
     guarantees on interest-sensitive
     life insurance and fixed
     annuities

--------
/(1)/In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

   Contractholder funds include funding agreements held by VIEs issuing medium-term notes. The VIEs are Allstate Life Funding, LLC and Allstate Life Global Funding, and their primary assets are funding agreements used exclusively to back medium-term note programs.

   Contractholder funds activity for the years ended December 31 is as follows:

                                                                 2014      2013      2012
($ in millions)                                                --------  --------  -------
Balance, beginning of year                                     $ 23,604  $ 38,634  $41,669
Classified as held for sale, beginning balance                   10,945        --       --
                                                               --------  --------  -------
Total, including those classified as held for sale               34,549    38,634   41,669

Deposits                                                          1,227     2,338    2,180
Interest credited                                                   892     1,268    1,296
Benefits                                                         (1,178)   (1,521)  (1,454)
Surrenders and partial withdrawals                               (2,253)   (3,279)  (3,969)
Maturities of and interest payments on institutional products        (2)   (1,799)    (138)
Contract charges                                                   (798)   (1,032)    (995)
Net transfers from separate accounts                                  7        12       11
Other adjustments                                                    34       (72)      34
Sold in LBL disposition                                         (10,662)       --       --
Classified as held for sale, ending balance                          --   (10,945)      --
                                                               --------  --------  -------
Balance, end of year                                           $ 21,816  $ 23,604  $38,634
                                                               ========  ========  =======

   The Company offered various guarantees to variable annuity contractholders. Liabilities for variable contract guarantees related to death benefits are included in the reserve for life-contingent contract benefits and the liabilities related to the income, withdrawal and accumulation benefits are included in contractholder funds. All liabilities for variable contract guarantees are reported on a gross basis on the balance sheet with a corresponding reinsurance recoverable asset for those contracts subject to reinsurance. In 2006, the Company disposed of substantially all of its variable annuity business through reinsurance agreements with Prudential.

   Absent any contract provision wherein the Company guarantees either a minimum return or account value upon death, a specified contract anniversary date, partial withdrawal or annuitization, variable annuity and variable life insurance contractholders bear the investment risk that the separate accounts' funds may not meet their stated investment objectives. The account balances of variable annuities contracts' separate accounts with guarantees included $3.82 billion and $5.20 billion of equity, fixed income and balanced mutual funds and $467 million and $748 million of money market mutual funds as of December 31, 2014 and 2013, respectively.

   The table below presents information regarding the Company's variable annuity contracts with guarantees. The Company's variable annuity contracts may offer more than one type of guarantee in each contract; therefore, the sum of amounts listed exceeds the total account balances of variable annuity contracts' separate accounts with guarantees.

                                                                              December 31,
                                                                           -------------------
                                                                             2014      2013
($ in millions)                                                            --------- ---------
In the event of death
   Separate account value                                                  $   4,288 $   5,951
   Net amount at risk /(1)/                                                $     581 $     636
   Average attained age of contractholders                                  69 years  68 years

At annuitization (includes income benefit guarantees)
   Separate account value                                                  $   1,142 $   1,463
   Net amount at risk /(2)/                                                $     238 $     252
   Weighted average waiting period until annuitization options available        None      None

For cumulative periodic withdrawals
   Separate account value                                                  $     382 $     488
   Net amount at risk /(3)/                                                $       8 $       9

Accumulation at specified dates
   Separate account value                                                  $     480 $     732
   Net amount at risk /(4)/                                                $      24 $      27
   Weighted average waiting period until guarantee date                      4 years   5 years

--------
/(1)/Defined as the estimated current guaranteed minimum death benefit in excess of the current account balance as of the balance sheet date. /(2)/Defined as the estimated present value of the guaranteed minimum annuity payments in excess of the current account balance.
/(3)/Defined as the estimated current guaranteed minimum withdrawal balance
     (initial deposit) in excess of the current account balance as of the balance sheet date.
/(4)/Defined as the estimated present value of the guaranteed minimum accumulation balance in excess of the current account balance.

   The liability for death and income benefit guarantees is equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract excess guarantee benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract excess guarantee benefits divided by the present value of all expected contract charges. The establishment of reserves for these guarantees requires the projection of future fund values, mortality, persistency and customer benefit utilization rates. These assumptions are periodically reviewed and updated. For guarantees related to death benefits, benefits represent the projected excess guaranteed minimum death benefit payments. For guarantees related to income benefits, benefits represent the present value of the minimum guaranteed annuitization benefits in excess of the projected account balance at the time of annuitization.

   Projected benefits and contract charges used in determining the liability for certain guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based on factors such as the extent of benefit to the potential annuitant, eligibility conditions and the annuitant's attained age. The liability for guarantees is re-evaluated periodically, and adjustments are made to the liability balance through a charge or credit to contract benefits.

   Guarantees related to the majority of withdrawal and accumulation benefits are considered to be derivative financial instruments; therefore, the liability for these benefits is established based on its fair value.

   The following table summarizes the liabilities for guarantees.

                                          Liability for      Liability for   Liability for
                                      guarantees related to   guarantees   guarantees related
                                       death benefits and     related to    to accumulation
                                     interest-sensitive life    income       and withdrawal
($ in millions)                             products           benefits         benefits      Total
---------------                      ----------------------- ------------- ------------------ -----
Balance, December 31, 2013 /(1)/              $ 377              $113             $ 65        $ 555
   Less reinsurance recoverables                100                99               56          255
                                              -----              ----             ----        -----
Net balance as of December 31, 2013             277                14                9          300
Incurred guarantee benefits                      34                --                9           43
Paid guarantee benefits                          --                --               --           --
Sold in LBL disposition                        (214)              (10)              (3)        (227)
                                              -----              ----             ----        -----
   Net change                                  (180)              (10)               6         (184)
Net balance as of December 31, 2014              97                 4               15          116
   Plus reinsurance recoverables                 98                91               45          234
                                              -----              ----             ----        -----
Balance, December 31, 2014 /(2)/              $ 195              $ 95             $ 60        $ 350
                                              =====              ====             ====        =====
Balance, December 31, 2012 /(3)/              $ 309              $235             $129        $ 673
   Less reinsurance recoverables                113               220              125          458
                                              -----              ----             ----        -----
Net balance as of December 31, 2012             196                15                4          215
Incurred guarantee benefits                      83                (1)               5           87
Paid guarantee benefits                          (2)               --               --           (2)
                                              -----              ----             ----        -----
   Net change                                    81                (1)               5           85
Net balance as of December 31, 2013             277                14                9          300
   Plus reinsurance recoverables                100                99               56          255
                                              -----              ----             ----        -----
Balance, December 31, 2013 /(1)/              $ 377              $113             $ 65        $ 555
                                              =====              ====             ====        =====

--------
/(1)/Included in the total liability balance as of December 31, 2013 are reserves for variable annuity death benefits of $98 million, variable annuity income benefits of $99 million, variable annuity accumulation benefits of $43 million, variable annuity withdrawal benefits of $13 million and other guarantees of $302 million.
/(2)/Included in the total liability balance as of December 31, 2014 are reserves for variable annuity death benefits of $96 million, variable annuity income benefits of $92 million, variable annuity accumulation benefits of $32 million, variable annuity withdrawal benefits of $13 million and other guarantees of $117 million.
/(3)/Included in the total liability balance as of December 31, 2012 are reserves for variable annuity death benefits of $112 million, variable annuity income benefits of $221 million, variable annuity accumulation benefits of $86 million, variable annuity withdrawal benefits of $39 million and other guarantees of $215 million.

10. Reinsurance

   The Company reinsures certain of its risks to other insurers primarily under yearly renewable term, coinsurance and modified coinsurance agreements. These agreements result in a passing of the agreed-upon percentage of risk to the reinsurer in exchange for negotiated reinsurance premium payments. Modified coinsurance is similar to coinsurance, except that the cash and investments that support the liability for contract benefits are not transferred to the assuming company and settlements are made on a net basis between the companies.

   For certain term life insurance policies issued prior to October 2009, the Company ceded up to 90% of the mortality risk depending on the year of policy issuance under coinsurance agreements to a pool of fourteen unaffiliated reinsurers. Effective October 2009, mortality risk on term business is ceded under yearly renewable term agreements under which the Company cedes mortality in excess of its retention, which is consistent with how the Company generally reinsures its permanent life insurance business.

   The following table summarizes those retention limits by period of policy issuance.

Period                                                               Retention limits
------                            ---------------------------------------------------------------------------------------
April 2011 through current        Single life: $5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria Joint life: $8 million per life, and $10 million for contracts that meet specific criteria

July 2007 through March 2011      $5 million per life, $3 million age 70 and over, and $10 million for contracts that meet specific criteria

September 1998 through June 2007  $2 million per life, in 2006 the limit was increased to $5 million for instances when specific criteria were met

August 1998 and prior             Up to $1 million per life

   In addition, the Company has used reinsurance to effect the disposition of certain blocks of business. The Company had reinsurance recoverables of $1.46 billion and $1.51 billion as of December 31, 2014 and 2013, respectively, due from Prudential related to the disposal of substantially all of its variable annuity business that was effected through reinsurance agreements. In 2014, premiums and contract charges of $109 million, contract benefits of $36 million, interest credited to contractholder funds of $21 million, and operating costs and expenses of $20 million were ceded to Prudential. In 2013, premiums and contract charges of $120 million, contract benefits of $139 million, interest credited to contractholder funds of $22 million, and operating costs and expenses of $23 million were ceded to Prudential. In 2012, premiums and contract charges of $128 million, contract benefits of $91 million, interest credited to contractholder funds of $23 million, and operating costs and expenses of $25 million were ceded to Prudential. In addition, as of December 31, 2014 and 2013 the Company had reinsurance recoverables of $157 million and $156 million, respectively, due from subsidiaries of Citigroup (Triton Insurance and American Health and Life Insurance) and Scottish Re (U.S.) Inc. in connection with the disposition of substantially all of the direct response distribution business in 2003.

   As of December 31, 2014, the gross life insurance in force was $424.34 billion of which $97.57 billion was ceded to the unaffiliated reinsurers.

   The effects of reinsurance on premiums and contract charges for the years ended December 31 are as follows:

                                                                2014    2013    2012
($ in millions)                                                ------  ------  ------
Direct                                                         $1,084  $2,093  $2,121
Assumed
   Affiliate                                                      130     124     115
   Non-affiliate                                                  614      68      40
Ceded-non-affiliate                                              (392)   (618)   (654)
                                                               ------  ------  ------
       Premiums and contract charges, net of reinsurance       $1,436  $1,667  $1,622
                                                               ======  ======  ======

   The effects of reinsurance on contract benefits for the years ended December 31 are as follows:

                                                       2014    2013    2012
   ($ in millions)                                    ------  ------  ------
   Direct                                             $1,295  $1,805  $2,051
   Assumed
      Affiliate                                           88      82      80
      Non-affiliate                                      398      50      34
   Ceded-non-affiliate                                  (329)   (331)   (644)
                                                      ------  ------  ------
          Contract benefits, net of reinsurance       $1,452  $1,606  $1,521
                                                      ======  ======  ======

   The effects of reinsurance on interest credited to contractholder funds for the years ended December 31 are as follows:

($ in millions)                                                            2014   2013    2012
---------------                                                            ----  ------  ------
Direct                                                                     $827  $1,240  $1,288
Assumed
   Affiliate                                                                  9       9      10
   Non-affiliate                                                             82      29      19
Ceded-non-affiliate                                                         (27)    (27)    (28)
                                                                           ----  ------  ------
       Interest credited to contractholder funds, net of reinsurance       $891  $1,251  $1,289
                                                                           ====  ======  ======

   Reinsurance recoverables on paid and unpaid benefits as of December 31 are summarized in the following table.

                                               2014   2013
                    ($ in millions)           ------ ------
                    Annuities                 $1,594 $1,648
                    Life insurance               910  1,025
                    Long-term care insurance      80     78
                    Other                          2      3
                                              ------ ------
                       Total                  $2,586 $2,754
                                              ====== ======

   As of December 31, 2014 and 2013, approximately 92% and 92%, respectively, of the Company's reinsurance recoverables are due from companies rated A- or better by S&P.

11. Deferred Policy Acquisition and Sales Inducement Costs

   Deferred policy acquisition costs for the years ended December 31 are as follows:

                                                       2014    2013    2012
  ($ in millions)                                     ------  ------  ------
  Balance, beginning of year                          $1,331  $1,834  $2,165
  Classified as held for sale, beginning balance         743      --      --
                                                      ------  ------  ------
  Total, including those classified as held for sale   2,074   1,834   2,165
  Acquisition costs deferred                             163     254     262
  Amortization charged to income                        (162)   (240)   (324)
  Effect of unrealized gains and losses                  (97)    226    (269)
  Sold in LBL disposition                               (707)   (743)     --
                                                      ------  ------  ------
  Balance, end of year                                $1,271  $1,331  $1,834
                                                      ======  ======  ======

   DSI activity, which primarily relates to fixed annuities and interest-sensitive life contracts, for the years ended December 31 was as follows:

                                                         2014  2013  2012
     ($ in millions)                                     ----  ----  ----
     Balance, beginning of year                          $ 42  $ 41  $ 41
     Classified as held for sale, beginning balance        28    --    --
                                                         ----  ----  ----
     Total, including those classified as held for sale    70    41    41
     Sales inducements deferred                             4    24    22
     Amortization charged to income                        (4)   (7)  (14)
     Effect of unrealized gains and losses                 (3)   12    (8)
     Sold in LBL disposition                              (23)   --    --
     Classified as held for sale, ending balance           --   (28)   --
                                                         ----  ----  ----
     Balance, end of year                                $ 44  $ 42  $ 41
                                                         ====  ====  ====

12. Guarantees and Contingent Liabilities

Guaranty funds

   Under state insurance guaranty fund laws, insurers doing business in a state can be assessed, up to prescribed limits, for certain obligations of insolvent insurance companies to policyholders and claimants. Amounts assessed to each company are typically related to its proportion of business written in each state. The Company's policy is to accrue assessments when the entity for which the insolvency relates has met its state of domicile's statutory definition of insolvency and the amount of the loss is reasonably estimable. In most states, the definition is met with a declaration of financial insolvency by a court of competent jurisdiction. In certain states there must also be a final order of liquidation. As of December 31, 2014 and 2013, the liability balance included in other liabilities and accrued expenses was $10 million and $27 million, respectively. The related premium tax offsets included in other assets were $15 million and $31 million as of December 31, 2014 and 2013, respectively.

Guarantees

   The Company owns certain investments that obligate the Company to exchange credit risk or to forfeit principal due, depending on the nature or occurrence of specified credit events for the reference entities. In the event all such specified credit events were to occur, the Company's maximum amount at risk on these investments, as measured by the amount of the aggregate initial investment, was $4 million as of December 31, 2014. The obligations associated with these investments expire at various dates on or before March 11, 2018.

   Related to the sale of LBL on April 1, 2014, the Company has agreed to indemnify Resolution Life Holdings, Inc. related to representations, warranties and covenants of the Company, as well as for certain liabilities specifically excluded from the transaction, subject to certain contractual limitations as to the Company's maximum obligation. Indemnifications related to representations and warranties made by the Company will expire by March 31, 2015, except for those pertaining to certain tax items. Management does not believe these indemnification provisions will have a material effect on results of operations, cash flows or financial position of the Company.

   Related to the disposal through reinsurance of substantially all of the Company's variable annuity business to Prudential in 2006, the Company and the Corporation have agreed to indemnify Prudential for certain pre-closing contingent liabilities (including extra-contractual liabilities of the Company and liabilities specifically excluded from the transaction) that the Company has agreed to retain. In addition, the Company and the Corporation will each indemnify Prudential for certain post-closing liabilities that may arise from the acts of the Company and its agents, including certain liabilities arising from the Company's provision of transition services. The reinsurance agreements contain no limitations or indemnifications with regard to insurance risk transfer, and transferred all of the future risks and responsibilities for performance on the underlying variable annuity contracts to Prudential, including those related to benefit guarantees. Management does not believe this agreement will have a material effect on results of operations, cash flows or financial position of the Company.

   In the normal course of business, the Company provides standard indemnifications to contractual counterparties in connection with numerous transactions, including acquisitions and divestitures. The types of indemnifications typically provided include indemnifications for breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

   The aggregate liability balance related to all guarantees was not material as of December 31, 2014.

Regulation and Compliance

   The Company is subject to extensive laws, regulations and regulatory actions. From time to time, regulatory authorities or legislative bodies seek to impose additional regulations regarding agent and broker compensation, regulate the nature of and amount of investments, impose fines and penalties for unintended errors or mistakes, and otherwise expand overall regulation of insurance products and the insurance industry. In addition, the Company is subject to laws and regulations administered and enforced by federal agencies and other organizations, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulation Authority, and the U.S. Department of Justice. The Company has established procedures and policies to facilitate compliance with laws and regulations, to foster prudent business operations, and to support financial reporting. The Company routinely reviews its practices to validate compliance with laws and regulations and with internal procedures and policies. As a result of these reviews, from time to time the Company may decide to modify some of its procedures and policies. Such modifications, and the reviews that led to them, may be accompanied by payments being made and costs being incurred. The ultimate changes and eventual effects of these actions on the Company's business, if any, are uncertain.

   The Company is currently being examined by certain states for compliance with unclaimed property laws. It is possible that this examination may result in additional payments of abandoned funds to states and to changes in the Company's practices and procedures for the identification of escheatable funds, which could impact benefit payments and reserves, among other consequences; however, it is not likely to have a material effect on the consolidated financial statements of the Company.

13. Income Taxes

   ALIC and its subsidiaries (the "Allstate Life Group") join with the Corporation (the "Allstate Group") in the filing of a consolidated federal income tax return and are party to a federal income tax allocation agreement (the "Allstate Tax Sharing Agreement"). Under the Allstate Tax Sharing Agreement, the Allstate Life Group pays to or receives from the Corporation the amount, if any, by which the Allstate Group's federal income tax liability is affected by virtue of inclusion of the Allstate Life Group in the consolidated federal income tax return. Effectively, this results in the Allstate Life Group's annual income tax provision being computed, with adjustments, as if the Allstate Life Group filed a separate return.

   The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2011 and 2012 federal income tax returns. The IRS has completed its examination of the Allstate Group's 2009 and 2010 federal income tax returns and a final settlement related to the examination was approved by the IRS Appeals Division on September 19, 2014. The Allstate Group's tax years prior to 2009 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of the Allstate Group's tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

   The Company had no liability for unrecognized tax benefits as of December 31, 2014, 2013 or 2012, and believes it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties.

   The components of the deferred income tax assets and liabilities as of December 31 are as follows:

                                                                             2014     2013
($ in millions)                                                            -------  -------
Deferred assets
Difference in tax bases of investments                                     $    31  $    44
Deferred reinsurance gain                                                       20       23
Sale of subsidiary                                                              --      173
Other assets                                                                    15        6
                                                                           -------  -------
   Total deferred assets                                                        66      246
Deferred liabilities
Unrealized net capital gains                                                  (747)    (501)
DAC                                                                           (396)    (470)
Life and annuity reserves                                                     (255)    (273)
Other liabilities                                                              (75)     (94)
                                                                           -------  -------
   Total deferred liabilities                                               (1,473)  (1,338)
       Net deferred liability before classification as held for sale        (1,407)  (1,092)
       Deferred taxes classified as held for sale                               --     (151)
                                                                           -------  -------
       Net deferred liability                                              $(1,407) $  (941)
                                                                           =======  =======

   Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the Company's assessment that the deductions ultimately recognized for tax purposes will be fully utilized.

   The components of income tax expense for the years ended December 31 are as follows:

                                             2014 2013  2012
                   ($ in millions)           ---- ----  ----
                   Current                   $101 $ 71  $(82)
                   Deferred                   132  (52)  261
                                             ---- ----  ----
                   Total income tax expense  $233 $ 19  $179
                                             ==== ====  ====

   The Company paid income taxes of $80 million in 2014 and received refunds of $11 million and $58 million in 2013 and 2012, respectively. The Company had current income tax receivable of $7 million as of December 31, 2014 and current income tax payable of $5 million as of December 31, 2013.

   A reconciliation of the statutory federal income tax rate to the effective income tax rate on income from operations for the years ended December 31 is as follows:

                                                         2014    2013   2012
                                                         ----  ------   ----
  Statutory federal income tax rate - (benefit) expense  35.0%  (35.0)% 35.0%
  Tax credits                                            (1.9) (181.8)  (3.8)
  Dividends received deduction                           (0.9)  (46.1)  (1.4)
  Adjustments to prior year tax liabilities              (0.2)  (14.1)  (0.3)
  Sale of subsidiary                                     (1.8)  351.3     --
  State income taxes                                      0.1    15.3     --
  Non-deductible expenses                                 0.2     6.8    0.1
  Other                                                   0.2     0.1     --
                                                         ----  ------   ----
     Effective income tax rate - expense                 30.7%   96.5%  29.6%
                                                         ====  ======   ====

14. Capital Structure

Debt outstanding

   All of the Company's outstanding debt as of December 31, 2014 and 2013 relates to intercompany obligations. These obligations reflect notes due to related parties and are discussed in Note 5. The Company paid $16 million, $27 million and $48 million of interest on debt in 2014, 2013 and 2012, respectively.

15. Statutory Financial Information and Dividend Limitations

   ALIC and its insurance subsidiaries prepare their statutory-basis financial statements in conformity with accounting practices prescribed or permitted by the insurance department of the applicable state of domicile. Prescribed statutory accounting practices include a variety of publications of the NAIC, as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

   All states require domiciled insurance companies to prepare statutory-basis financial statements in conformity with the NAIC Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the applicable insurance commissioner and/or director. Statutory accounting practices differ from GAAP primarily since they require charging policy acquisition and certain sales inducement costs to expense as incurred, establishing life insurance reserves based on different actuarial assumptions, and valuing certain investments and establishing deferred taxes on a different basis.

   Statutory net income of ALIC and its insurance subsidiaries was $1.01 billion, $447 million and $382 million in 2014, 2013 and 2012, respectively. Statutory capital and surplus was $2.71 billion and $2.88 billion as of December 31, 2014 and 2013, respectively.

Dividend Limitations

   The ability of ALIC to pay dividends is dependent on business conditions, income, cash requirements and other relevant factors. The payment of shareholder dividends by ALIC to AIC without the prior approval of the Illinois Department of Insurance ("IL DOI") is limited to formula amounts based on net income and capital and surplus, determined in conformity with statutory accounting practices, as well as the timing and amount of dividends paid in the preceding twelve months. The Company did not pay dividends in 2014. Based on the formula and absent the limitation discussed as follows, the maximum amount of dividends ALIC would be able to pay without prior IL DOI approval at a given point in time during 2015 is $819 million. However, any dividend must be paid out of unassigned surplus excluding unrealized appreciation from investments, which for ALIC totaled $122 million as of December 31, 2014.

   Under state insurance laws, insurance companies are required to maintain paid up capital of not less than the minimum capital requirement applicable to the types of insurance they are authorized to write. Insurance companies are also subject to risk-based capital ("RBC") requirements adopted by state insurance regulators. A company's "authorized control level RBC" is calculated using various factors applied to certain financial balances and activity. Companies that do not maintain statutory capital and surplus at a level in excess of the company action level RBC, which is two times authorized control level RBC, are required to take specified actions. Company action level RBC is significantly in excess of the minimum capital requirements. Total statutory capital and surplus and authorized control level RBC of ALIC were $2.71 billion and $499 million, respectively, as of December 31, 2014. ALIC's insurance subsidiaries are included as a component of ALIC's total statutory capital and surplus.

Intercompany transactions

   Notification and approval of intercompany lending activities is also required by the IL DOI when ALIC does not have unassigned surplus and for transactions that exceed a level that is based on a formula using statutory admitted assets and statutory surplus.

16. Benefit Plans

Pension and other postretirement plans

   Defined benefit pension plans, sponsored by the Corporation, cover most full-time employees, certain part-time employees and employee-agents. Benefits under the pension plans are based upon the employee's length of service and eligible annual compensation. The cost allocated to the Company for the pension plans was $7 million, $51 million and $36 million in 2014, 2013 and 2012, respectively.

   The Corporation has reserved the right to modify or terminate its benefit plans at any time and for any reason.

Allstate 401(k) Savings Plan

   Employees of AIC are eligible to become members of the Allstate
401(k) Savings Plan ("Allstate Plan"). The Corporation's contributions are based on the Corporation's matching obligation and certain performance measures. The cost allocated to the Company for the Allstate Plan was $7 million, $6 million and $6 million in 2014, 2013 and 2012, respectively.

17. Other Comprehensive Income

   The components of other comprehensive (loss) income on a pre-tax and after-tax basis for the years ended December 31 are as follows:

                                                                    2014                 2013                  2012
                                                             ------------------  --------------------  --------------------
                                                             Pre-         After-   Pre-         After-  Pre-          After-
                                                             tax    Tax    tax     tax     Tax   tax    tax     Tax    tax
($ in millions)                                              ----  -----  ------ -------  ----  ------ ------  -----  ------
Unrealized net holding gains and losses arising during the
  period, net of related offsets                             $805  $(282)  $523  $(1,047) $367  $(680) $1,180  $(414)  $766

Less: reclassification adjustment of realized capital gains
  and losses                                                  104    (36)    68       42   (15)    27     (84)    29    (55)
                                                             ----  -----   ----  -------  ----  -----  ------  -----   ----
Unrealized net capital gains and losses                       701   (246)   455   (1,089)  382   (707)  1,264   (443)   821
Unrealized foreign currency translation adjustments            (6)     2     (4)       3    (1)     2      --     --     --
                                                             ----  -----   ----  -------  ----  -----  ------  -----   ----
Other comprehensive income (loss)                            $695  $(244)  $451  $(1,086) $381  $(705) $1,264  $(443)  $821
                                                             ====  =====   ====  =======  ====  =====  ======  =====   ====

18. Quarterly Results (unaudited)

                        First Quarter Second Quarter Third Quarter Fourth Quarter
                        ------------- -------------- -----------   --------------
                         2014   2013  2014    2013   2014   2013   2014    2013
     ($ in millions)    ------ ------ ----   ------  ----  ------  ----   ------
     Revenues           $1,049 $1,049 $851   $1,087  $823  $1,016  $937   $1,076
     Net income (loss)     127    109  132      150    84    (394)  183       97

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      SCHEDULE I - SUMMARY OF INVESTMENTS
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 2014

                                                                                               Amount at
                                                                             Cost/            which shown
                                                                           amortized  Fair      in the
                                                                             cost     value  Balance Sheet
($ in millions)                                                            --------- ------- -------------
Type of investment
Fixed maturities:
   Bonds:
       United States government, government agencies and authorities        $   668  $   770    $   770
       States, municipalities and political subdivisions                      3,156    3,662      3,662
       Foreign governments                                                      654      735        735
       Public utilities                                                       3,736    4,235      4,235
       Convertibles and bonds with warrants attached                            178      156        156
       All other corporate bonds                                             15,551   16,594     16,594
   Asset-backed securities                                                      773      765        765
   Residential mortgage-backed securities                                       554      605        605
   Commercial mortgage-backed securities                                        538      579        579
   Redeemable preferred stocks                                                   14       16         16
                                                                            -------  -------    -------
       Total fixed maturities                                                25,822  $28,117     28,117
                                                                                     =======
Equity securities:
   Common stocks:
       Public utilities                                                          24  $    24         24
       Banks, trusts and insurance companies                                    177      177        177
       Industrial, miscellaneous and all other                                  701      743        743
   Nonredeemable preferred stocks                                                25       26         26
                                                                            -------  -------    -------
       Total equity securities                                                  927  $   970        970
                                                                                     =======
Mortgage loans on real estate                                                 3,686  $ 3,922      3,686
                                                                                     =======
Real estate (includes $5 acquired in satisfaction of debt)                       32                  32
Policy loans                                                                    616                 616
Derivative instruments                                                           87  $    90         90
                                                                            -------  =======    -------
Limited partnership interests                                                 2,024               2,024
Other long-term investments                                                   1,074               1,074
Short-term investments                                                          857  $   857        857
                                                                            -------  =======    -------
       Total investments                                                    $35,125             $37,466
                                                                            =======             =======

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           SCHEDULE IV - REINSURANCE

                                                                                  Percentage
                                                 Ceded to      Assumed            of amount
                                      Gross       other       from other   Net     assumed
                                      amount  companies /(1)/ companies   amount    to net
($ in millions)                      -------- --------------  ---------- -------- ----------
Year ended December 31, 2014
Life insurance in force              $119,024    $ 97,574      $305,313  $326,763    93.4%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,022    $    353      $    674  $  1,343    50.2%
   Accident and health insurance           62          39            70        93    75.3%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  1,084    $    392      $    744  $  1,436    51.8%
                                     ========    ========      ========  ========
Year ended December 31, 2013
Life insurance in force              $512,105    $195,414      $ 28,060  $344,751     8.1%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,969    $    532      $    125  $  1,562     8.0%
   Accident and health insurance          124          86            67       105    63.8%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  2,093    $    618      $    192  $  1,667    11.5%
                                     ========    ========      ========  ========
Year ended December 31, 2012
Life insurance in force              $505,436    $208,967      $ 28,211  $324,680     8.7%
                                     ========    ========      ========  ========
Premiums and contract charges:
   Life insurance                    $  1,978    $    550      $     95  $  1,523     6.2%
   Accident and health insurance          143         104            60        99    60.6%
                                     --------    --------      --------  --------
Total premiums and contract charges  $  2,121    $    654      $    155  $  1,622     9.6%
                                     ========    ========      ========  ========

--------
/(1)/No reinsurance or coinsurance income was netted against premium ceded in 2014, 2013 or 2012.

               ALLSTATE LIFE INSURANCE COMPANY AND SUBSIDIARIES
           SCHEDULE V - VALUATION ALLOWANCES AND QUALIFYING ACCOUNTS

                                                                Additions
($ in millions)                                             ------------------
                                                   Balance  Charged                       Balance
                                                    as of   to costs                       as of
                                                  beginning   and      Other              end of
Description                                       of period expenses additions Deductions period
-----------                                       --------- -------- --------- ---------- -------
Year ended December 31, 2014
Allowance for estimated losses on mortgage loans     $21      $ (5)     $--       $ 8       $ 8
Year ended December 31, 2013
Allowance for estimated losses on mortgage loans     $42      $(11)     $--       $10       $21
Year ended December 31, 2012
Allowance for estimated losses on mortgage loans     $63      $ (5)     $--       $16       $42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contractholders of
Charter National Variable Annuity Account and Board of Directors of
Charter National Life Insurance Company:

We have audited the accompanying statements of net assets of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Annuity Account (the "Account") as of December 31, 2014, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights in Note 6 for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Account is not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2014, by correspondence with the Account's fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the individual sub-accounts disclosed in Note 1 which comprise the Charter National Variable Annuity Account as of December 31, 2014, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights in Note 6 for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Chicago, IL
March 31, 2015

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
-----------------------------------------------------------------------------------------------------------------------------------

                                        Deutsche        Deutsche       Deutsche         Deutsche        Deutsche         Deutsche
                                        Variable        Variable       Variable         Variable        Variable         Variable
                                        Series I        Series I       Series I         Series I        Series I        Series II
                                      Sub-Account      Sub-Account    Sub-Account      Sub-Account     Sub-Account     Sub-Account
                                     --------------  --------------  --------------  --------------  --------------  --------------
                                                                                        Deutsche                        Deutsche
                                        Deutsche        Deutsche        Deutsche         Global        Deutsche          Global
                                          Bond       Capital Growth    Core Equity     Small Cap     International   Income Builder
                                      VIP Class A      VIP Class A     VIP Class A     VIP Class A    VIP Class A     VIP Class A
                                     --------------  --------------  --------------  --------------  --------------  --------------
ASSETS
Investments, at fair value           $    4,469,821  $   44,106,829  $   17,132,265  $   12,818,034  $   13,221,138  $   12,660,123
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total assets                       $    4,469,821  $   44,106,829  $   17,132,265  $   12,818,034  $   13,221,138  $   12,660,123
                                     ==============  ==============  ==============  ==============  ==============  ==============
NET ASSETS
Accumulation units                   $    4,469,821  $   44,106,829  $   17,132,265  $   12,818,034  $   13,221,138  $   12,660,123
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Total net assets                   $    4,469,821  $   44,106,829  $   17,132,265  $   12,818,034  $   13,221,138  $   12,660,123
                                     ==============  ==============  ==============  ==============  ==============  ==============
FUND SHARE INFORMATION
Number of shares                            788,328       1,472,682       1,342,654         877,347       1,682,079         514,221
                                     ==============  ==============  ==============  ==============  ==============  ==============
Cost of investments                  $    4,714,050  $   28,012,619  $   11,935,382  $   11,611,011  $   15,863,594  $   11,219,843
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNIT VALUE (a)
  Lowest                             $         3.02  $         8.44  $        51.69  $        53.02  $        45.06  $        14.65
                                     ==============  ==============  ==============  ==============  ==============  ==============
  Highest                            $        41.91  $       106.03  $        51.69  $        53.02  $        45.06  $        15.53
                                     ==============  ==============  ==============  ==============  ==============  ==============

(a) The high and low accumulation unit value ("AUV") are reported at the same amount where there is only one policy offered for investment in the  Sub-Account. Otherwise, when more than one policy is available for investment, a high and low AUV is reported.

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENT OF NET ASSETS
DECEMBER 31, 2014
-----------------------------------------------------------------------------------------------------------------------------------

                                         Deutsche          Deutsche
                                         Variable          Variable
                                        Series II          Series II
                                       Sub-Account        Sub-Account
                                     ---------------  -------------------
                                         Deutsche          Deutsche
                                       Money Market      Small Mid Cap
                                       VIP Class A     Growth VIP Class A
                                     ---------------  -------------------
ASSETS
Investments, at fair value           $     5,564,525  $          2,199,708
                                     ---------------  --------------------
  Total assets                       $     5,564,525  $          2,199,708
                                     ===============  ====================
NET ASSETS
Accumulation units                   $     5,564,525  $          2,199,708
                                     ---------------  --------------------
  Total net assets                   $     5,564,525  $          2,199,708
                                     ===============  ====================
FUND SHARE INFORMATION
Number of shares                           5,564,525                96,394
                                     ===============  ====================
Cost of investments                  $     5,564,525  $          1,501,864
                                     ===============  ====================
ACCUMULATION UNIT VALUE
  Lowest                             $          9.80  $              18.56
                                     ===============  ====================
  Highest                            $         10.30  $              18.56
                                     ===============  ====================

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
-----------------------------------------------------------------------------------------------------------------------------------

                                  Deutsche          Deutsche         Deutsche         Deutsche         Deutsche         Deutsche
                                  Variable          Variable         Variable         Variable         Variable         Variable
                                  Series I          Series I         Series I         Series I          Series I        Series II
                               Sub-Account (b)  Sub-Account (b)  Sub-Account (b)  Sub-Account (b)  Sub-Account (b)  Sub-Account (h)
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
                                                                                      Deutsche
                                   Deutsche        Deutsche          Deutsche          Global          Deutsche     Deutsche Global
                                     Bond       Capital Growth     Core Equity       Small Cap      International   Income Builder
                               VIP Class A (c)  VIP Class A (d)  VIP Class A (e)  VIP Class A (f)  VIP Class A (g)  VIP Class A (i)
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET INVESTMENT INCOME
  (LOSS)
Dividends                      $       167,694  $       272,369  $       169,136  $       122,268  $       263,637  $       420,022
Charges from Charter
  National Life
  Insurance Company:
    Mortality and expense risk         (19,795)        (174,442)         (64,886)         (56,059)         (61,533)         (54,654)
    Contract administration            (14,585)        (129,712)         (48,640)         (42,023)         (46,127)         (40,786)
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Net investment income
      (loss)                            133,314          (31,785)          55,610           24,186          155,977          324,582
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON
  INVESTMENTS
Realized gains (losses) on
  fund shares:
    Proceeds from sales              1,554,523        7,042,806        2,318,126        2,153,158        2,220,429        2,399,601
    Cost of investments sold         1,650,352        4,720,940        1,709,369        1,758,780        2,409,839        2,039,658
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
      Realized gains (losses)
        on fund shares                 (95,829)       2,321,866          608,757          394,378         (189,410)         359,943
Realized gain distributions                  -        2,490,014                -        1,584,403                -        1,384,664
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Net realized gains (losses)       (95,829)       4,811,880          608,757        1,978,781         (189,410)       1,744,607
Change in unrealized gains
  (losses)                             246,102           84,773        1,030,278       (2,682,731)      (1,905,918)      (1,643,302)
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
    Net realized and unrealized
      gains (losses) on
      investments                     150,273        4,896,653        1,639,035         (703,950)      (2,095,328)         101,305
                               ---------------  ---------------  ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET
  ASSETS FROM OPERATIONS       $       283,587  $     4,864,868  $     1,694,645  $      (679,764) $    (1,939,351) $       425,887
                               ===============  ===============  ===============  ===============  ===============  ===============

(b) Previously known as DWS Variable Series I
(c) Previously known as DWS VIP  Bond A
(d) Previously known as DWS VIP Capital Growth A
(e) Previously known as  DWS VIP Core Equity A
(f) Previously known as DWS VIP Global Small Cap Growth A
(g) Previously known as DWS VIP International
(h) Previously known as DWS Variable Series II
(i) Previously known as DWS VIP Global Income Builder A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014
-----------------------------------------------------------------------------------------------------------------------------------

                                           Deutsche Variable        Deutsche Variable
                                               Series II               Series II
                                            Sub-Account (h)         Sub-Account (h)
                                         ----------------------  ----------------------
                                                 Deutsche                Deutsche
                                               Money Market           Small Mid Cap
                                             VIP Class A (j)     Growth VIP Class A (k)
                                         ----------------------  ----------------------
NET INVESTMENT INCOME (LOSS)
Dividends                                $                  602  $                    -
Charges from Charter National Life
  Insurance Company:
    Mortality and expense risk                          (24,304)                 (9,401)
    Contract administration                             (18,135)                 (7,048)
                                         ----------------------  ----------------------
    Net investment income (loss)                        (41,837)                (16,449)
                                         ----------------------  ----------------------
NET REALIZED AND UNREALIZED GAINS
  (LOSSES) ON INVESTMENTS
Realized gains (losses) on fund shares:
    Proceeds from sales                               2,360,085                 925,321
    Cost of investments sold                          2,360,085                 638,435
                                         ----------------------  ----------------------
      Realized gains (losses)
        on fund shares                                        -                 286,886
Realized gain distributions                                   -                       -
                                         ----------------------  ----------------------
    Net realized gains (losses)                               -                 286,886
Change in unrealized gains (losses)                           -                (148,145)
                                         ----------------------  ----------------------
    Net realized and unrealized
      gains (losses) on investments                           -                 138,741
                                         ----------------------  ----------------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS                        $              (41,837) $              122,292
                                         ======================  ======================

(h) Previously known as DWS Variable Series II
(j) Previously known as DWS VIP Money Market A II
(k) Previously known as DWS VIP Small Mid Cap Growth A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                Deutsche                         Deutsche                        Deutsche
                                           Variable Series I                Variable Series I               Variable Series I
                                            Sub-Account (b)                  Sub-Account (b)                 Sub-Account (b)
                                     ------------------------------  ------------------------------  ------------------------------
                                                Deutsche                       Deutsche                        Deutsche
                                          Bond VIP Class A (c)       Capital Growth VIP Class A (d)   Core Equity VIP Class A (e)
                                     ------------------------------  ------------------------------  ------------------------------
                                          2014            2013            2014            2013           2014            2013
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $      133,314  $      146,439  $      (31,785) $      233,873  $       55,610  $      111,748
Net realized gains (losses)                 (95,829)        (65,408)      4,811,880       1,327,897         608,757         290,254
Change in unrealized gains (losses)         246,102        (274,014)         84,773      10,429,771       1,030,278       4,118,661
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                           283,587        (192,983)      4,864,868      11,991,541       1,694,645       4,520,663
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      1,500          28,265          30,449          30,757          28,780          24,557
Benefit payments                           (437,457)       (209,357)     (2,625,862)       (982,751)       (663,954)       (388,703)
Payments on termination                    (425,888)       (274,435)     (2,751,164)     (3,648,103)     (1,063,970)       (807,958)
Contract Maintenance Charge                       -               -             (30)            (30)              -               -
Transfers among the sub-accounts
  and with the Fixed Account - net          276,423        (349,388)       (605,470)       (274,550)        892,083         (15,277)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions               (585,422)       (804,915)     (5,952,077)     (4,874,677)       (807,061)     (1,187,381)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS          (301,835)       (997,898)     (1,087,209)      7,116,864         887,584       3,333,282
NET ASSETS AT BEGINNING OF PERIOD         4,771,656       5,769,554      45,194,038      38,077,174      16,244,681      12,911,399
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $    4,469,821  $    4,771,656  $   44,106,829  $   45,194,038  $   17,132,265  $   16,244,681
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  149,085         168,880         525,099         636,321         348,969         378,228
      Units issued                           25,360           9,676          19,294          18,401          37,502          27,171
      Units redeemed                        (39,251)        (29,471)        (86,334)       (129,623)        (55,033)        (56,430)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of period        135,194         149,085         458,059         525,099         331,438         348,969
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Previously known as DWS Variable Series I
(c) Previously known as DWS VIP Bond A
(d) Previously known as DWS VIP Capital Growth A
(e) Previously known as DWS VIP Core Equity A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                 Deutsche                        Deutsche                      Deutsche
                                            Variable Series I               Variable Series I             Variable Series II
                                             Sub-Account (b)                 Sub-Account (b)               Sub-Account (h)
                                     ------------------------------  ------------------------------  ------------------------------
                                                Deutsche
                                            Global Small Cap                  Deutsche                  Deutsche Global Income
                                             VIP Class A (f)         International VIP Class A (g)      Builder VIP Class A (i)
                                     ------------------------------  ------------------------------  ------------------------------
                                          2014            2013            2014            2013           2014            2013
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)         $       24,186  $      (10,767) $      155,977  $      738,564  $      324,582  $      185,779
Net realized gains (losses)               1,978,781       1,258,849        (189,410)       (272,135)      1,744,607         296,276
Change in unrealized gains (losses)      (2,682,731)      2,886,951      (1,905,918)      2,391,440      (1,643,302)      1,558,795
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from operations                          (679,764)      4,135,033      (1,939,351)      2,857,869         425,887       2,040,850
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                     10,277          11,587          55,475          12,939          14,662          64,110
Benefit payments                           (446,265)       (170,895)       (611,321)       (374,654)       (934,153)       (207,443)
Payments on termination                    (653,591)       (769,881)     (1,210,622)     (1,072,550)       (959,508)     (1,359,249)
Contract Maintenance Charge                       -               -               -               -             (30)            (30)
Transfers among the sub-accounts
  and with the Fixed Account - net         (586,884)       (426,640)        (52,353)       (164,617)       (142,384)       (182,394)
                                     --------------  --------------  --------------  --------------  --------------  --------------
Increase (decrease) in net assets
  from contract transactions             (1,676,463)     (1,355,829)     (1,818,821)     (1,598,882)     (2,021,413)     (1,685,006)
                                     --------------  --------------  --------------  --------------  --------------  --------------
INCREASE (DECREASE) IN NET ASSETS        (2,356,227)      2,779,204      (3,758,172)      1,258,987      (1,595,526)        355,844
NET ASSETS AT BEGINNING OF PERIOD        15,174,261      12,395,057      16,979,310      15,720,323      14,255,649      13,899,805
                                     --------------  --------------  --------------  --------------  --------------  --------------
NET ASSETS AT END OF PERIOD          $   12,818,034  $   15,174,261  $   13,221,138  $   16,979,310  $   12,660,123  $   14,255,649
                                     ==============  ==============  ==============  ==============  ==============  ==============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  272,449         300,419         330,188         364,970         946,565       1,068,789
      Units issued                            8,562          18,627           9,178           6,047          30,439          17,385
      Units redeemed                        (39,263)        (46,597)        (45,926)        (40,829)       (161,751)       (139,609)
                                     --------------  --------------  --------------  --------------  --------------  --------------
  Units outstanding at end of period        241,748         272,449         293,440         330,188         815,253         946,565
                                     ==============  ==============  ==============  ==============  ==============  ==============

(b) Previously known as DWS Variable Series I
(f) Previously known as DWS VIP Global Small Cap Growth A
(g) Previously known as DWS VIP International
(h) Previously known as DWS Variable Series II
(i) Previously known as DWS VIP Global Income Builder A

See notes to financial statements.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31,
-----------------------------------------------------------------------------------------------------------------------------------

                                                Deutsche                        Deutsche
                                           Variable Series II              Variable Series II
                                            Sub-Account (h)                  Sub-Account (h)
                                    --------------------------------  --------------------------------
                                                Deutsche                   Deutsche Small Mid Cap
                                       Money Market VIP Class A (j)        Growth VIP Class A (k)
                                    --------------------------------  --------------------------------
                                          2014              2013            2014           2013
                                    ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS
Net investment income (loss)        $       (41,837) $       (43,548) $       (16,449) $       (12,225)
Net realized gains (losses)                       -                -          286,886          128,649
Change in unrealized gains (losses)               -                -         (148,145)         612,347
                                    ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net assets
  from operations                           (41,837)         (43,548)         122,292          728,771
                                    ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS
  FROM CONTRACT TRANSACTIONS
Deposits                                      5,260            5,436            6,474            6,128
Benefit payments                           (355,005)        (438,142)         (67,303)         (96,061)
Payments on termination                    (785,548)      (1,167,951)        (109,597)        (183,775)
Contract Maintenance Charge                     (30)             (30)               -                -
Transfers among the sub-accounts
  and with the Fixed Account - net          237,363        1,459,517         (365,347)         132,942
                                    ---------------  ---------------  ---------------  ---------------
Increase (decrease) in net assets
  from contract transactions               (897,960)        (141,170)        (535,773)        (140,766)
                                    ---------------  ---------------  ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS          (939,797)        (184,718)        (413,481)         588,005
NET ASSETS AT BEGINNING OF PERIOD         6,504,322        6,689,040        2,613,189        2,025,184
                                    ---------------  ---------------  ---------------  ---------------
NET ASSETS AT END OF PERIOD         $     5,564,525  $     6,504,322  $     2,199,708  $     2,613,189
                                    ===============  ===============  ===============  ===============
ACCUMULATION UNITS OUTSTANDING
  Units outstanding at beginning of
    period                                  627,509          640,856          147,752          162,352
      Units issued                          217,456          337,719           24,861           34,670
      Units redeemed                       (304,357)        (351,066)         (54,113)         (49,270)
                                    ---------------  ---------------  ---------------  ---------------
  Units outstanding at end of period        540,608          627,509          118,500          147,752
                                    ===============  ===============  ===============  ===============

(h) Previously known as DWS Variable Series II
(j) Previously known as DWS VIP Money Market A II
(k) Previously known as DWS VIP Small Mid Cap Growth A

See notes to financial statements.

1.     Organization

     Charter National Variable Annuity Account (the "Account"), a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, is a Separate Account of Charter National Life Insurance Company ("Charter National"). The assets of the Account are legally segregated from those of Charter National. Charter National is a wholly owned subsidiary of Allstate Life Insurance Company, which is a wholly owned subsidiary of Allstate Insurance Company, which is wholly owned by Allstate Insurance Holdings, LLC, which is wholly owned by The Allstate Corporation. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     The assets within the Account are legally segregated from each other into sub-accounts (the "sub-accounts"). Charter National issued the Scudder Horizon Plan variable annuity contract and the Helmsman variable annuity contract (collectively the "Contracts"), the deposits of which are invested at the direction of the contractholders in the sub-accounts that comprise the Account. The Account accepts additional deposits from existing contractholders but is closed to new contractholders. Absent any contract provisions wherein Charter National contractually guarantees either a minimum return or account value upon death or annuitization, variable annuity contractholders bear the investment risk that the sub-accounts may not meet their stated investment objectives. The sub-account names listed below correspond to mutual fund portfolios (Fund or Funds) in which they invest:



     Deutsche Variable Series I (Previously                          Deutsche Variable Series II (Previously known
      known as DWS Variable Series I)                                 as DWS Variable Series II)
          Deutsche Bond VIP Class A (Previously                           Deutsche Global Income Builder VIP Class A
            known as DWS VIP Bond A)                                        (Previously known as DWS VIP Global
          Deutsche Capital Growth VIP Class A                               Income Builder A)
            (Previously known as DWS VIP Capital                          Deutsche Money Market VIP Class A
            Growth A)                                                       (Previously known as DWS VIP Money
          Deutsche Core Equity VIP Class A                                  Market A II)
            (Previously known as DWS VIP Core                             Deutsche Small Mid Cap Growth VIP Class A
            Equity A)                                                       (Previously known as DWS VIP Small Mid
          Deutsche Global Small Cap VIP Class A                             Cap Growth A)
            (Previously known as DWS VIP Global
            Small Cap Growth A)
          Deutsche International VIP Class A
            (Previously known as DWS VIP
            International)


     The net assets are affected by the investment results of each Fund, transactions by contractholders and certain contract expenses (see Note 4). Contractholders' interests consist of accumulation units of the sub-account. The accompanying financial statements include only contractholders' purchase payments applicable to the variable portions of their contracts and exclude any purchase payments directed by the contractholder to the "Fixed Account" in which the contractholders' deposits are included in the Charter National general account assets and earn a fixed rate of return.

     A contractholder may choose from among a number of different underlying mutual fund portfolio options. The underlying mutual fund portfolios are not available to the general public directly. These portfolios are available as investment options in variable annuity contracts or variable life insurance policies issued by life insurance companies, or in certain cases, through participation in certain qualified pension or retirement plans.

     Some of these underlying mutual fund portfolios have been established by investment advisers that manage publicly traded mutual funds that have similar names and investment objectives. While some of the underlying mutual fund portfolios may be similar to and may in fact be modeled after publicly traded mutual funds, the underlying mutual fund portfolios are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual fund portfolios may differ substantially.

2.     Summary of Significant Accounting Policies

     The Account is an investment company and, accordingly, follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board Accounting Standards Codification Topic 946 - Investment Companies, which is part of GAAP.

     Investments - Investments consist of shares of the Funds and are stated at fair value based on the reported net asset values of each corresponding Fund, which in turn value their investment securities at fair value. The difference between cost and fair value of shares owned on the day of measurement is recorded as unrealized gain or loss on investments.

     Dividends - Dividends declared by the Funds are recognized on the ex-dividend date.

     Net Realized Gains and Losses - Net realized gains and losses on fund shares represent the difference between the proceeds from sales of shares of the Funds by the sub-accounts and the cost of such shares, which is determined on a weighted average basis, and realized gain distributions received from the underlying mutual fund portfolios. Transactions are recorded on a trade date basis. Distributions of net realized gains are recorded on the Funds' ex-distribution date.

     Federal Income Taxes - The Account intends to qualify as a segregated asset account as defined by the Internal Revenue Code of 1986 ("Code"). In order to qualify as a segregated asset account, each sub-account is required to satisfy the diversification requirements of Section 817(h) of the Code. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either the statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of the Treasury. The operations of the Account are included in the tax return of Charter National. Charter National is taxed as a life insurance company under the Code and joins with The Allstate Corporation and its eligible domestic subsidiaries in the filing of a consolidated federal income tax return. No income taxes are allocable to the Account.

     The Account had no liability for unrecognized tax benefits as of December 31, 2014. The Account believes that it is reasonably possible that the liability balance will not significantly increase within the next twelve months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

     Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Subsequent events were evaluated through March 31, 2015, the date the financial statements were available to be issued.

3.     Fair Value of Assets

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets recorded on the Statement of Net Assets at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

          Level 1: Assets whose values are based on unadjusted quoted prices for identical assets in an active market that the Account can access.

          Level  2: Assets  whose  values  are  based  on  the  following:

                    (a) Quoted prices for similar assets in active markets;
                    (b) Quoted prices for identical or similar assets in markets that are not active; or
                    (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset.

          Level 3: Assets whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. U nobservable inputs reflect the Account's estimates of the assumptions that market participants would use in valuing the assets.

     In determining fair value, the Account uses the market approach which generally utilizes market transaction data for the same or similar instruments. All investments during the reporting period consist of shares of the Funds that have daily quoted net asset values for identical assets that the sub-account can access and are categorized as Level 1. Net asset values for these actively traded Funds are obtained daily from the Funds' managers. The Account's policy is to recognize transfers of securities among the levels at the beginning of the reporting period.

4.     Expenses

     Mortality and Expense Risk Charge - Charter National assumes mortality and expense risks related to the operations of the Account and deducts charges daily from the Scudder Horizon Plan contract at a rate equal to .40% per annum of the daily net assets of the Account, but reserves the right to increase the charges for this contract to .70%. For the Helmsman contract, the rate for mortality and expense risk charge is .90% per annum. The mortality and expense risk charge is recognized as a reduction in accumulation unit values and reported on the Statement of Operations. The mortality and expense risk charge covers insurance benefits available with the contracts and certain expenses of the contracts. It also covers the risk that the current charges will not be sufficient in the future to cover the cost of administering the contracts.

     Contract Administration Charge - Charter National deducts administrative expense charges daily at a rate equal to .30% per annum of the daily net assets of the Account for the Scudder Horizon Plan contract and .40% per annum of the daily net assets of the Account for the Helmsman contract. The contract administration charge is recognized as a reduction in accumulation unit values and reported on the Statement of Operations.

     Records Maintenance Charge - Charter National deducts an annual maintenance charge of $30 for the Helmsman contract if the accumulated value in a contract is less than $50,000. Charter National is contractually permitted to deduct an annual maintenance charge of $40 for the Scudder Horizon Plan contract but did not do so in the current or prior years. These charges, if deducted, are recognized as a redemption of units and reported as Contract Maintenance Charge on the Statements of Changes in Net Assets.

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   PURCHASES OF INVESTMENTS

     The cost of investments purchased during the year ended December 31, 2014 was as follows:

                                                                                          Purchases
                                                                                       ---------------
     Investments in the Deutsche Variable Series I Sub-Accounts (b):
           Deutsche Bond VIP Class A (c)                                               $     1,102,416
           Deutsche Capital Growth VIP Class A (d)                                           3,548,958
           Deutsche Core Equity VIP Class A (e)                                              1,566,675
           Deutsche Global Small Cap VIP Class A (f)                                         2,085,284
           Deutsche International VIP Class A (g)                                              557,585

     Investments in the Deutsche Variable Series II Sub-Accounts (h):
           Deutsche Global Income Builder VIP Class A (i)                                    2,087,434
           Deutsche Money Market VIP Class A (j)                                             1,420,289
           Deutsche Small Mid Cap Growth VIP Class A (k)                                       373,099
                                                                                       ---------------
                                                                                       $    12,741,740
                                                                                       ===============

           (b) Previously known as DWS Variable Series I
           (c) Previously known as DWS VIP Bond A
           (d) Previously known as DWS VIP Capital Growth A
           (e) Previously known as DWS VIP Core Equity A
           (f) Previously known as DWS VIP Global Small Cap Growth A
           (g) Previously known as DWS VIP International
           (h) Previously known as DWS Variable Series II
           (i) Previously known as DWS VIP Global Income Builder A
           (j) Previously known as DWS VIP Money Market A II
           (k) Previously known as DWS VIP Small Mid Cap Growth A

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS

     A summary of accumulation units outstanding, accumulation unit values, net assets, investment income ratios, expense ratios, excluding expenses of the underlying funds, and total return ratios by sub-accounts is presented below for each of the five years in the period ended December 31, 2014.

     ITEMS IN THE FOLLOWING TABLE ARE NOTATED AS FOLLOWS:

         * INVESTMENT INCOME RATIO - These amounts represent dividends, excluding realized gain distributions, received by the sub-account from the underlying mutual fund, net of management fees assessed by the Fund manager, divided by the average net assets. These ratios exclude those expenses that result in a reduction in the accumulation unit values or redemption of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying mutual fund in which the sub-account invests. The investment income ratio for each product may differ due to the timing of contract transactions.

               Sub-accounts with a date notation indicate the effective date of that investment option in the Account. Consistent with the total return investment income ratio is calculated for the period or from the effective date through the end of the reporting period. The investment income ratio for closed sub-accounts is calculated from the beginning of period, or from the effective date, through the last day the sub-account was open. The investment income ratio is reported at zero when no dividend is received in the Sub-Account during the period or the net asset value at the end of the period is zero.

         ** EXPENSE RATIO - These amounts represent the annualized contract expenses of the sub-account, consisting of mortality and expense risk charges, and contract administration charges, for each period indicated. The ratios include only those expenses that are charged that result in a reduction in the accumulation unit values. Charges made directly to contractholder accounts through the redemption of units and expenses of the underlying Fund have been excluded.

         *** TOTAL RETURN - These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and expenses assessed through the reduction in the accumulation unit values. The ratio does not include any expenses assessed through the redemption of units. The total return is calculated as the change in the accumulation unit value during the reporting period, or the effective period if less than the reporting period, divided by the beginning of period accumulation unit value or the accumulation unit value on the effective date.

                                                           Scudder Horizon Plan Contracts
                                    ----------------------------------------------------------------------------
                                                  At December 31,               For the year ended December 31,
                                    -----------------------------------------  ---------------------------------
                                     Accumulation   Accumulation   Net Assets    Investment   Expense    Total
                                     Units (000s)    Unit Value      (000s)    Income Ratio*  Ratio**  Return***
                                    --------------  ------------  -----------  -------------  -------  ---------
Investments in the Deutsche
  Variable Series I
  Sub-Accounts (b):
    Deutsche Bond VIP Class A (c)
      2014                                     104  $      41.91  $     4,377           3.63%    0.70%      5.89%
      2013                                     118         39.58        4,684           3.47     0.70      -3.71
      2012                                     138         41.10        5,677           4.17     0.70       7.02
      2011                                     153         38.41        5,881           4.21     0.70       4.95
      2010                                     177         36.60        6,491           4.15     0.70       6.04

    (b) Previously known as DWS Variable Series I
    (c) Previously known as DWS VIP Bond A

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   Scudder Horizon Plan Contracts (continued)
                                    ----------------------------------------------------------------------------
                                                  At December 31,               For the year ended December 31,
                                    -----------------------------------------  ---------------------------------
                                     Accumulation   Accumulation   Net Assets    Investment   Expense    Total
                                     Units (000s)    Unit Value      (000s)    Income Ratio*  Ratio**  Return***
                                    --------------  ------------  -----------  -------------  -------  ---------
Investments in the Deutsche
  Variable Series I
  Sub-Accounts (b) (continued):
    Deutsche Capital Growth VIP Class A (d)
      2014                                     412  $     106.03  $    43,721           0.61%    0.70%     12.18%
      2013                                     474         94.52       44,807           1.26     0.70      33.70
      2012                                     530         70.69       37,472           0.92     0.70      15.24
      2011                                     578         61.35       35,455           0.79     0.70      -5.14
      2010                                     637         64.67       41,208           0.89     0.70      15.89
    Deutsche
    Core Equity VIP Class A (e)
      2014                                     331         51.69       17,132           1.01     0.70      11.04
      2013                                     349         46.55       16,245           1.47     0.70      36.37
      2012                                     378         34.14       12,911           1.37     0.70      15.00
      2011                                     423         29.68       12,548           1.34     0.70      -0.84
      2010                                     477         29.94       14,270           1.58     0.70      13.60
    Deutsche
      Global Small Cap VIP Class A (f)
      2014                                     242         53.02       12,818           0.87     0.70      -4.80
      2013                                     272         55.70       15,174           0.62     0.70      34.99
      2012                                     300         41.26       12,395           0.65     0.70      14.56
      2011                                     375         36.02       13,504           1.73     0.70     -10.53
      2010                                     438         40.25       17,616           0.40     0.70      25.75
    Deutsche International VIP Class A (g)
      2014                                     293         45.06       13,221           1.75     0.70     -12.38
      2013                                     330         51.42       16,979           5.21     0.70      19.39
      2012                                     365         43.07       15,720           2.14     0.70      19.80
      2011                                     402         35.95       14,463           1.86     0.70     -17.25
      2010                                     473         43.45       20,539           2.09     0.70       0.91

    (b) Previously known as DWS Variable Series I
    (d) Previously known as DWS VIP Capital Growth A
    (e) Previously known as DWS VIP Core Equity A
    (f) Previously known as DWS VIP Global Small Cap Growth A
    (g) Previously known as DWS VIP International

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                   Scudder Horizon Plan Contracts (continued)
                                    ----------------------------------------------------------------------------
                                                  At December 31,               For the year ended December 31,
                                    -----------------------------------------  ---------------------------------
                                     Accumulation   Accumulation   Net Assets    Investment   Expense    Total
                                     Units (000s)    Unit Value      (000s)    Income Ratio*  Ratio**  Return***
                                    --------------  ------------  -----------  -------------  -------  ---------
Investments in the Deutsche
  Variable Series II
  Sub-Accounts (h):
    Deutsche Global Income Builder VIP Class A (i)
      2014                                     812  $      15.53  $    12,613           3.12%    0.70%      3.10%
      2013                                     941         15.07       14,174           2.01     0.70      15.81
      2012                                   1,063         13.01       13,829           1.60     0.70      12.19
      2011                                   1,202         11.60       13,940           1.61     0.70      -2.11
      2010                                   1,363         11.85       16,151           3.12     0.70      10.45
    Deutsche Money Market VIP Class A (j)
      2014                                     538         10.30        5,534           0.01     0.70      -0.69
      2013                                     624         10.37        6,474           0.01     0.70      -0.69
      2012                                     638         10.44        6,658           0.01     0.70      -0.69
      2011                                     727         10.51        7,642           0.01     0.70      -0.69
      2010                                   1,032         10.59       10,921           0.01     0.70      -0.69
    Deutsche
      Small Mid Cap Growth VIP Class A (k)
      2014                                     118         18.56        2,200           0.00     0.70       4.96
      2013                                     148         17.69        2,613           0.10     0.70      41.78
      2012                                     162         12.47        2,025           0.00     0.70      13.55
      2011                                     196         10.99        2,149           0.80     0.70      -4.58
      2010                                     176         11.51        2,025           0.00     0.70      28.53

    (h) Previously known as DWS Variable Series II
    (i) Previously known as DWS VIP Global Income Builder A
    (j) Previously known as DWS VIP Money Market A II
    (k) Previously known as DWS VIP Small Mid Cap Growth A

CHARTER NATIONAL VARIABLE ANNUITY ACCOUNT
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   FINANCIAL HIGHLIGHTS (CONTINUED)

                                                                 Helmsman Contracts
                                    ----------------------------------------------------------------------------
                                                At December 31,                 For the year ended December 31,
                                    -----------------------------------------  ---------------------------------
                                    Accumulation    Accumulation  Net Assets      Investment  Expense    Total
                                    Units (000s)     Unit Value     (000s)      Income Ratio* Ratio**  Return***
                                    --------------  ------------  -----------  -------------  -------  ---------
Investments in the Deutsche
  Variable Series I
  Sub-Accounts (b):
    Deutsche Bond VIP Class A (c)
      2014                                      30  $       3.02  $        93           3.63%    1.30%      5.25%
      2013                                      31          2.87           88           3.47     1.30      -4.29
      2012                                      31          2.99           92           4.17     1.30       6.37
      2011                                      31          2.82           87           4.21     1.30       4.31
      2010                                      31          2.70           83           4.15     1.30       5.40
    Deutsche Capital Growth VIP Class A (d)
      2014                                      46          8.44          386           0.61     1.30      11.50
      2013                                      51          7.57          387           1.26     1.30      32.90
      2012                                     106          5.70          606           0.92     1.30      14.54
      2011                                     133          4.98          660           0.79     1.30      -5.71
      2010                                     133          5.28          700           0.89     1.30      15.19
    Deutsche International VIP Class A (g)
      2014                                       -           N/A            -           1.75     1.30      19.40
      2013                                       -           N/A            -           0.00     0.00       0.00
      2012                                       -           N/A            -           2.14     1.30      19.40
      2011                                      29          2.68           78           1.86     1.30     -17.75
      2010                                      29          3.26           95           2.09     1.30       0.30
Investments in the Deutsche
  Variable Series II
  Sub-Accounts (h):
    Deutsche Global Income Builder VIP Class A (i)
      2014                                       3         14.65           48           3.12     1.30       2.48
      2013                                       6         14.29           81           2.01     1.30      15.11
      2012                                       6         12.42           71           1.60     1.30      11.51
      2011                                      12         11.14          131           1.61     1.30      -2.70
      2010                                      12         11.45          135           3.12     1.30       9.78
    Deutsche Money Market VIP Class A (j)
      2014                                       3          9.80           30           0.01     1.30      -1.29
      2013                                       3          9.93           31           0.01     1.30      -1.29
      2012                                       3         10.06           31           0.01     1.30      -1.29
      2011                                       3         10.19           32           0.01     1.30      -1.29
      2010                                       3         10.32           32           0.01     1.30      -1.29

    (b) Previously known as DWS Variable Series I
    (c) Previously known as DWS VIP Bond A
    (d) Previously known as DWS VIP Capital Growth A
    (g) Previously known as DWS VIP International
    (h) Previously known as DWS Variable Series II
    (i) Previously known as DWS VIP Global Income Builder A
    (j) Previously known as DWS VIP Money Market A II

                       Statement of Additional Information

                                     For the
                              Scudder Horizon Plan
                  a Flexible Premium Variable Deferred Annuity

                                 Issued Through
                    Charter National Variable Annuity Account

                                   Offered by
                     Charter National Life Insurance Company
                           (An Illinois Stock Company)

                             Customer Service Center
                2940 S. 84th Street Lincoln, NE 68506-4142 -0469
                                       Or
                           Overnight Mailing Address:
                                 P.O. Box 80469
                             Lincoln, NE 68501-0469
                                 (800) 242-4402
                                   -----------


This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the Scudder Horizon Plan, a flexible premium variable deferred annuity (the "Contract") offered by Charter National Life Insurance Company.


You may obtain a copy of the Scudder Variable Series I prospectus, dated April 30, 2005, or the Scudder Variable Series II prospectus dated April 30, 2005, by calling (800) 225-2470 or writing to:

                        Scudder Investment Services, Inc.
                             Two International Place
                        Boston, Massachusetts 02110-4103

Terms used in the current Prospectus for the Contract are incorporated in this Statement of Additional Information.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectus for the Contract, dated April 30, 2005, which you can obtain by calling (800) 242-4402 or writing to us at our Customer Service Center address listed above.

                              Dated April 30, 2005






                                Table of Contents

                                                                            PAGE


STATE REGULATION OF CHARTER                                                   1
ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS                          1
SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS                                  5
EXPERTS                                                                       12
FINANCIAL STATEMENTS                                                          12


In order to supplement the description in the Prospectus, this document provides additional information about Charter and the Contract that may be of interest to you.

STATE REGULATION OF CHARTER

We are a stock life insurance company organized under the laws of the State of Illinois, and are subject to regulation by the Illinois Department of Insurance. We file quarterly statements covering the operations and reporting on the financial condition of Charter with the Illinois Director of Insurance. Periodically, the Illinois Director of Insurance examines the financial condition of Charter, including the liabilities and reserves of the Variable Account and other separate accounts for which Charter is the depositor.

In addition, we are subject to the insurance laws and regulations of all the states in which we are licensed to operate. The availability of the Contract and certain contract rights and provisions depend on state approval and/or filing and review processes. Where required by state law or regulation, the Contract will be modified accordingly.

Charter is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate"), an Illinois stock life insurance company. Allstate is a wholly owned subsidiary of Allstate Insurance Company, an Illinois stock property liability insurance company. The Allstate Corporation owns all of the outstanding capital stock of Allstate Insurance Company.

Charter originally established the Variable Account as a separate investment account under the laws of the State of Missouri on May 15, 1987. Since December 21, 1999, in conjunction with the redomestication of Charter to the State of Illinois, the Variable Account has been governed by the laws of the State of Illinois.

ALFS, Inc., an affiliate of Charter National Life Insurance Company, is the principal underwriter of the Contract. ALFS, Inc. receives no underwriting commission. Charter no longer offersthe Contract for sale. If you have already purchased a Contract, you may continue to make purchase payments according to the Contract.

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

From time to time, we may make certain changes in the Variable Account and its investments. We may substitute shares of any portfolio for shares of another portfolio of the Fund or another registered open-end management investment company. We may do so if the shares of the portfolio are no longer available for investment or if we decide that investment in any portfolio would be inappropriate in view of the purposes of the Variable Account. We will not substitute or eliminate the shares of a portfolio in which your Contract is invested without prior approval of the SEC and we will notify you of our intent. This will be done to the extent required by the 1940 Act.

We may add or delete sSub-Accounts in our discretion when we decide that marketing, tax, investment, or other conditions warrant such additions or deletions. Each additional Sub-Account will purchase shares in a portfolio of the Fund or in another mutual fund or investment vehicle. If we eliminate a Sub-Account, then we will notify you and request that you reallocate the amounts you have invested in the eliminated Sub-Account. If you do not provide us with your desired reallocations, then we will reinvest the amounts in the eliminated Sub-Account into the Sub-Account that invests in the Money Market Portfolio. In the event of any such substitution, change, or elimination, we may, by appropriate endorsement, change the Contracts as may be necessary or appropriate to reflect such substitution, change, or elimination. Furthermore, if we deem it to be in the best interests of persons having voting rights under the Contracts, then the Variable Account may be: (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) de-registered under the 1940 Act, in the event such registration is no longer required, or (iii) combined with one or more other separate accounts. To the extent applicable law permits, we may transfer the assets of the Variable Account associated with the Contracts to another separate account.


SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold the assets of the Variable Account. The assets are kept segregated and held separate and apart from Charter's general funds. We maintain records of all purchases and redemptions of the shares of each Portfolio. A blanket fidelity bond in the amount of $10,000,000 covers all of the officers and employees of Charter.


EXPERTS

The financial statements of Charter National Life Insurance Company as of December 31, 2004 and 2003 and for each of the three years in the period ended
December 31, 2004, and the related financial statement schedules included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in method of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the sub-accounts comprising Charter National Variable Annuity Account as of December 31, 2004 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.





FINANCIAL STATEMENTS


The financial statements of the Variable Account, which are comprised of the underlying financial statements of the sub- accounts as of December 31, 2004, and for each of the periods in the two year period then ended, the financial statements of Charter as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, and the related financial statement schedules and the accompanying Reports of Independent Registered Public Accounting Firm appear in the pages that follow. The financial statements and schedules of Charter included herein should be considered only as bearing upon the ability of Charter to meet its obligations under the Contacts. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

                                     PART C
                               OTHER INFORMATION

Item 24.     Financial Statements and Exhibits

     (a)     Financial Statements

All required financial statements are included in Part B of this Registration Statement.


             (b)    Exhibits

          (1)(a)    Resolutions of the Board of Directors of Charter National
                    Life Insurance Company authorizing the establishment of the Charter
                    National Variable Annuity Account (renamed Allstate Life Insurance
                    Company Variable Annuity Separate Account C).(1)

          (1)(b)    Resolution of the Board of Directors of Charter National Life
                    Insurance Company Approving Plan of Merger with Allstate Life
                    Insurance Company.(1)

          (1)(c)    Resolution of the Board of Directors of Allstate Life
                    Insurance Company Approving Plan of Merger with Charter National Life
                    Insurance Company.(1)

          (2)       Not Applicable.***

          (3)(a)    Principal Underwriting Agreement between Charter National Life
                    Insurance Company on its own behalf and on behalf of Charter National
                    Variable Annuity Account, and CNL, Inc.(2)

             (b)    Expense Reimbursement Agreement between Charter National Life
                    Insurance Company and CNL, Inc.(2)

             (c)    Marketing and Solicitation Agreement.(2)

             (d)    Principal Underwriting Agreement between Charter National Life
                    Insurance Company and Allstate Life Financial Services, Inc.(3)

          (4)(a)    Form of Contract for the Flexible Premium Variable
                    Deferred Annuity.(2)


             (b)    State Variations in Contract Form.(2)

             (c)    General Account Endorsement.(2)

             (d)    Individual Retirement Provision Contract Rider.(2)

             (e)    Change in Ownership and Annuitant Contract Rider.(2)

             (f)    Charges Endorsement.(2)

             (g)    Change of Company Address Endorsement.(1)

          (5)       Not Applicable

          (6)(a) Articles of Amendment to the Articles of Incorporation of Allstate Life Insurance Company.(4)

             (b)    Amended and Restated By-Laws of Allstate Life Insurance Company.(4)

          (7)       Not Applicable.

          (8)(a)    Participation Agreement between Charter National Life Insurance
                    Company and Scudder Variable Life Investment Fund.(1)

             (b)    Amendment to Participation Agreement between Scudder Variable Life
                    Investment Fund and Charter National Life Insurance Company (dated as of
                    December 1, 2000).(1)

             (c)    Participation Agreement among Scudder Variable Series II, Zurich
                    Scudder Investments, Inc., Scudder Distributors, Inc., and Charter
                    National Life Insurance Company (dated as of May 1, 2001).(1)

             (d)    Supplement to Participation Agreement (as amended and supplemented from time to time) among DWS Variable Series II, Deutsche Investment
                    Management Americas Inc., DWS Scudder Distributors, Inc. and Charter
                    National Life Insurance Company (dated as of October 1, 2006).(1)

             (e)    Participating Contract and Policy Agreement between Scudder Fund
                    Distributors, Inc. and CNL, Inc.(2)

             (f)    Amendment to Participating Contract and Policy Agreement.(2)



             (g)    Reimbursement Agreement between Scudder, Stevens & Clark Ltd. and
                    Charter National Life Insurance Company.(2)

             (h)    Purchase Agreement dated February 11, 1998, between Charter
                    National Life Insurance Company, Leucadia National Corporation and
                    Allstate Life Insurance Company and exhibits-including form of
                    Coinsurance Agreement between Charter National Life Insurance Company and Allstate Life Insurance Company and form of Administrative
                    Services Agreement between Charter National Life Insurance Company and
                    Allstate Life Insurance Company.(5)

          (9)       Opinion and Consent of Counsel.(1)

          (10)      Consent of Independent Registered Public Accounting Firm.(1)

          (11)      Not applicable.

          (12)      Not applicable.

          (13)      Powers of Attorney. (1)

                    Don Civgin
                    James D. Devries
                    Angela K. Fontana
                    Mary Jane Fortin
                    Judith P. Greffin
                    Mario Imbarrato
                    Wilford J. Kavanaugh
                    Katherine A. Mabe
                    Harry R. Miller
                    Samuel H. Pilch
                    Steven E. Shebik
                    Steven P. Sorenson
                    Thomas J. Wilson
                    Matthew E. Winter

(1)  Filed herewith.

(2) Incorporated herein by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4, File No. 33-22925, filed on February 24, 1997.

(3) Incorporated herein by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4, File No. 033-22925, filed May 1, 2000.

(4) Incorporated herein by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4, File No. 333-77605, filed on April 24, 2001.

(5) Incorporated herein by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4, File No. 33-22925, filed on April 24, 1998.

Item 25.        Directors and Officers of the Depositor

NAME AND PRINCIPAL BUSINESS ADDRESS*               POSITION(S) WITH THE DEPOSITOR

Don Civgin                                        Director, Executive Vice President Annuities
James D. DeVries                                  Director
Angela K. Fontana                                 Director, Vice President, General Counsel and Secretary
Mary Jane Fortin                                  Director, President
Judith P. Greffin                                 Director, Executive Vice President and Chief Investment Officer
Mario Imbarrato                                   Director, Vice President and Chief Financial Officer
Wilford J. Kavanaugh                              Director, Senior Vice President
Katherine A. Mabe                                 Director
Harry R. Miller                                   Director, Senior Vice President and Chief Risk Officer
Samuel H. Pilch                                   Director, Senior Group Vice President and Controller
Steven E. Shebik                                  Director
Steven P. Sorenson                                Director
Thomas J. Wilson                                  Director, Chairman of the Board
Matthew E. Winter                                 Director and Chief Executive Officer
D. Scott Harper                                   Senior Vice President and Assistant Treasurer
Marilyn V. Hirsch                                 Senior Vice President
Jesse E. Merten                                   Senior Vice President and Treasurer
P. Kelly Noll                                     Senior Vice President and Chief Privacy Officer
P. John Rugel                                     Senior Vice President
Randal DeCoursey                                  Vice President
Atif J. Ijaz                                      Vice President
Steven M. Miller                                  Vice President
Stephanie D. Neely                                Vice President and Assistant Treasurer
Tracy M. Kirchoff                                 Chief Compliance Officer
Lori A. Cruz                                      Assistant Secretary
Daniel G. Gordon                                  Assistant Secretary
Jay A. Kallas                                     Assistant Secretary
Elizabeth J. Lapham                               Assistant Secretary
Mary Jo Quinn                                     Assistant Secretary
Elliot A. Stultz                                  Assistant Secretary
Lisette S. Willemsen                              Assistant Secretary
Theresa M. Resnick                                Appointed Actuary
Frank R. Fiarito                                  Authorized Representative
Thomas H. Helsdingen                              Authorized Representative
Raymond P. Thomas                                 Authorized Representative
Merlin L. Miller                                  Illustration Actuary

    * The principal business address of each person listed is 3075 Sanders Road, Northbrook, Illinois 60062.

Item 26. Persons Controlled By or Under Common Control With the Depositor or Registrant

Incorporated herein by reference to Annual Report on Form 10-K, filed by The Allstate Corporation on February 19, 2015 (File No. 001-11840).

Item 27.  Number of Contract Owners

As of October 21, 2015, there were 1,429 owners of the flexible premium variable deferred annuity funded by the Charter National Variable Annuity Account, of which 1,407 were non qualified and 22 were qualified.

As of October 21, 2015, there were 7 owners of the single premium variable deferred annuity funded by the Charter National Variable Annuity Account, of which 5 were non qualified and 2 were qualified,.


Item 28.  Indemnification

Illinois Business Corporation Act Chapter 805 Section 5/8.75 is a comprehensive provision that describes the power of an Illinois corporation to provide for the indemnification of its officers, directors, employees and agents. This Section also authorizes an Illinois corporation to purchase and maintain insurance on behalf of directors, officers, employees or agents of the corporation.

The By-laws of Allstate Life Insurance Company ("Allstate Life") provide that Allstate Life will indemnify all of its directors, former directors, officers and former officers, to the fullest extent permitted under law, who were or are a party or are threatened to be made a party to any proceeding by reason of the fact that such persons were or are directors or officers of Allstate Life, against liabilities, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them. The indemnity shall not be deemed exclusive of any other rights to which directors or officers may be entitled by law or under any articles of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the indemnity shall inure to the benefit of the legal representatives of directors and officers or of their estates, whether such representatives are court appointed or otherwise designated, and to the benefit of the heirs of such directors and officers. The indemnity shall extend to and include claims for such payments arising out of any proceeding commenced or based on actions of such directors and officers taken prior to the effectiveness of this indemnity; provided that payment of such claims had not been agreed to or denied by Allstate Life before such date. The directors and officers of Allstate Life have been provided liability insurance for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of Allstate Life.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers, and controlling persons of Allstate Life Insurance Company pursuant to the foregoing statute, or otherwise, Allstate Life Insurance Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Allstate
Life Insurance Company of expenses incurred or paid by a director, officer or controlling person of Allstate Life Insurance Company in successful defense or any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Allstate Life Insurance Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


Item 29.     Principal Underwriter

(a) Allstate Distributors, LLC serves as principal underwriter for: Allstate Life Insurance Company Variable Annuity Separate Account C, Allstate Life Variable Life Separate Account A, and Allstate Financial Advisors Separate Account I, which are separate accounts of Allstate Life Insurance Company; Allstate Life of New York Separate Account A, which is a separate account of Allstate Life Insurance Company of New York; Intramerica Variable Annuity Account, which is a separate account of Intramerica Life Insurance Company; and Lincoln Benefit Life Variable Life Account and Lincoln Benefit Life Variable Annuity Account, which are separate accounts of Lincoln Benefit Life Company.

(b)  Directors and Officers of Allstate Distributors, LLC:

Name and Principal Business Address*                   Positions and Offices with Underwriter
Angela K. Fontana                                      Manager and Assistant Secretary
Mario Imbarrato                                        Manager
Wilford J. Kavanaugh                                   Manager, Chairman of the Board and President
P. John Rugel                                          Manager
D. Scott Harper                                        Senior Vice President and Assistant Treasurer
Jesse E. Merten                                        Senior Vice President and Assistant Treasurer
P. Kelly Noll                                          Senior Vice President and Chief Privacy Officer
Marian Goll                                            Vice President and Treasurer
Stephanie D. Neely                                     Vice President and Assistant Treasurer
Mary K. Nelson                                         Vice President--Operations
Allen R. Reed                                          Vice President, General Counsel and Secretary
Dana Goldstein                                         Chief Compliance Officer
Daniel G. Gordon                                       Assistant Secretary
Lisette S. Willemsen                                   Assistant Secretary

* The principal business address of each person listed is 3075 Sanders Road, Northbrook, IL 60062.

Item 30.     Location of Accounts and Records

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by Allstate Life Insurance Company at its Home Office.


Item 31.       Management Services

Not Applicable.

Item 32.      Undertakings

Allstate Life Insurance Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company.

Registrant undertakes to file a post-effective amendment to the registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as premium payments under the variable annuity contracts may be accepted.

Registrant undertakes to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has duly caused this registration statement to be signed on its behalf in the Township of Northfield, in the State of Illinois, on the 4th day of January, 2016.

             Allstate Life Insurance Company Variable Annuity Separate Account C
                          (formerly, Charter National Variable Annuity Account) (Registrant)

                          Allstate Life Insurance Company
                          (Depositor)


                          By: /s/ Angela K. Fontana
                              ---------------------
                              Angela K. Fontana
                              Vice President, General Counsel and Secretary

     Pursuant to the requirement of the Securities Act of 1933, this registration statement has been signed below by the following persons in their capacities on the dates indicated.

Signature                              Title

*/s/ DON CIVGIN                     Director, Executive Vice President, Annuities
---------------
Don Civgin

*/s/ JAMES D. DEVRIES               Director
---------------------
James D. DeVries

/s/ Angela K. Fontana               Director, Vice President, General Counsel and Secretary
---------------------
Angela K. Fontana

*/s/ MARY JANE FORTIN               Director and President
---------------------
Mary Jane Fortin

*/s/ JUDITH P. GREFFIN               Director, Executive Vice President and Chief Investment
 ---------------------               Officer
 Judith P. Greffin

*/s/ MARIO IMBARRATO               Director, Vice President and Chief Financial Officer
--------------------
Mario Imbarrato

* /s/ WILFORD J. KAVANAUGH         Director and Senior Vice President
--------------------------
Wilford J. Kavanaugh

* /s/ KATHERINE A. MABE               Director
-----------------------
Katherine A. Mabe

*/s/ HARRY R. MILLER                Director, Senior Vice President and Chief Risk Officer
--------------------
Harry R. Miller

* /s/ SAMUEL H. PILCH               Director, Senior Group Vice President and Controller
---------------------               (Principal Accounting Officer)
Samuel H. Pilch

* /s/ STEVEN E. SHEBIK               Director
----------------------
Steven E. Shebik

* /s/ STEVEN P. SORENSON               Director
------------------------
Steven P. SORENSON

*/s/ THOMAS J. WILSON               Director and Chairman of the Board
---------------------
Thomas J. Wilson

*/s/ MATTHEW E. WINTER               Director and Chief Executive Officer
----------------------
Matthew E. Winter

     * Signed by Angela K. Fontana, as Attorney-in-Fact pursuant to Power of Attorney

Exhibit Index

Exhibit No.

(1)(a)    Resolutions of the Board of Directors of Charter National Life Insurance Company
          authorizing the establishment of the Charter National Variable Annuity
          Account (renamed Allstate Life Insurance Company Variable Annuity Separate
          Account C).

(1)(b)    Resolution of the Board of Directors of Charter National Life Insurance Company
          Approving Plan of Merger with Allstate Life Insurance Company.

(1)(c)    Resolution of the Board of Directors of Allstate Life Insurance Company Approving
          Plan of Merger with Charter National Life Insurance Company.

(4)(g)    Change of Company Address Endorsement.

(8)(a)    Participation Agreement between Charter National Life Insurance Company and Scudder
          Variable Life Investment Fund.

(8)(b)    Amendment to Participation Agreement between Scudder Variable Life Investment Fund and Charter National Life Insurance Company (dated as of December 1, 2000).

(8)(c)    Participation Agreement among Scudder Variable Series II, Zurich Scudder Investments,
          Inc., Scudder Distributors, Inc., and Charter National Life Insurance
          Company (dated as of May 1, 2001).

(8)(d)    Supplement to Participation Agreement (as amended and supplemented from time to time)
          among DWS Variable Series II, Deutsche Investment Management Americas Inc.,
          DWS Scudder Distributors, Inc. and Charter National Life Insurance Company
          (dated as of October 1, 2006).

(9)       Opinion and Consent of Counsel

(10)      Consent of Independent Registered Public Accounting Firm

(13)      Powers of Attorney
           Don Civgin
           James D. Devries
           Angela K. Fontana
           Mary Jane Fortin
           Judith P. Greffin
           Mario Imbarrato
           Wilford J. Kavanaugh
           Katherine A. Mabe
           Harry R. Miller
           Samuel H. Pilch
           Steven E. Shebik
           Steven P. Sorenson
           Thomas J. Wilson
           Matthew E. Winter
